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                                    APW Ltd.
                                 2 Church Street
                                Hamilton, Bermuda
                                      -and-
                        N22 W23685 Ridgeview Parkway West
                               Waukesha, WI 53188
                                 (262) 523-7600

                               -------------------
                              NOTICE OF ACTION BY
                         WRITTEN CONSENT OF SHAREHOLDERS
                               -------------------

To Our Warrant Holders:


On July 31, 2002, APW Ltd. ("APW" or the "Company") emerged from bankruptcy and issued 60,606 warrants to purchase common shares in APW Ltd. to its predecessor's shareholders. Based upon the terms of the bankruptcy plan approved by both U.S. and Bermuda courts, the exercise price of the warrants was set at approximately five times above the fair market value of the common shares. No fractional interests were issued and, instead, holders will receive an amount equal to $4.20 per warrant for each fractional warrant. On November 28, 2002, the Company will be effecting a four-for-one reverse share split and, as a result, the warrant(s) you hold pursuant to the warrant agreement will be adjusted so that:


     . the number of shares for which the warrant is exercisable and the exercise price will be adjusted to provide the equivalent benefit after the reverse share split (i.e., the exercise price will be increased by a multiplier of four and the number of shares that the warrant gives you the right to purchase will be decreased to one-fourth of the number of pre-split warrants); and

     . any additional fractional warrants resulting from the reverse share split will be redeemed for cash as permitted by the terms of the warrant agreement.


The Company intends to pay cash for any fractional warrants based upon the U.S. Bankruptcy Court's approval of a plan specifying a $4.20 per share fair market value on July 23, 2002 of the existing warrants (or $16.80 per warrant on a post-reverse share split basis). The Company has not sought an independent determination of the fair market value of the warrants in connection with the reverse share split. The shareholders and board have unanimously approved the reverse share split. You need not vote on this matter and do not have dissenters rights. The enclosed Information Statement describes in detail the effect of and contains important information regarding the reverse share split. Additionally, the Company will be redeeming all warrants held by its 401(k) plan at a price of $4.20 per warrant prior to the reverse share split.


The Company has fixed November 5, 2002 as the record date for determining the holders of warrants entitled to notice and receipt of this Information Statement. We urge you to read this Information Statement carefully.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

APW IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND APW A PROXY.

                                By Order of the Board of Directors:



                                Richard G. Sim
                                Chairman, President and Chief Executive Officer November 7, 2002

                                    APW LTD.

                                ---------------

                        PRELIMINARY INFORMATION STATEMENT

                                ---------------

                             INTRODUCTORY STATEMENT

APW is a Bermuda company with its principal executive offices located at 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, Wisconsin. Our U.S. telephone number is (262) 523-7600.


This Information Statement is being sent to all warrant holders by the Board of Directors of APW to inform you about the actions the board and shareholders have unanimously taken. The shareholder consent action was effective on September 11, 2002, and the four-for-one reverse share split will be effective November 28, 2002. As a result of the reverse share split and pursuant to the warrant agreement, the number of common shares issuable upon exercise of each warrant will be reduced, and the exercise price per share of each warrant will increase, proportionately, and any fractional warrants resulting from the reverse share split will be redeemed for cash as permitted by the terms of the warrant agreement. As a result of redeeming the fractional warrants from this reverse share split and based upon its review of the number of holders who own 3 or less warrants, APW will have fewer than 300 registered holders of its warrants. After this reverse share split and a related filing with the Securities and Exchange Commission ("SEC"), APW will no longer be subject to the registration and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). As of the date of this Information Statement, we are still awaiting information on holders who hold in "street name" at Cede & Co. Therefore, we do not know how many fractional warrants will be redeemed as a result of the reverse share split. The redemption, prior to the reverse share split, of the fractional interests and warrants held by our 401(k) plan and described in more detail later is expected to cost less than $25,000.

Warrant certificates reflecting the reverse share split will be distributed based on a record date of November 5, 2002. After the reverse share split, each such holder will receive one warrant for every four warrants previously held and the exercise price will increase to $1,795.80 per share. Distribution of the warrant certificates and payment of fractional interests is scheduled to occur promptly after November 28, 2002. There is no current trading market for the warrants nor is any trading market expected to develop. This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities. The date of this Information Statement is November __, 2002.


Your approval is not required or being sought. We are not asking you for a proxy and you are requested not to send us a proxy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Copies of this Information Statement are being mailed on or before November 7, 2002 to the holders of record on November 5, 2002 of the outstanding warrants.

                               SUMMARY TERM SHEET

          This summary is qualified in its entirety by the more detailed information set forth elsewhere in this Information Statement and should be read in its entirety.


Purpose of the reverse share split ....................... The sole reason for the reverse share split is to bring the number of holders of our warrants
                                                           below 300 so that we will no longer have the
                                                           obligation, and the expenses associated with the
                                                           obligation, to file reports with the SEC or have
                                                           a class of securities registered under the Exchange
                                                           Act. See "Reasons for the Reverse Share Split and
                                                           Consequences to Warrant Holders--Fairness of the
                                                           Reverse Share Split-Reasons."

No market for warrants ................................... The warrants are not traded on any public market.
                                                           After effecting this transaction, the Company does
                                                           not intend to make information about its financial
                                                           condition publicly available. See "Reasons for the
                                                           Reverse Share Split and Consequences to Warrant
                                                           Holders--Fairness of the Reverse Share Split--Effects
                                                           on the warrant holders."

The reverse share split .................................. Section 5.2 of the warrant agreement provides for an adjustment to the number of warrants and the exercise
                                                           price of the warrants  upon the occurrence of a reverse
                                                           share split. After the four-for-one reverse share split,
                                                           the warrant exercise price will be increased by a
                                                           multiplier of four and the number of warrant shares
                                                           obtainable upon exercise will be decreased to one-fourth
                                                           of the number of pre-split warrants. Therefore, for example, if prior to the reverse share split you held 100 warrants
                                                           at the $448.95 exercise price per warrant, after the reverse share split you will hold 25 warrants with a $1,795.80
                                                           exercise price per warrant. If, for example, you held two
                                                           warrants prior to the reverse share split, you would have
                                                           had a right to one-half of a warrant at an exercise price of
                                                           $1,795.80 per share after the reverse share split, but the warrant agreement provides that the Company may redeem
                                                           fractional warrants and the Company has elected to do so.
                                                           Therefore, your fractional warrant will be redeemed and you will receive $8.40, which is equal to $4.20 for each of the two pre-split warrants you held (or one-half of the $16.80 post-split value). As a result of the reverse share split, the par value of our common stock will increase from US$0.02 to US$0.08 per share. See "Reasons for the Reverse Share
                                                           Split and the Consequences to Warrant Holders--Fairness of
                                                           the Reverse Share Split--Effects on the warrant holders."

What you will receive .................................... On November 28, 2002, every four warrants you hold will convert into one warrant to purchase common shares.  We will mail the warrant certificates to you promptly after the effectiveness of the reverse share split. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Issuance of Certificates and Payment for
                                                           Fractional Warrants."

Treatment of Fractional Shares ........................... We will not distribute any fractional warrants in connection with the reverse share split. Rather,
                                                           warrants that would otherwise be converted by the
                                                           reverse share split into a fractional replacement
                                                           warrant will be redeemed for cash in an amount equal
                                                           to $4.20 per pre-split warrant, or $16.80 per share
                                                           post-reverse share split. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Issuance of Certificates and Payment for
                                                           Fractional Warrants."

Fairness of the Reverse Share Split ...................... We believe that the reverse share split is fair to, and in the best interests of, our unaffiliated shareholders and warrant holders. Our opinion is based on, among
                                                           others, the following factors: (i) the reverse share
                                                           split is being effected pursuant to the requirements
                                                           of the laws of Bermuda and our charter documents;
                                                           (ii) the shareholders have unanimously approved the
                                                           reverse share split; (iii) the warrant anti-dilution
                                                           adjustments contemplate the occurrence of a share
                                                           split; and (iv) the price paid to fractional
                                                           warrant holders is approximately the fair market
                                                           value and was approved in our bankruptcy proceedings.
                                                           In making our determination regarding the fairness of
                                                           the reverse share split, we did not obtain a fairness
                                                           opinion or appraisal or hire an unaffiliated
                                                           representative to negotiate the terms of the
                                                           transaction to the unaffiliated shareholders or
                                                           warrant holders. See "Fairness of the Reverse Share
                                                           Split."

Treatment of Retirement Plan Beneficiaries ............... We have been informed by our counsel and the
                                                           401(k) Plan Trustee that the APW Ltd. 401(k)
                                                           Plan cannot hold the warrants.  Therefore, we
                                                           are proposing, and the 401(k) Plan Committee has
                                                           agreed, to redeem all of the warrants held by
                                                           the 401(k) Plan at a price per warrant prior to
                                                           the reverse share split of $4.20.  Based upon
                                                           the information available to us, the 401(k) Plan
                                                           holds 5,640 warrants and the redemption will
                                                           require less than $25,000 to effect. See
                                                           "Redemption of 401(k) Warrants."

Record Date for Reverse Share Split ...................... November 5, 2002.  See "Introductory Statement."

Effective Date of Reverse Share Split .................... November 28, 2002.  See "Change to APW's
                                                           Capital Structure--The Reverse Share Split."

Tax Consequences ......................................... Cash you receive in lieu of fractional warrants will be taxable to you.  You will be treated as
                                                           receiving cash as payment in exchange for your
                                                           fractional warrants and you will recognize a
                                                           capital gain or loss in an amount equal to the
                                                           difference between the amount of cash you get
                                                           and the adjusted basis of your fractional
                                                           warrants.

                                                           To the extent that you obtain warrants as a result
                                                           of the reverse share split, you will not recognize
                                                           any gain or loss upon the receipt of your new warrants.
                                                           However, if you also receive money in lieu of fractional
                                                           warrants you will have to adjust the basis of the new
                                                           warrants you receive. For a more complete description,
                                                           see "Reasons for the Reverse Share Split and the
                                                           Consequences to Warrant Holders--Material Federal Income
                                                           Tax Consequences of the Reverse Share Split."

Source of financing for the payment of the fractional      Because we do not have information on "street
warrants and the redemption of the warrants held by the    name" holders of warrants at Cede & Co., we do
APW Ltd. 401(k) Plan ..................................... not know the exact amount of cash that will be required to redeem fractional warrants. Based upon
                                                           information we do have, we anticipate that

Recent Events............................................. We have recently restated our financial statements for fiscal years 1999-2001. Please see "Recent Events."

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
                                                           less than $250,000 will be needed to redeem all
                                                           of the outstanding fractional warrants and
                                                           those warrants held by the APW Ltd. 401(k) Plan.
                                                           We will also pay approximately $30,000 for expenses
                                                           associated with the reverse share split. We intend
                                                           to pay the purchase price and related expenses from
                                                           our existing working capital. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Financing of the Reverse Share Split."

Vote Required to Approve the Transaction ................. Under our Bye-Laws, the action requires the affirmative vote of 66-2/3% of the votes cast by
                                                           all holders of our common shares. As of
                                                           September 1, 2002 there were a total of
                                                           1,303,030 common shares outstanding.  Each share
                                                           entitles the holder to one vote.

                                                           THE BOARD AND SHAREHOLDERS HAVE UNANIMOUSLY
                                                           CONSENTED TO THE REVERSE SHARE SPLIT.  See
                                                           "Change to APW's Capital Structure -The Reverse
                                                           Share Split."

Dissenters' Rights ....................................... Bermuda law does not provide shareholders or warrant holders with dissenters' rights as the
                                                           result of a reverse share split.  Warrant
                                                           holders do not have a right to vote with respect
                                                           to this matter and are bound by the decision of
                                                           the board and shareholders to approve the
                                                           reverse share split on the proposed terms.

Distribution Agent and Transfer Agent .................... American Stock Transfer & Trust Company.  For
                                                           additional information, please contact American
                                                           Stock Transfer & Trust Company, our warrant
                                                           agent.  See "Warrant Agent."  The Company's
                                                           contact is Susan Silber, American Stock Transfer
                                                           & Trust Company, 59 Maiden Lane, Plaza Level,
                                                           New York, NY  10038.  Her phone number is (718)
                                                           921-8217.  Ms. Silber's e-mail address is
                                                           ssilber@amstock.com.

Possible Exercise of Warrants ............................ Under the terms of the warrant agreement, a warrant holder could exercise and purchase
                                                           common shares prior to the reverse share split.
                                                           However, based upon a recent value used for the
                                                           issuance of options to its officers, the Company
                                                           believes the fair market value of a share prior
                                                           to the reverse share split is approximately
                                                           $82.50 per share, considerably less than the
                                                           exercise price of $448.95 per warrant prior to
                                                           the reverse share split.

Exercise Price for Warrants .............................. The pre-reverse share split exercise price of
                                                           $448.95 for each warrant was established under
                                                           the bankruptcy plan and approved by U.S. and
                                                           Bermuda courts.  Under the bankruptcy plan, the
                                                           exercise price was purposely set significantly
                                                           above the estimated fair market price of a share.

                              AVAILABLE INFORMATION


We are currently required to file reports, proxy statements and other information with the SEC under the Exchange Act. You can get copies of these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also view these filings at the SEC's website at http://www.sec.gov. This Information Statement includes information required to be disclosed by the SEC pursuant to Rule 13e-3 under the Exchange Act which governs, among other things, transactions by certain issuers that have a reasonable likelihood or purpose of, among other things, causing any class of equity securities of an issuer which is subject to Section 12(g) or Section 15(a) of the Exchange Act to be held of record by fewer than 300 holders. We have also filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC relating to the reverse share split described in this Information Statement.

                   SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

Some of the matters in this Information Statement are forward-looking statements that involve certain risks and uncertainties. All of these risks and uncertainties could cause actual results to materially differ from those in the forward-looking statements. For a description of additional factors affecting our business, see our periodic reports filed with the SEC.

                                   THE COMPANY

We are a leading global provider of Technically Enabled Manufacturing Services ("TEMS"), focused on designing and integrating large electronic products. We have the capabilities to design and manufacture various subsystems for electronic products, including enclosures, thermal management systems, backplanes, power supplies, printed circuit board assemblies (PCBAs), and cabling, either as integrated custom systems or as individual subsystems. In addition, we provide a wide range of integration services to our customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services.

We are organized as one reportable segment operating in approximately 30 locations throughout North America, South America, Europe and Asia. We provide our solutions and services to original equipment manufacturers ("OEMs"), primarily in the communications (datacom and telecom), computing (enterprise hardware--large servers, large data storage, networking) and Internet (application service providers and Internet service providers) markets. We believe that our size, global reach, product breadth, depth of engineering experience, scope of services, and demonstrated expertise uniquely position us to win large manufacturing contracts from leading global OEMs in our target markets. Our customers include industry leaders such as Applied Materials, Cymer, EMC, Ericsson, Fujitsu, Hewlett-Packard, IBM, Lucent, Motorola, NCR, Nortel Networks and Sun Microsystems. We believe that these customers will provide us with substantial growth opportunities due to their desire to migrate from a fragmented regional supply base to an integrated global supply capability, such as we offer.

Our Recent Bankruptcy Filing

On May 16, 2002, APW Ltd., our predecessor, (then in provisional liquidation), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") (Case No. 02-12335). The proceeding involved only APW Ltd. and Vero Electronics, Inc. ("Vero"), a non-operating entity and subsidiary of APW Ltd. (Case No. 02-12334). All of our other subsidiaries were excluded from the proceeding and continue to conduct business with customers and suppliers in the ordinary course.

On May 30, 2002, a proceeding (the "Bermuda Proceeding") was commenced pursuant to the Companies Act 1981 with respect to APW in the Bermuda Supreme Court in connection with a winding-up petition. One of the purposes of the filing was the imposition of a statutory stay preventing third parties from continuing or taking actions against APW in Bermuda. On May 30, 2002, the Bermuda court appointed Malcolm L. Butterfield of KPMG Bermuda and Philip W. Wallace of KPMG, London, England as joint provisional liquidators of APW (or, as referred to herein, the "JPLs") with limited supervisory powers. The appointment of the JPLs and statutory stay enabled the JPLs to perform supervisory and oversight of the management of APW while reviewing the plan of reorganization with a view to its treatment of creditors. On July 22, 2002, the JPLs were granted various powers, including the power to authorize the sale of any business, operation, subsidiary, division or other significant asset of APW.

Confirmation of Plan of Reorganization and Emergence

On July 24, 2002 the Bankruptcy Court, following a hearing on July 23, 2002, entered an order confirming APW's and Vero's Amended and Restated Plan of Reorganization dated June 19, 2002 (as modified, amended or supplemented, the "Plan"). APW emerged from bankruptcy on July 31, 2002.

Pursuant to the terms of the Plan approved by the Bermuda Supreme Court, all of the assets and liabilities which were to be retained by APW under the original Plan were transferred to AWP Ltd. ("AWP"), a newly formed Bermuda company. One of the assets transferred was the right to use the name "APW Ltd.," and the newly formed entity became the successor-in-interest to APW. After consummation of the Plan, APW changed its name to BQX Ltd. and AWP Ltd. changed its name to APW Ltd. These changes became effective on July 31, 2002.

In addition, as of July 31, 2002, the effective date of the Plan, we (the successor-in-interest to our predecessor) issued under the Plan the following:

     . New secured notes in the aggregate principal amount of $100 million to our senior secured lenders,

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     .    1,000,000 common shares to our senior secured lenders, which initially represent 100% of our outstanding common shares after the consummation of the Plan,

     . Warrants to purchase up to 303,030 common shares at an exercise price of $0.02 per share to lenders under the Post-Petition Multicurrency Superpriority Credit Facility, all of which were exercised on August 31, 2002; and

     . Warrants to purchase up to 60,606 common shares at an exercise price of $448.95 per share to the predecessor equity holders of APW.

     . Options under the APW Ltd. 2002 Stock Incentive Plan permitting the issuance of 151,515 options (124,915 were issued on August 20, 2002).


At the time of the issuance of the warrants, we requested that DTC conduct a broker search so that we could complete the original issuance of the warrants and warrant certificates as well as the redemption of any fractional shares at $4.20 as contemplated by the Plan. As of the date of this Information Statement, we have issued the original warrant certificates or paid cash in lieu of issuing fractional warrant certificates, as the case may be.


                            OUR SERVICES AND PRODUCTS

We offer a broad range of value-added services to provide our OEM customers with a vertically integrated solution for the development, manufacture and distribution of our products.

New Product Design. New Product Introduction Centers ("NPICs") provide services to help the customer achieve production designs that are cost effective and that enable customers to produce commercial volumes within a short period of time. The New Product Introduction ("NPI") process is most effective when a customer uses it at the concept phase of the product's development cycle. NPI can include technology selection; design, test and material strategies; best practices design and development engineering services; and rapid circuit board and system prototype build services. NPICs in the United Kingdom and on the East and West coasts of the United States provide customers with comprehensive and rapid turnaround prototype design for integrated solutions. We have also established NPICs at several other facilities for specific product applications. We work closely with our OEM customers' development teams from the early stages of product development. Our development teams design all the electro-mechanical aspects of our customers' products with a focus on reducing costs and increasing ease of manufacturing. We can design everything that goes into large electronic products. In addition to fast prototype capability, our NPICs provide complete in-house testing, airflow analysis, safety agency approvals, Electro-Magnetic Interference/Radio Frequency Interference emission compliance, and testing for shock, vibration, FCC and environmental compliance.

Manufacturing. Our manufacturing operations include hard and soft metal tooling, plastic injection molded and structural foam parts, tool and die design and manufacturing, thermal management componentry, backplane boards, power supplies, cable assembly and printed circuit board population in Europe and North America. We manufacture components, subassemblies and systems both for sale as standard products and for incorporation into our custom integrated electronics enclosure systems. We employ just-in-time, single piece flow manufacturing and continuous improvement processes to reduce costs and shorten lead times. We are committed to maintaining World Class manufacturing operations and employ numerous techniques, including Kaizen events and global standardization, to continuously identify areas of improvement in our processes. We believe that our ability to achieve high levels of quality and delivery for highly customized products that have low, uneven demand is a competitive advantage.

Supply Chain Management. APW has developed a qualified supplier base that is integrated using a private trading network called the APW Supply Alliance ("Alliance"). The Alliance provides for easy communication and helps assure that products are designed using approved components. Increasingly, our suppliers stock their products in APW administered hubs from which the product is delivered to APW's integration sites using a kanban system on a just-in-time basis. This supply base is an important part of APW's capabilities that provides high quality and reliable delivery for products that are highly customized and suffer from low, uneven demand.

Integration and Testing. We provide a wide range of services, from component assembly (Level 0 Services) to full system integration services (Level 5 Services) for enclosures with backplanes, power supplies, thermal management assemblies and active boards completely assembled, wired and fully functionally tested. Our assembly services allow our customers to rapidly bring their products to market at reduced costs, utilizing advanced manufacturing and testing technology. Our engineers continuously evaluate our ongoing manufacturing and assembly processes and recommend improvements to reduce costs, improve quality and shorten lead times. We offer comprehensive in-house testing, airflow analysis, safety agency approvals, and EMI/RFI compliance, as well as shock, vibration, FCC and environmental compliance. Each product is subjected to a battery of tests that verify the performance of every component.

Our Electro-Mechanical Products

We manufacture a wide range of electro-mechanical subsystems, which are either combined to produce large electronic products or sold separately. Our products include enclosures, racks, thermal management systems, backplanes, power supplies, PCBAs and cabling. We believe that the combination of our extensive manufacturing services capabilities, coupled with our ability to provide a wide range of high quality electro-mechanical subsystems provides us a competitive advantage in the EMS industry.

Enclosures. We are a leading global manufacturer of enclosures and racks for the electronics industry. We have an integrated global network of approximately 35 enclosure manufacturing and integration facilities with operations in the Americas, Europe and Asia. We believe this manufacturing infrastructure for integrated enclosure solutions is unequaled in the industry and allows us to better serve the international needs of our global electronics OEM customers.

Electronic enclosures are steel, aluminum or plastic cabinets that organize and configure individual electronic components and house, protect and insulate the entire electronics system. We manufacture a complete range of standard and custom enclosure products including subracks, racks, indoor and outdoor cabinets and cases. Our custom enclosure products are developed in coordination with our customers and typically are incorporated into an integrated manufacturing solution that includes our and third party components and a range of value-added design, manufacturing, assembly and test services. Products are marketed, when appropriate, under the APW brand name.

Thermal Management. We manufacture and market thermal management products under the APW and McLean brand names. Thermal management products cool and protect vital electronic components housed within an electronic system. These products are of particular importance in highly complex communications and networking systems, which generate a high level of heat, require exacting heat dissipation capabilities, and are located in a wide range of physical environments. Products include air conditioners, heat exchangers, filter fan packages, AC and DC motorized impellers, fan assemblies, centrifugal blowers and packaged blowers.

Backplanes. We manufacture a wide range of standard and custom backplanes for integration into our electronics enclosure systems. Backplanes are complex, multi-layered printed circuit boards (a circuit for an electronic apparatus made by depositing conductive material in continuous paths from terminal to terminal on an insulating surface) that are used in an electronic system to interconnect various components. Our ability to offer custom manufactured backplanes to our OEM customers provides us with a competitive advantage in securing full system assembly contracts. We manufacture boards for backplanes in the United Kingdom, including boards to Versa Module Eurocard ("VME") standards and compact Peripheral Component Interconnect ("PCI") standards. VME refers to a bus standard developed by Motorola and others that is widely used in industrial, commercial and military applications. PCI refers to a local bus standard developed by Intel Corporation that is used on most PCs and newer versions of the Macintosh Computer.

Power Supplies. We manufacture a complete range of fault-tolerant power supplies for electronics systems. Our power supply products range from 20 to 1200 watts with either AC or DC input and single or multiple output. The majority of our power supplies are developed in cooperation with our customers to meet their power supply requirements.

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Printed Circuit Board Assemblies. As a complement to our vertically integrated manufacturing strategy, we manufacture complete PCBAs. Generally, we do not produce PCBAs separately, but rather integrate them with other components to provide finished products or subsystems.

           CHANGE TO APW'S CAPITAL STRUCTURE--THE REVERSE SHARE SPLIT

On August 20, 2002, our Board of Directors adopted a resolution to amend our capital structure to effect a four-for-one reverse share split of our common shares. By unanimous written consent dated September 11, 2002, our shareholders approved the reverse share split. The amendment will become effective on November 28, 2002 (the "Effective Date"). Prior to the reverse share split, we had 1,303,030 shares outstanding and 1,515,151 authorized common shares. We have an option plan that may issue up to 151,515 options (up to 37,878 options after the reverse share split). We have reserved 60,606 common shares for any exercise of the warrants issued to shareholders of our predecessor and we also have the ability to issue up to 325,758 shares and designate the terms. After the reverse share split, the number of shares reserved for exercise of the warrants and available for issuance and designation will be 15,151 shares and 81,439.5 shares, respectively.

Upon the Effective Date, approximately 357 of the 440 registered warrant holders who own warrants to acquire three or fewer common shares will cease to be holders of APW warrants, thus permitting us to deregister the warrants under the Exchange Act because we will have fewer than 300 registered holders of the warrants.

The text of the shareholder resolution effecting the reverse share split is as follows:

"that the Company shall effect the four-for-one reverse share split such that each four Common Shares of the Company shall become one Common Share and the Company will issue fractional shares (but not fractional warrants) in accordance with such formula and the authorised share capital of the Company comprising 1,515,151 Common Shares of par value US$0.02 each and 325,758 Undesignated Shares of par value US$0.02 each be and is hereby consolidated into 378,787.75 Common Shares of par value US$0.08 each and 81,439.5 Undesignated Shares of par value US$0.08 each."

Payment of dividends

We have never paid dividends. We cannot give any assurance that we will become profitable enough to allow for the payment of any dividends. Our current or future debt or that of any of our subsidiaries may make payment of dividends or redemption of the warrants less probable. We have no present intention to pay any dividends.

Repurchase of 401(k) Plan Warrants

We are also purchasing 5,640 warrants from the APW Ltd. 401(k) Plan on or about November 15, 2002. See "Redemption of 401(k) Warrants." The percentages of ownership of officers, directors and affiliates will not change in any material way from the ownership shown under "Beneficial Ownership of the Warrants."

Interests of Officers and Directors

Other than fractional warrants and the 401(k) plan redemption, we will not purchase any post reverse share split shares or warrants from any of our officers, directors or affiliates.

Warrant Ownership

The following table shows information about the beneficial ownership of our warrants by each of our directors, principal executive officers, and all executive officers and directors as a group following (a) the reverse share split and (b) the redemption of warrants from the 401(k) plan. There are no known 5% or more warrant holders. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.

                      BENEFICIAL OWNERSHIP OF THE WARRANTS


                                                     No. of Warrants          Percentage of Beneficial
       Named Executive Officers and Directors        Beneficially Owned       Ownership of Warrants
       --------------------------------------        ------------------       ---------------------
       Richard G. Sim, Chairman, President and
       Chief Executive Officer, Director                          251                    1.7%
       Christopher S. Brothers, Deputy Chairman
       and Director                                                0                      *
       Richard D. Carroll, Vice President and
       Chief Financial Officer                                     1                      *
       Susan M. Hrobar, Vice President, North
       American Operations                                         0                      *
       Thomas F. Giordano, Vice President, Global
       Supply Chain                                                0                      *
       Kash Pandya, Vice President, Europe and
       Asia and South America Operations                           0                      *
       Todd A. Adams, Controller                                   0                      *
       Michael F. Gasick, Treasurer                                0                      *
       Anthony W. Asmuth III, Assistant Secretary                  0                      *
       W. Peter A. Douglas, Director                               0                      *
       Michael P. Harmon, Director                                 0                      *
       Stephen A. Kaplan, Director                                 0                      *
       J. Richard Budd, Director                                   0                      *
       Toni J. Smith, Director                                     0                      *
                                                                   -                      -
       All directors and executive
       officers, 14 persons                                       252                   1.7%
                                                                  ===                   ====


*less than 1% of the outstanding based upon 15,151 warrants assumed to be outstanding after the reverse share split.

     REASONS FOR THE REVERSE SHARE SPLIT AND CONSEQUENCES TO WARRANT HOLDERS

Purpose of the reverse share split

Purpose

The sole purpose of the transaction is to reduce our ongoing costs of furnishing information to warrant holders and complying with the requirements of the Exchange Act by permitting the Company to terminate its registration under the Exchange Act. The warrants are currently registered under the Exchange Act. Registration of the warrants under the Exchange Act may be terminated upon our application to the SEC if the warrants are held by fewer than 300 holders. If the Exchange Act registration for the warrants is terminated as a result of the reverse share split, the amount of information publicly available to the remaining warrant holders of APW would be significantly reduced, and this could adversely affect any potential trading markets in the warrants and the market value for any remaining warrants. Generally, securities firms are likely to give less attention to companies that do not file reports with the SEC. As a result, the market price for the warrants may be lower than it would otherwise be. The reduced flow of information may also cause the market prices of the warrants that remain outstanding to be more volatile.

Background

We have not sought, and have not received, any proposals from any unaffiliated persons since emergence from Chapter 11 for the merger or consolidation of the Company, for the sale or other transfer of all or any substantial portion of the Company's assets, or for the purchase of securities of the Company that would enable the holder thereof to exercise control of the Company. In the past two years, the Board of Directors of the COmpany and the Executive Officers have not received any formal offer for the Company. In October 2001, we retained Credit Suisse First Boston Corporation ("CSFB") to act as our financial adviser. CSFB was retained to advise and assist our Board of Directors with the following: (i) analyzing and evaluating the business, operations and financial position of the Company; (ii) performing valuation analysis and structuring and planning a sale or other disposition of all or a substantial amount of our assets; (iii) negotiating the terms and conditions of the possible sale or other disposition of our assets; and (iv) evaluating alternatives to a sale or other disposition of our assets and the financial implications thereto. Our main objective in retaining CSFB was to explore opportunities to sell all or a substantial amount of our assets. At that time, CSFB informally indicated to us that third parties believed the amount of our debt exceeded the fair market value of any proposal. The CSFB engagement was before the bankruptcy filing, and since the July 31, 2002 emergence no offers have been received or solicited.


Reasons

We incur significant costs in being a public company. We spend at least $250,000 annually to:

     . prepare, print and file with the SEC periodic reports under the Exchange Act,

     . prepare, print, file and mail to shareholders a proxy statement in connection with the annual shareholders meeting, and

     . complete the annual audit of our financial statements for inclusion in our public filings.

Most of these expenses will be eliminated if we are no longer subject to the reporting requirements of the Exchange Act.

The Board of Directors has decided that this is the appropriate time to eliminate the ongoing costs of SEC reporting. Since our emergence from Chapter 11 bankruptcy proceedings, no public market for our common shares or warrants exists. For these reasons, the Board of Directors decided to eliminate our recurring costs of complying with the SEC reporting requirements. Management also believes that continuing operations as a non-reporting company is currently the Company's best option available for the reasons delineated above.

Because of the wide variety of factors the Board of Directors considered in determining the substantive and procedural fairness of the reverse share split, taken as a whole, the Board of Directors did not find it practicable to assign relative weights to any of the factors it considered in deciding that the transaction is fair and in the best interests of the unaffiliated warrant holders.

Effects on the warrant holders

Section 5.2 of the Warrant Agreement provides for an adjustment to the number of warrants and the exercise price of the warrants upon the occurrence of a reverse share split. After the four-for-one reverse share split, the warrant exercise price will be increased by a multiplier of four and the number of shares obtainable upon exercise of the warrants will be decreased to one-quarter of the number of pre-split warrants. Warrant holders who are required to accept a cash payment in lieu of a fractional warrant in the reverse share split will receive $4.20 per share pre-reverse split or $16.80 per share post-reverse split. The calculation of the redemption value of the warrants for repurchase of fractional interests is the same price as that assigned to the warrants in connection with the Chapter 11 proceedings and approved by the U.S. Bankruptcy Court. Warrant holders would otherwise most likely find that they are unable to sell their fractional warrants as there is no established trading market for the warrants. No warrant holder will receive more than $16.79 in cash in lieu of receipt of a fractional warrant in connection with the reverse share split.

Shareholders have access to our public filings on the SEC's web site at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001111938.


This reverse share split is advantageous in that it provides for a payment for any fractional interests which provides an immediate means of liquidity for an illiquid security. It is disadvantageous in that fractional interests will not have the right to exercise during the remaining term, but will receive $4.20 per share pre-reverse split. If you hold a number of warrants that adjusted for the reverse split continues as a whole number, you are not economically advantaged or disadvantaged.


Fairness of the Reverse Share Split

Our Board of Directors has concluded that the reverse share split is the most expeditious and economical way of changing our status from that of a reporting company to that of a more closely held, non-reporting company. Additionally, our Board of Directors believes that the reverse share split is fair to and in the best interests of the Company and its unaffiliated shareholders.

The Board of Directors considered the reverse share split at a meeting held on August 20, 2002 at which all Directors were present. The Board is comprised of seven members, only one of whom is an officer. The Board did not create a committee to evaluate this or select an independent director to specially consider the reverse share split. At that meeting, the Board of Directors unanimously determined that it was in our best interests to terminate our SEC reporting obligations. The Board of Directors considered alternatives to the proposed reverse share split, including an issuer tender offer. The Board of Directors considered an issuer tender offer as a means of "going private," but rejected that alternative because there could be no assurance that it would reduce the number of our warrant holders to fewer than 300. As a result, the Board of Directors concluded that the best solution for us would be to effect a reverse share split. By consent dated September 11, 2002, our shareholders also unanimously approved the reverse share split. However, as a warrant holder, you are not entitled to vote on the reverse share split pursuant to the provisions of the Company's Bye-Laws and the laws of Bermuda, under which the Company is organized.

The Board of Directors believes in its business judgment that the reverse share split is substantively and procedurally fair to all warrant holders because:

     . the reverse share split gives warrant holders holding fewer than four warrants the opportunity to liquidate their holdings at a premium without incurring brokerage costs, particularly given the relatively illiquid market for the warrants;

     . we will pay to the resulting fractional warrant holders an amount equal to the fair market value of their pre-split warrants as of the time the warrants were issued, which amount was approved as part of our bankruptcy proceedings;

     . between the date hereof and the Effective Date of the reverse share split, the holders of fewer than four warrants, who do not wish to give up their ownership interest in us, will have an opportunity to exercise the warrants owned by them so that the warrant holder will not otherwise be cashed out as a result of the reverse share split;

     . between the date hereof and the Effective Date of the reverse share split, warrant holders holding four or more warrants may divide or otherwise adjust their existing holdings so as to be cashed out with respect to some or all of their warrants as a result of the reverse share split;

     . the reverse share split is being effected in accordance with all of the requirements under Bermuda law and the Company's charter documents; and

     . the reverse share split has been unanimously approved by our outside Directors and all shareholders.

The Warrant Agreement contemplates the possibility of a share split and provides the required adjustment, which is being made via the transaction. We did not obtain a fairness opinion or appraisal from an independent committee or an unaffiliated representative to negotiate the terms of the transaction on behalf of the shareholders or warrant holders. The Board of Directors chose not to do so because the cost of obtaining a fairness opinion or appraisal or of hiring an unaffiliated representative would be prohibitively high given the small number of warrants that will be cashed out in the reverse share split. The total expected payment to be made for fractional warrants cashed out is less than $250,000. In light of the small size of this payment, the Board of Directors did not seek a fairness opinion or appoint an unaffiliated representative in conjunction with the reverse share split. A fairness opinion would have cost several times the value of the transaction. The Board of Directors also decided that requiring approval of the transaction by a majority of warrant holders would be administratively burdensome, especially because warrant holders with small holdings would not likely make an effort to vote. The Board of Directors believes that the added cost of soliciting such warrant holders would be prohibitively high and, warrant holder approval is not required by law or by the terms of any governing documents on the warrants. The shareholders unanimously approved the reverse share split. Notwithstanding the lack of these procedural safeguards, the Board of Directors believes that it has acted in the best interests of our shareholders and that the Board of Directors' fairness determination and approval of the transaction has been procedurally fair.


Because of the wide variety of factors the Board of Directors considered in determining the substantive and procedural fairness of the reverse share split, taken as a whole, the Board of Directors did not find it practical to assign relative weights to any factors that it considered in deciding that the transaction is fair and in the best interests of the unaffiliated warrant holders. Because there is no market for the warrants, the Board did not consider the current market price or the historic market price as a factor. Also, net book value was not considered a factor because the exercise price of the warrant is significantly above the current fair market value. In addition, the Board did not attempt to calculate going concern value or liquidation value. The Board is not aware of any other purchase price paid for a warrant and, therefore, was unable to consider that as a factor. If any factor assisted the Board of Directors in its determination of the fairness of the transaction, the Board of Directors did not assign a relative weight to that factor and did not make a determination as to why a particular factor should be assigned any weight.


Except for Mr. Sim, none of the directors is expected to receive cash for warrant holdings as a result of the reverse share split.

Conduct of APW's Business After the Reverse Share Split

After the reverse share split, we intend to terminate the registration of the warrants under the Exchange Act by filing a Form 15 with the SEC. Effective immediately upon filing the Form 15, our duty to file periodic and current reports with the SEC will terminate. Ninety days after filing the Form 15, we will no longer have to comply with the proxy and information statement rules under the Exchange Act and our officers, directors and shareholders owning more than 10% of the common shares will no longer have to file reports of their purchases and sales pursuant to the provisions of the Exchange Act. Similarly, 90 days after filing the Form 15, our directors, executive officers and shareholders owning more than 10% of our common shares will no longer be prohibited from making short sales of APW's common shares and they will no longer have to return to us any profits they might make on a purchase and sale or sale and purchase of common shares within six months. This change will save us money.

After the reverse share split, the number of issued common shares will decrease from 1,303,030 to 325,757.5. Because we do not have information on Cede & Co. nominee holders (or "street name"), we are unable to determine the number of warrants that will remain outstanding after the reverse share split. The terms and relative rights of our outstanding equity will remain the same after the reverse share split.

Par Value

As a result of the reverse share split, the par value of our common shares will increase from US$0.02 to US$0.08 per share.

Issuance of Certificates and Payment for Fractional Warrants

Promptly, but generally within a week, after the Effective Date of the reverse share split, record warrant holders will receive a certificate representing an outstanding warrant to evidence ownership of the reduced whole number of new warrants, if applicable, and cash for any fractional warrant interest either originally issued on July 31, 2002 or from the reverse share split will be paid. Nominee warrant holders will receive replacement certificates and cash for their fractional warrants within two weeks of when the record warrant holders receive the same. If you hold warrants to acquire fewer than four common shares immediately before the reverse share split you will have the right only to receive cash in lieu of the fractional warrants to which you would otherwise be entitled. If you hold more than four existing warrants, but which number of warrants is not evenly divisible by four, you will have the right to receive one new warrant for each four warrants for shares you hold and the right to receive cash in lieu of the fractional warrant to which you would otherwise be entitled. We, or our transfer agent, will send to you, in lieu of such fractional warrant, a cash payment equal to $4.20 per warrant for each pre-split warrant that you held immediately prior to the reverse share split (or $16.80 per warrant on a post reverse share split basis).

Financing of the Reverse Share Split

The Board of Directors estimates that the total cost for payment of the fractional warrant interests resulting from the reverse share split and the redemption of 401(k) shares will be less than $250,000 and, in addition, we will incur approximately $30,000 in transaction fees and expenses as follows:

         Independent Auditors             $  1,000
         Legal Counsel                    $ 25,000
         Printing and Mailing             $  1,000
         Transfer Agent                   $  2,000
         Other Expenses                   $  1,000
                                          --------
                                          $ 30,000

We will pay these expenses from our existing working capital.

       MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT

The following is a summary of the material federal income tax consequences of the reverse share split to holders of warrants. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and judicial decisions currently in effect, all of which are subject to change. The summary does not address all aspects of federal income taxation that may apply to a warrant holder because of his particular circumstances, and it does not discuss any special rules that may be applicable to some types of investors (for example, estates, trusts, individuals who are not citizens or residents of the United States, foreign corporations, insurance companies, regulated investment companies, tax-exempt organizations and dealers in securities). The discussion assumes throughout that warrant holders have held the warrants subject to the reverse share split as capital assets at all relevant times. The summary does not cover the applicability and effect of any state, local or foreign tax laws on the reverse share split, and warrant holders should accordingly consult their own tax advisors for information about the state, local and foreign tax consequences of the transaction.

THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN FEDERAL TAX CONSEQUENCES IS BASED ON CURRENT LAW. WARRANT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE SHARE SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

If you receive cash in lieu of fractional warrants and do not receive any warrants as a result of the reverse share split (because you have warrants to acquire fewer than four pre-split common shares), you will be treated as receiving cash as payment in exchange for your fractional warrants, and you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash you received and the adjusted basis of your fractional warrants surrendered for cash.

If you receive only warrants in exchange for your existing warrants as a result of the reverse share split and do not receive payment for any fractional warrants, you will not recognize any gain or loss. The adjusted tax basis of your new warrants will be the same as the adjusted tax basis of your existing warrants. The holding period of the new warrants received as a result of the reverse share split will be the same as the holding period of your existing warrants.

If you receive both new warrants and a cash payment in lieu of fractional warrants, your new warrants will have an aggregate basis for computing gain or loss equal to the aggregate basis of your old warrants immediately prior to the reverse share split reduced by the amount of proceeds you receive in lieu of your fractional warrants and increased by any gain you recognized on those fractional warrants.

The reverse share split will be tax free to APW under the Code. APW will not recognize any gain or loss as a result of the reverse share split. There will not be any other material tax consequences to APW from the transaction. The tax consequences of the reverse share split to affiliates of APW who are warrant holders will be the same to those affiliates as they are to other warrant holders. There will be no material tax consequences from the reverse share split to affiliates who are not warrant holders of APW.

                          REDEMPTION OF 401(K) WARRANTS


Under the Plan, we are obligated to issue approximately 5,640 warrants to our 401(k) Plan. The APW 401(k) Plan is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA prohibits the acquisition and holding of "employer securities" unless the securities are deemed to constitute "qualifying employer securities." The warrants would constitute an "employer security" within the meaning of 407(d)(1) of the ERISA, but might not satisfy the definition of a "qualifying employer security" under section 407(d)(5) of the ERISA because of the lack of a trading market. To avoid a possible ERISA violation, the Company would make a cash payment to the 401(k) Plan in lieu of the warrants that the 401(k) Plan would otherwise receive. The amount of the payment is based upon the $4.20 per warrant value approved by the Bankruptcy Court and the total cash payment to the 401(k) Plan is less than $25,000. The redemption is expected to occur on October 31, 2002. The Board considered the fairness of the repurchase and the reverse split for warrants as separate issues. See "Fairness of the Reverse Share Split." For a discussion on factors, please see "Fairness of the Reverse Share Split."


However, the 401(k) Plan's trustee is concerned that, because these warrants are not exchange-listed securities, the 401(k) Plan may not be able to legally hold them. If we issue the warrants to the 401(k) Plan, the trustee may seek to distribute them to its individual members. Such a distribution would be adverse to our interests as it would substantially increase the number of record holders of warrants and possibly subject us to the SEC reporting obligations described above.

The following table shows information about warrants beneficially owned as of August 31, 2002 in the 401(k) Plan by each of our directors, and principal executive officers, and all executive officers and directors as a group.

The warrants of officers beneficially owned through our 401(k) Plan will be redeemed for cash, regardless of whether the officer owns more than four warrants. These redemptions will be at the same $4.20 pre-split price used to cash out fractional interests in connection with the reverse share split. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.

                                            No. Warrants
                                          Beneficially Owned          No. of
                                            in 401(k) Plan           Warrants
        Name and Address              (Pre Reverse Share Split)    (Post Split)*
        ----------------              -------------------------    -------------
        Named Executive Officers
        and Directors
        Richard G. Sim                            69                     0
        Christopher S. Brothers                    0                     0
        Richard D. Carroll                         6                     0
        Susan M. Hrobar                            6                     0
        Thomas F. Giordano                         6                     0
        Kash Pandya                                0                     0
        Todd A. Adams                              6                     0
        Michael F. Gasick                          0                     0
        Anthony W. Asmuth III                      0                     0
        W. Peter A. Douglas                        0                     0
        Michael P. Harmon                          0                     0
        Stephen A. Kaplan                          0                     0
        J. Richard Budd                            0                     0
        Toni J. Smith                              0                     0
                                                  --                     -
        All Executive Officers and
        Directors                                 93                     0
                                                  ==                     =

-------------
* All warrants will be redeemed in order to avoid ERISA law issues.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all of our current directors and executive officers, their ages, and the offices they hold as of September 1, 2002. Executive officers and employees serve at the discretion of the Board of Directors. All directors hold office until our next annual meeting of shareholders and until their successors have been duly elected and qualified. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.


                                                                                         Country of
           Name                         Age      Position                                Citizenship
           ----                         ---      --------                                -----------

           Richard G. Sim               58       Chairman, President and Chief           UK
                                                 Executive Officer and Director

           Christopher S. Brothers      36       Deputy Chairman and Director            US
           Richard D. Carroll           39       Vice President and Chief Financial      US
                                                 Officer

           Susan M. Hrobar              47       Vice President, North American          US
                                                 Operations
           Thomas F. Giordano           51       Vice President, Global Supply Chain     US
           Kash Pandya                  39       Vice President, Europe and Asia and     UK
                                                 South America Operations
           Todd A. Adams                31       Controller                              US
           Michael F. Gasick            37       Treasurer                               US
           Anthony W. Asmuth III        60       Assistant Secretary                     US
           W. Peter A. Douglas          46       Director                                Barbados
           Michael P. Harmon            33       Director                                US
           Stephen A. Kaplan            43       Director                                US
           J. Richard Budd              50       Director                                US
           Toni J. Smith                43       Director                                UK



Richard G. Sim-Chairman, President and Chief Executive Officer; Director. Mr. Sim was elected President and Chief Operating Officer of APW Ltd.'s predecessor, Applied Power Inc., in 1985, Chief Executive Officer in 1986 and Chairman of the Board in 1988. From 1982 through 1985, Mr. Sim was a General Manager in the General Electric Medical Systems Business Group. He is also a director of IPSCO Inc. and Oshkosh Truck Corporation.

Christopher Brothers-Deputy Chairman, Director. Mr. Brothers is currently a Managing Director of Oaktree Capital Management, LLC and has been a senior member of its principal investments group since joining the organization in 1996. Prior to joining Oaktree, Mr. Brothers worked at the New York headquarters of Salmon Brothers Inc., where he served as a Vice President in the Mergers and Acquisitions group. Prior to 1992, Mr. Brothers was a Manager in the Valuation Services group of Price Waterhouse. Mr. Brothers received his MBA in Finance and a BA in Accounting from Michigan State University. Mr. Brothers currently serves on the board of directors of National Mobile Television, Inc.; Caminus Corporation; Power Measurement, Inc.; Cherokee International, LLC; and Xantrex Technology, Inc.

Richard D. Carroll-Vice President and Chief Financial Officer. Mr. Carroll was named VP and Chief Financial Officer in April 2001. Most recently, he served as President of the Company's thermal management product line from November 2000 to April 2001. Mr. Carroll was appointed Vice President--Finance of Applied Power in January 2000. Previously, he served as Financial Leader--Electronics during all of 1999. During 1998, Mr. Carroll was appointed Treasurer and Controller of Applied Power Inc. From 1996 to 1997 he was the Corporate Controller of Applied Power Inc. Mr. Carroll is a Certified Public Accountant.

Susan M. Hrobar-Vice President, North American Operations. Ms. Hrobar has been the Vice President, North American Operations since August 2002. Prior to that, Ms. Hrobar was VP, Human Resources. Previously she was named Vice President--Communications of Applied Power Inc. in January 2000 and had continued in that capacity with APW Ltd. Ms. Hrobar joined Applied Power in 1994 and was the finance leader for the APITECH division until 1996 and from 1996 to 1998 the finance leader for the Enerpac division. From 1998 to 2000, Ms. Hrobar was the finance leader for the Industrial business segment. Ms. Hrobar is a Certified Public Accountant.

Thomas F. Giordano-Vice President, Global Supply Chain. Mr. Giordano was named VP, Global Supply Chain in August 2001. Prior to that, from 1999 to 2001 he was the APW Global Supply Chain Leader. From 1996 to 1999 he was the leader for Global Sourcing--Tools and Supplies of Applied Power.

Kash Pandya-Vice President, Europe and Asia and South America Operations. Mr. Pandya was named VP, Europe & Asia Operations in August 2001. Prior to that, he was the Operations Leader, Europe & Asia since joining Applied Power in 1998. From 1996 to 1998 he was at Caradon Plc in various operational roles, most recently as the Director of European Operations.

Todd A. Adams-Corporate Controller. Mr. Adams was named Corporate Controller of Applied Power Inc. in May 2000 and has continued as Corporate Controller with APW Ltd. Mr. Adams joined Applied Power Inc. in 1998 as Manager of Financial Planning & Analysis. Mr. Adams was previously employed with IDEX Corporation, from 1996 to 1998 in accounting and financial roles. Mr. Adams is a Certified Public Accountant.

Michael F. Gasick-Treasurer. Mr. Gasick joined APW Ltd. in July 2001 as Treasurer. Mr. Gasick was previously employed with Rockwell International as Director of International Finance from 1999 to July 2001 and with Ralston Purina Company as Director of Corporate Finance from 1994 to 1999. Mr. Gasick is a Chartered Financial Analyst.

Anthony W. Asmuth III-Assistant Secretary. Mr. Asmuth is a partner in the law firm of Quarles & Brady LLP, Milwaukee, Wisconsin, having joined that firm in 1989. Quarles & Brady LLP performs legal services for the Company and certain of its subsidiaries.

W. Peter A. Douglas--Director. Mr. Douglas is General Manager of ATI International SRL (Barbados subsidiary of supplier of 3D graphics and multimedia technology for personal computers and consumer electronics). Mr. Douglas is a director of Bico, Limited.

Stephen A. Kaplan-Director. Mr. Kaplan is the leader of Oaktree Capital Management, LLC's principal investments group and the co-portfolio manager of the Principal Opportunities Fund II. Mr. Kaplan joined Oaktree in 1995, having previously served as Managing Director of TCW and portfolio manager of The Principal Fund. Prior to joining TCW in 1993, Mr. Kaplan was a partner with the law firm of Gibson, Dunn & Crutcher and responsible for that firm's East Coast bankruptcy and workout practice. During his career as an attorney, Mr. Kaplan specialized in transactions involving the purchase and sale of companies undergoing financial restructurings. Mr. Kaplan holds a B.S. in Political Science from the State University of New York at Stony Brook and a J.D. from the New York University School of Law, where he was a member of the Annual Survey of American Law. Mr. Kaplan currently serves on the board of directors of Cherokee Investor Partners, LLC; CollaGenex Pharmaceuticals; Forest Oil Corporation; General Maritime Corporation; Millennium Rail Holdings, LLC; National Mobile Television; New Bristol Farms, Inc; Regal Entertainment Group; and Stratagene Holding Corporation.

Toni J. Smith-Director. Mr. Smith has been a Corporate Director, Corporate Restructuring Unit, Specialised Lending Services of The Royal Bank of Scotland since April 1991 and Head of Asset Purchasing, Specialised Lending Services, since October 1997.

Michael P. Harmon-Director. Mr. Harmon is currently a Senior Vice President of Oaktree Capital Management, LLC and has been a member of its principal investments group since joining Oaktree in 1997 following graduation from Harvard Business School. From 1992 through 1995, Mr. Harmon served as a senior consultant in the Corporate Recovery Consulting Group of Price Waterhouse. Prior to that, he was an analyst in the distressed credits group at Society Corporation. Mr. Harmon holds a B.A. in Economics from McGill University and an M.B.A. from Harvard Business School. Mr. Harmon currently serves on the board of directors of Cherokee Investor Partners, LLC; Millenium Rail Holdings, LLC; and Universal Preservation Technologies.

J. Richard Budd, III--Director. Mr. Budd joined the Board of Directors in July 2002. Since January 2001, Mr. Budd has been a partner in the consulting firm Marotta Gund Budd & Dzera, LLC. From October 1998 to

January 2001, Mr. Budd served as a consultant to troubled companies and to creditors of troubled companies. Mr. Budd served as Senior Vice President of Metallurg, Inc., an international specialty metals producer, from January 1996 to October 1998.

See "Certain Relationships and Related Transactions."

During the last five years, to the best of our knowledge, none of the persons listed above, and neither APW nor any of APW's affiliates, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                             COMMON SHARE OWNERSHIP

As of September 1, 2002, the following hold our common shares.


                                                             Number of Common      Number of Common
                                                                  Shares                Shares              Percentage
        Name                                                   (Pre-Split)           (Post-Split)           ----------
        ----                                                   -----------           ------------
        Investor
        --------
        O'Connor Distressed Trading Master Limited                21,581               5,395.25                 1.7%
        JPMorgan Chase Bank                                      105,323              26,330.75                 8.1%(5)
        BNP Paribas                                               28,185               7,046.25                 2.2%
        Societe Generale                                          28,185               7,046.25                 2.2%
        West Register (Investments) Limited                      301,287              75,321.75                23.1%(6)
        Bank of America NA                                        84,555              21,138.75                 6.5%(7)
        US Bank National Association                              23,205               5,801.25                 1.8%
        GSC Partners and Affiliates                              104,529              26,132.25                 8.0%(8)
        William E. Simon & Sons Special Situation Partners        16,773               4,193.25                 1.2%
        Perry Principals LLC                                      26,145               6,536.25                 2.0%
        Oaktree Funds and Affiliates                             563,262             140,815.50                43.2%(9)
                                                               ---------             ----------               -----
                 Subtotal                                      1,303,030             325,757.50               100.0%

        Officers and Directors
        ----------------------
        Richard G. Sim (1)                                         1,006                 251                      *
        Christopher S. Brothers (2)                                    0                   0                      *
        Richard D. Carroll (1)                                         6                   1                      *
        Susan M. Hrobar                                                0                   0                      *
        Thomas F. Giordano                                             0                   0                      *
        Kash Pandya                                                    0                   0                      *
        Todd A. Adams                                                  0                   0                      *
        Michael F. Gasick                                              0                   0                      *
        Anthony W. Asmuth III                                          0                   0                      *
        W. Peter A. Douglas                                            0                   0                      *
        Michael P. Harmon (2)                                          0                   0                      *
        Stephen A. Kaplan (2)                                          0                   0                      *
        J. Richard Budd                                                0                   0                      *
        Toni J. Smith (3)                                              0                   0                      *
        All directors and executive                            ---------             ----------               -----
        officers as a group (14 persons)                       1,304,042(4)          326,009.50               100.0%


*Less than 1%
(1) Assumes exercise of warrants held by such officer. All warrants are exercisable.
(2) Director nominated by Oaktree Funds and Affiliates. The shares held by Oaktree Funds and Affiliates are listed above and not repeated herein.
(3) Director nominated by West Register (Investments) Limited. The shares held by West Register (Investments) Limited are listed above and not repeated herein.
(4) Assumes exercise of warrants.
(5) 380 Madison Avenue, 9th floor, New York, NY 10017
(6) 42 St. Andrew Square, Edinburgh, DH2 2YE Scotland, UK
(7) 555 S. Flower St., 11th floor, Los Angeles, CA 90071
(8) 500 Campus Drive, Suite 220, Florham Park, NJ 07932
(9) 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071

      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH SHAREHOLDERS AND
                             OFFICERS AND DIRECTORS

Investor Rights Agreement

We and our shareholders have entered into an Investor Rights Agreement, dated July 31, 2002. We have filed that document as an exhibit in our filings with the SEC. The agreement among other things:

     . restricts the transfer of shares and provides certain rights of first offer to purchase shares, co-sale rights and drag along rights,

     .  provides limited pre-emptive rights for shareholders,

     . specifies votes for an initial public offering and parameters for selling shares in the offering,

     . provides demand and piggyback registration rights to certain shareholders and specifies terms applicable to holdbacks, registration procedures, expenses and participation,

     . provides that certain actions or steps require supermajority shareholders and/or Board of Director approval, and

     . specifies certain provisions for shareholders to vote and nominate all directors.

With regard to director nominees, Oaktree currently has the right to nominate or remove three directors (out of the seven directors serving on the Board of Directors). West Register, an affiliate of The Royal Bank of Scotland, has the right to nominate one director and, if its holdings increase to between 30% to 35%, it would have the right to nominate two directors, and if its holdings increase to over 35% it could nominate three directors. In addition, the other shareholders, exclusive of Oaktree and West Register, currently have the right to nominate one director. Mr. Sim, the Company's Chairman, CEO and President, and Mr. Peter Douglas, a Barbadian director, also continue as directors absent removal by a supermajority shareholder vote. The shareholders have agreed to vote their shares to effect these nominee rights. The Company and the shareholders listed above are parties to the Investor Rights Agreement.

Holders of warrants are not subject to the terms or conditions of the Investor Rights Agreement.

Other Transactions

There have been no transactions that have occurred within the past two years between the Company, its executive officers or directors or any person controlling the Company on one hand and the affiliates of the Company on the other hand. Except for a loan to Richard G. Sim to partially finance a residence in London, United Kingdom, and interest paid on debt owned by certain shareholders and the bankruptcy and effecting the bankruptcy plan upon the shareholders and creditors, there have been no transactions within the past two years between APW, its executive officers or directors or any person controlling APW. The balance on the loan from the Company to Mr. Sim is currently $500,000 and bears interest at 6.81%. It is due the earlier of July 15, 2031 or upon the sale, transfer or conveyance of the property.

                                  WARRANT AGENT

Our transfer and distribution agent is American Stock Transfer & Trust Company. For additional information, please contact Joseph Wolf, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. Her phone number is (718) 921-8143.

                  HISTORICAL FINANCIAL AND RELATED INFORMATION

The financial and related information is set forth elsewhere in this Information Statement.

     . The audited financial statements for the fiscal years ended August 31, 2000 and 2001 set forth on pages 36 through 64 of APW's Form 10-K for the fiscal year ended August 31, 2001.

     . Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2001 set forth on pages 15 through 32 of APW's Form 10-K for the fiscal year ended August 31, 2001.

     . Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended May 31, 2002 set forth on pages 22 through 24 of APW's Form 10-Q for the quarter ended May 31, 2002.

     . The unaudited financial statements in APW's Form 10-Q for the fiscal quarter ended May 31, 2002.

     .  Ratio of earnings to fixed charges.

     .  Calculation of book value per share as of August 31, 2002.

     . Quantitative and qualitative disclosures about market risk are set forth on pages 32 through 33 of APW's Form 10-K for the fiscal year ended August 31, 2001.


Recent Events

     As the Company emerged from Chapter 11 bankruptcy proceedings in July 2002, the Company began preparing its financial statements for its year ended August 31, 2002. In connection with the fiscal 2002 audit, in September 2002 the Company and its auditors noted that the cash account of one of the Company's indirect U.S. subsidiaries located in California was not fully reconciled. The inability of the plant controller to reconcile the cash account was initially thought to be the result of a recent change in the cash lock-box arrangements as well as a change recently made to the subsidiary's bank account reconciliation procedures. The California plant controller asked for additional time to research the imbalance and provide the reconciliation to the Company and its auditors. Subsequently, members of the Company's Corporate financial department reviewed several attempts by the plant controller to reconcile the cash account. Throughout this process, members of the Company's Corporate financial department grew increasingly skeptical of the local plant controller's ability to reconcile the account and to provide an adequate explanation.

     After repeated inquiries by the Company's Corporate Controller of the local plant controller, in early October 2002, the local plant controller contacted the U.S. subsidiary's senior operating officer and admitted that he had misstated the financial statements of the subsidiary. The operating manager promptly called the Company's headquarters. The Company immediately began an internal investigation overseen by the Company's Chief Financial Officer. The local controller admitted to intentionally misstating the expenses over a period of four years, beginning in 1999 and continuing through the fiscal year ended August 31, 2002. The local controller admitted that he was able to hide the misstatements from the California general manager by creating false source documents and other records and hide the adjustments from the Company's internal reviews and the Company's independent auditors. In October 2002, the controller was terminated. The Company's investigation continued to determine the amount of the misstatements as well as determine the periods in which the misstatements occurred. The Company also began a review to determine whether money or other assets had been stolen or misappropriated.

     This review began in early October and ended in late October 2002.

     In effecting these misstatements, the controller, in general, increased the assets and decreased the liabilities of the U.S. subsidiary over the last four years. The former controller has acknowledged that he alone manipulated the financial statements and stated that he did not intend to reap any personal financial gains from the manipulation. The Company, as a result of the internal investigation, concluded that the controller had acted alone in manipulating the financial statements and that no money or other assets had been misappropriated. The Company's independent auditors also tested the Company's determinations as to the amounts and timing of the misstatements and agreed with the Company's internal investigation results.

     The Company has informed its Board of Directors and Audit Committee of this situation through separate calls and through meetings of the Audit Committee and the Board of Directors.

     In addition to the adjustments arising from the U.S. subsidiary, the Company has determined that other adjustments to its financial statements should be made as a result of actions of the plant controller at a foreign subsidiary located in Scotland.

     Early in fiscal 2002, the Company became concerned about the financial controls at one of its subsidiaries in Scotland after the implementation of a new ERP system. The new ERP computer system was installed and operating in May 2001. The Company became concerned during a monthly financial close that was completed while the then controller was out on medical leave in August 2001. The concern surrounded inadequate account reconciliations of balance sheet accounts in prior months. After a preliminary analysis the Company determined that certain balance sheet accounts had not been correctly reconciled with appropriate supporting documentation. The Scotland controller was then terminated for poor performance in September 2001 prior to the Company's knowledge of any misstatements. The Company performed detailed reviews of the balance sheet accounts throughout fiscal 2002, with the review complicated by the fact that the relevant financial data required to assess the timing and amount of the errors was contained in two different ERP computer systems. In August 2002, the Company completed its internal investigation of the misstatements and concluded that the previous controller at the subsidiary had overstated the profits through a combination of unintentional but improper accounting procedures (i.e., not properly implementing the appropriate period cut-off procedures and not accruing for all liabilities) and apparent willful misstatements. After completing the internal review, the Company engaged Ernst & Young in early October 2002 to conduct a review of the Scotland site as well as the findings of the Company's internal review. Ernst & Young validated the Company's findings as to the amounts of the misstatements and the periods in which the misstatements occurred. No assets appear to have been misappropriated by the former Scotland employee.

     The results of the Scotland investigation were communicated to the Company's independent auditors, PricewaterhouseCoopers LLP, as well as the Company's Audit Committee and Board of Directors in October 2002. The aggregate financial misstatement by the plant controller in Scotland overstated pre-tax profits by $4.3 million in the fiscal year ended August 31, 2001.

     The required adjustments for both of the misstatements had been reflected in the Company's financial statements for the eleven months ended July 31, 2002. The Company has decided to restate its annual financial statements for fiscal 1999 through fiscal 2001 as well as each of the quarters for the nine months ending May 31, 2002. Through the nine months of fiscal 2002 (May 31, 2002), the Company had reported a pre-tax loss of $571.2 million.

     The Company expects to amend its Form 10-K for the fiscal year ended 2001 and Forms 10-Q for the first three quarters of 2002 to reflect these adjustments. The Company is also performing a comprehensive review of its internal controls. The Audit Committee is currently requesting information on the alternatives for expanding the Company's outsourced internal audit services. As a result, the Company determined that the pre tax loss of $571.2 million for the nine months ended May 31, 2002 was understated by $2.3 million, the pre tax loss of $257.9 million for the twelve months ended August 31, 2001 was understated by $6.5 million, the pre tax profit of $32.3 million for the twelve months ended August 31, 2000 was overstated by $1.3 million, and the pre tax profit of $30.5 million for the twelve months ended August 31, 1999 were overstated by $1.3 million, respectively. The Company is restating its financials and including a copy of the restated financial statements for warrant holders to review.

The Company has undertaken a thorough review of its internal controls and has performed a detailed review of all issues related to these accounting events. After consideration of these matters, the Company and its Board have determined to retain the offer to warrant holders on the terms presented and as originally approved by the Board.

Copies of our revised financial information is set forth below.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                       AND FINANCIAL STATEMENT SCHEDULE




    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (1)                    Page
    ----------------------------------------------                    -----

    Report of Independent Accountants................................    18

    Consolidated Statements of Operations
       For the years ended August 31, 2001, 2000 and 1999............    19

    Consolidated Balance Sheets
       As of August 31, 2001 and 2000................................    20

    Consolidated Statements of Shareholders' Equity
       and Comprehensive Income (Loss)
       For the years ended August 31, 2001, 2000 and 1999............    21

    Consolidated Statements of Cash Flows
       For the years ended August 31, 2001, 2000 and 1999............    22

    Notes to Consolidated Financial Statements....................... 23-54

    INDEX TO FINANCIAL STATEMENT SCHEDULE (2)
    -----------------------------------------

    Report of Independent Accountants on Financial Statement Schedule
    Schedule II--Valuation and Qualifying Accounts...................



(1) The consolidated financial statements referred to above have been restated as described in Notes 1 and 18.


(2) All other schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of APW Ltd.:



   In our opinion, the consolidated financial statements listed in the index incorporated by reference under Item 14(a)(1) on page 32 present fairly, in all material respects, the financial position of APW Ltd. and its subsidiaries at August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



   As discussed in Notes 1 and 18 to the consolidated financial statements, the Company restated its August 31, 2001, 2000 and 1999 consolidated financial statements.




PricewaterhouseCoopers LLP


Milwaukee, Wisconsin


October 1, 2001, except for Notes 1 and 18 which are as of


November 4, 2002 and except for information in Note 3 as it


relates to the goodwill impairment and for information


in Note 17 which are as of December 13, 2001

                                   APW LTD.


                     CONSOLIDATED STATEMENTS OF OPERATIONS


                     (In thousands, except per share data)



                                                               Years Ended August 31,
                                                         ----------------------------------
                                                                     As Restated
                                                         ----------------------------------
                                                            2001        2000        1999
                                                         ----------  ----------  ----------
Net sales............................................... $1,267,684  $1,239,542  $1,055,338
Cost of products sold...................................  1,043,036     917,321     764,852
                                                         ----------  ----------  ----------
   Gross profit.........................................    224,648     322,221     290,486
Engineering, selling and administrative expenses........    226,709     201,829     187,991
Amortization of intangible assets.......................    194,342      23,918      20,876
Corporate reorganization expenses.......................         --       6,541          --
Restructuring charges...................................     16,981          --          --
Loss on sale of subsidiary..............................      2,667          --          --
                                                         ----------  ----------  ----------
   Operating earnings (loss)............................   (216,051)     89,933      81,619
Other expense (income)
   Net financing costs..................................     43,762      52,657      52,857
   Other expense (income), net..........................      2,418       4,967      (1,786)
                                                         ----------  ----------  ----------
Earnings (loss) before income tax expense...............   (262,231)     32,309      30,548
Income tax expense (benefit)............................    (25,704)     53,595      10,883
                                                         ----------  ----------  ----------
Net earnings (loss) before extraordinary item...........   (236,527)    (21,286)     19,665
Extraordinary loss on early retirement of debt,
  net of income tax benefit of $1,250...................         --      (2,083)         --
                                                         ----------  ----------  ----------
Net earnings (loss)..................................... $ (236,527) $  (23,369) $   19,665
                                                         ==========  ==========  ==========
Basic and diluted earnings (loss) per share:
   Earnings (loss) per share--before extraordinary item. $    (5.96) $    (0.55) $     0.51
   Extraordinary loss, net of tax benefit...............         --       (0.05)         --
                                                         ----------  ----------  ----------
   Earnings (loss) per share............................ $    (5.96) $    (0.60) $     0.51
                                                         ==========  ==========  ==========
   Weighted average common shares outstanding...........     39,664      39,077      38,825
                                                         ==========  ==========  ==========



   The accompanying notes are an integral part of these financial statements

                                   APW LTD.


                          CONSOLIDATED BALANCE SHEETS


                (In thousands, except share and per share data)



                                                                                   August 31,
                                                                             ----------------------
                                                                                   As Restated
                                                                             ----------------------
                                                                                2001        2000
                                                                             ----------  ----------
ASSETS
Current assets
   Cash and cash equivalents................................................ $    6,190  $      712
   Accounts receivable, net.................................................    112,948     118,456
   Inventories..............................................................    130,937     155,381
   Prepaid expenses.........................................................     14,213      11,066
   Deferred income taxes....................................................     16,650      12,035
                                                                             ----------  ----------
       Total current assets.................................................    280,938     297,650
Property, plant and equipment...............................................    477,915     359,007
   Less: Accumulated depreciation...........................................   (222,886)   (181,975)
                                                                             ----------  ----------
       Net property, plant and equipment....................................    255,029     177,032
Goodwill, net...............................................................    679,225     673,060
Other intangibles, net......................................................     27,616       9,262
Other assets................................................................     58,524      57,035
                                                                             ----------  ----------
       Total assets......................................................... $1,301,332  $1,214,039
                                                                             ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term borrowings.................................................... $  603,353  $       --
   Trade accounts payable...................................................    119,904     151,675
   Accrued compensation and benefits........................................     30,126      31,696
   Income taxes payable.....................................................     33,859      70,068
   Other current liabilities................................................     40,701      40,274
                                                                             ----------  ----------
       Total current liabilities............................................    827,943     293,713
Long-term debt..............................................................     18,096     236,370
Deferred income taxes.......................................................         --       9,580
Other long-term liabilities.................................................     45,375      49,504
Contingencies (Note 16).....................................................         --          --
Shareholders' equity
   Class A common stock--$0.01 par value per share; authorized 250,000,000 shares; issued and outstanding, less contingent shares, 40,042,207 and
     39,204,150 shares, respectively........................................        400         392
   Share premium............................................................    669,772     638,409
   Retained earnings (accumulated deficit)..................................   (233,765)      2,806
   Accumulated other comprehensive loss.....................................    (26,489)    (16,735)
                                                                             ----------  ----------
       Total shareholders' equity...........................................    409,918     624,872
                                                                             ----------  ----------
       Total liabilities and shareholders' equity........................... $1,301,332  $1,214,039
                                                                             ==========  ==========



   The accompanying notes are an integral part of these financial statements

                                   APW LTD.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)


                                (In thousands)



                                                            Years Ended August 31, 2001, 2000 and 1999 (As Restated)
                                                   -------------------------------------------------------------------------
                                                      Class A               Retained    Accumulated
                                                   Common Stock             Earnings       Other                    Total
                                                   -------------  Share   (Accumulated Comprehensive  Combined  Shareholders'
                                                   Shares Amount Premium    Deficit)       Loss        Equity      Equity
                                                   ------ ------ -------- ------------ ------------- ---------  -------------
Balances at September 1, 1998.....................     --  $ --  $     --  $      --     $ (2,102)   $ 174,884    $ 172,782
  Net earnings for the year.......................     --    --        --         --           --       19,665       19,665
  Currency translation adjustments................     --    --        --         --       (8,390)          --       (8,390)
                                                   ------  ----  --------  ---------     --------    ---------    ---------
    Total comprehensive income....................                                                                   11,275
                                                                                                                  ---------
  Investments by (distributions to) Applied Power
   Inc., net......................................     --    --        --         --           --      (11,981)     (11,981)
                                                   ------  ----  --------  ---------     --------    ---------    ---------
Balances at August 31, 1999.......................     --    --        --         --      (10,492)     182,568      172,076
  Net loss for the year...........................                             2,806                   (26,175)     (23,369)
  Currency translation adjustments................     --    --        --         --       (6,243)          --       (6,243)
                                                                                                                  ---------
    Total comprehensive loss......................                                                                  (29,612)
                                                                                                                  ---------
  Reclassification of Applied
   Power Inc.'s net investment.................... 39,197   392   156,001         --           --     (156,393)          --
  Retention of APW Ltd. allocated debt by
   Applied Power Inc..............................     --    --   482,350         --           --           --      482,350
  Exercise of stock options.......................      7    --        58         --           --           --           58
                                                   ------  ----  --------  ---------     --------    ---------    ---------
Balances at August 31, 2000....................... 39,204   392   638,409      2,806      (16,735)          --      624,872
  Net loss for the year...........................     --    --        --   (236,527)          --           --     (236,527)
  Currency translation adjustments................     --    --        --         --       (8,031)          --       (8,031)
  Derivative instrument fair market value
   adjustment.....................................     --    --        --         --       (1,935)          --       (1,935)
  Reclassification of derivative losses to
   earnings.......................................     --    --        --         --           44           --           44
  Cumulative effect of change in accounting
   principle for derivatives and hedging
   activities, net of tax.........................     --    --        --         --          168           --          168
                                                                                                                  ---------
    Total comprehensive loss......................                                                                 (246,281)
                                                                                                                  ---------
  Issuance of shares for acquisition..............    755     7    24,993         --           --           --       25,000
  Issuance of warrants............................     --    --     4,800         --           --           --        4,800
  Dividends on preferred stock of a subsidiary....     --    --        --        (44)          --           --          (44)
  Exercise of stock options.......................     83     1     1,570         --           --           --        1,571
                                                   ------  ----  --------  ---------     --------    ---------    ---------
Balances at August 31, 2001....................... 40,042  $400  $669,772  $(233,765)    $(26,489)   $      --    $ 409,918
                                                   ======  ====  ========  =========     ========    =========    =========



   The accompanying notes are an integral part of these financial statements

                                   APW LTD.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                (In thousands)



                                                                   Years Ended August 31,
                                                               ------------------------------
                                                                         As Restated
                                                               ------------------------------
                                                                  2001      2000       1999
                                                               ---------  --------  ---------
Operating activities
  Net earnings (loss)......................................... $(236,527) $(23,369) $  19,665
  Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization..............................   247,975    58,866     50,942
   Amortization of financing fees.............................     2,294       620        620
   (Gain) loss from sale of assets............................      (161)      708       (805)
   Loss on sale of subsidiary.................................     2,667        --         --
   (Benefit) provision for deferred income taxes..............   (22,599)   (3,083)     4,649
   Restructuring charges......................................    16,981        --         --
   Investment write-off.......................................     9,800        --         --
   Extraordinary loss on early retirement of debt.............        --     3,333         --
   Changes in operating assets and liabilities, excluding the effects of business acquisitions and disposals:
         Accounts receivable..................................    44,824   (21,156)       741
         Inventories..........................................    39,893   (49,442)    (7,176)
         Prepaid expenses and other assets....................    (5,496)   (4,116)    (2,168)
         Trade accounts payable...............................   (40,946)   49,266      8,079
         Income taxes.........................................   (42,886)   40,308     (4,026)
         Other liabilities....................................   (35,478)  (15,874)     5,004
                                                               ---------  --------  ---------
Net cash provided by (used in) operating activities...........   (19,659)   36,061     75,525
Investing activities
   Proceeds on sale of property, plant and equipment..........     3,287     2,579      9,571
   Proceeds on the sale of subsidiary, net of cash sold.......     1,782        --         --
   Additions to property, plant and equipment.................   (88,521)  (45,924)   (43,017)
   Investments and acquisitions of businesses, net of cash
     acquired.................................................  (241,546)  (13,304)  (401,891)
   Other investing activities.................................    (4,231)   (3,411)        --
                                                               ---------  --------  ---------
Net cash used in investing activities.........................  (329,229)  (60,060)  (435,337)
Financing activities
   Investments by (distributions to) Applied Power Inc., net,
     including debt allocations...............................        --    32,988    359,764
   Net short term borrowings..................................     4,620        --         --
   Principal repayments on long-term debt.....................  (148,245)  (53,387)   (24,004)
   Principal borrowings on long-term debt.....................   582,647        --         --
   Net repayments of commercial paper.........................   (51,152)       --         --
   Net receivables financed...................................   (20,908)    3,459     37,079
   Debt financing costs.......................................    (7,700)       --         --
   Proceeds from sale leaseback financing.....................        --    26,144         --
   Other financing activities.................................       801        57        900
                                                               ---------  --------  ---------
Net cash provided by financing activities.....................   360,063     9,261    373,739
Effect of exchange rate changes on cash.......................    (5,697)      849       (606)
                                                               ---------  --------  ---------
Net increase (decrease) in cash and cash equivalents..........     5,478   (13,889)    13,321
Cash and cash equivalents--beginning of year..................       712    14,601      1,280
                                                               ---------  --------  ---------
Cash and cash equivalents--end of year........................ $   6,190  $    712  $  14,601
                                                               =========  ========  =========



   The accompanying notes are an integral part of these financial statements

                                   APW LTD.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1--Restatement



   APW Ltd. (the "Company") has determined that accounting improprieties occurred in fiscal 2002, 2001, 2000 and 1999 at one U.S. subsidiary and in fiscal 2001 at one UK subsidiary. These accounting improprieties resulted in the overstatement of assets (primarily cash and inventory) and income and the understatement of liabilities (primarily trade accounts payable and accrued compensation and benefits) and expense. As a result, the consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 as well as the interim results for the years ended August 31, 2001 and 2000 have been restated. The restated consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 are included herein. Restated condensed financial statement information for the interim periods in the years ended August 31, 2001 and 2000 have been included in Item 8 of the Form 10-K/A. Restated condensed financial statement information for the interim periods ended November 30, 2001, February 28, 2002 and May 31, 2002 have been included in Form 10-Q/As.



   The impact of the restatements on net income (loss) for fiscal 2001, 2000 and 1999 is as follows (dollars in millions):


                                                     2001    2000    1999
                                                   -------  ------  -----
     Net income (loss), as previously reported.... $(232.1) $(22.6) $20.4
     Impact of restatement........................    (4.4)   (0.7)  (0.8)
                                                   -------  ------  -----
     Net income (loss), as restated............... $(236.5) $(23.3) $19.6
                                                   =======  ======  =====



   A summary of the effects of the restatements are set forth in Note 18.



   As a result of the restatement for the year ended August 31, 2001, the Company believes that it would have been in default of certain debt covenants as of August 31, 2001, unless the Company had obtained waivers or further amendments to its debt covenants in connection with the September 27, 2001 or December 13, 2001 amendments (see Note 17--"Subsequent Events, Liquidity and Management's Plans"). Accordingly, the Company has classified borrowings under the Revolving Multi-Currency Credit Agreement and the U.K. Facility Agreement as a current liability as of August 31, 2001 in the restated consolidated financial statements.



Note 2--Summary of Significant Accounting Policies



   Description of Business and Distribution Transaction: APW Ltd. is a leading global provider of Technically Enabled Manufacturing Services ("TEMS"), focused on designing and integrating large electronic products. APW Ltd. has the capabilities to design and manufacture various subsystems for electronic products, including enclosures, thermal management systems, backplanes, power supplies, printed circuit board assemblies (PCBAs), and cabling, either as integrated custom systems or as individual subsystems. In addition, we provide a wide range of integration services to our customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services. Our focus is large infrastructure solutions, such as wireless base stations and switches, enterprise hardware and internet server enclosures.



   On January 26, 2000, Applied Power Inc.'s ("Applied Power", APW Ltd.'s predecessor company and now named Actuant Corporation, "Actuant"), board of directors authorized management to pursue a spin-off of the Electronics business (the "Distribution") to more effectively capitalize on the opportunities in the electronics market. On July 7, 2000, Applied Power's board of directors approved the Distribution, which became effective on July 31, 2000, with shareholders of Applied Power common stock as of the July 21, 2000 record date receiving one share of APW Ltd. common stock for every Applied Power share owned. Prior to the Distribution, APW Ltd. was reorganized as a Bermuda company.

   Basis of Presentation: The consolidated financial statements have been prepared in United States ("U.S.") Dollars in accordance with accounting principles generally accepted in the United States of America. The presentation of fiscal 2000 and 1999 assumes that the Electronics businesses of Applied Power that were contributed to APW Ltd. in connection with the Distribution were organized as a separate legal entity. Generally, only assets and liabilities of the ongoing Applied Power Electronics business segment that were transferred to APW Ltd. prior to the Distribution are included in the Consolidated Balance Sheets. In addition, the fiscal 2000 and 1999 consolidated financial statements of APW Ltd. include allocations of certain Applied Power corporate assets, liabilities and expenses as discussed below.



   The fiscal 2000 and 1999 financial statements assume that Applied Power had provided certain general and administrative services to APW Ltd. including administration, finance, legal, tax, treasury, information systems, corporate communications and human resources prior to the Distribution. The cost for these services has been allocated to APW Ltd. by Applied Power based upon a formula that includes sales, operating profit, assets and headcount. Management of APW Ltd. believes that the allocation of cost for these services is reasonable. These allocations were $9.0 million and $7.4 million in 2000 and 1999, respectively. Since the Distribution, APW Ltd. has performed these general and administrative services using its own resources or purchased services and is responsible for the costs and associated expenses. Prior to the Distribution, certain assets and liabilities related to the above general and administrative services have been allocated by Applied Power to APW Ltd. on a basis consistent with the related expenses.



   Applied Power's historical practice had been to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and then to centrally manage various cash functions. Accordingly, through July 31, 2000, historical amounts include debt and related interest expense allocated to APW Ltd. from Applied Power based on the portion of Applied Power's investment in APW Ltd., which is deemed to be debt. This allocation has generally been based upon a cash flow model which details the historical uses of debt proceeds by APW Ltd. and the deemed debt repayments by APW Ltd. based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable. In conjunction with the Distribution, the consolidated debt of Applied Power was realigned between APW Ltd. and Applied Power. Through an additional investment by Applied Power on July 31, 2000, a certain portion of APW Ltd.'s outstanding debt was assumed by Applied Power.



   The allocation methodologies followed in preparing the fiscal 2000 and 1999 consolidated financial statements may not necessarily reflect the results of operations, cash flows, or financial position of APW Ltd. in the future, or what the results would have been had APW Ltd. been a separate, independent public entity for all periods presented.



   Principles of Consolidation: The fiscal 2001 consolidated financial statements include the accounts of APW Ltd. and its subsidiaries.The consolidated fiscal 2000 and 1999 financial statements of APW Ltd. include the accounts of the related Electronics businesses of Applied Power prior to the Distribution and of APW Ltd. and its subsidiaries subsequent to the Distribution. APW Ltd. consolidates companies in which it owns or controls more than fifty percent of the voting shares. Investments in partially owned affiliates are accounted for by the equity method when APW Ltd.'s interest exceeds twenty percent. The results of companies acquired or disposed of during the fiscal year are included in the consolidated statements from the effective date of acquisition or until the date of disposal. All significant interdivisional balances, transactions and profits have been eliminated in consolidation.



   Cash Equivalents: APW Ltd. considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.



   Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for inventories.



   Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated over the estimated useful lives of the assets, ranging from two to thirty years, under the straight-line method for financial reporting purposes and either the straight-line or regulatory methods for income tax purposes. Capital leases and leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. Expenditures for maintenance and repairs not expected to extend the useful life of an asset beyond its normal useful life are expensed as incurred.



   Goodwill and Other Intangible Assets: Goodwill is amortized on a straight-line basis over periods of fifteen to forty years. Other intangible assets, consisting primarily of purchased patents, trademarks, non-compete agreements and customer lists, are amortized over periods from two to forty years.



   Long-Lived Assets: APW Ltd. assesses the impairment of long-lived assets periodically in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". APW Ltd. also assesses the impairment of enterprise level goodwill periodically in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets". An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors APW Ltd. considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for APW Ltd.'s overall business, or significant negative industry or economic trends. In determining whether an impairment of long-lived assets or goodwill has occurred, APW Ltd. compares estimated undiscounted cash flows to the related asset book value. When APW Ltd. determines that the carrying value of long-lived assets exceeds estimated undiscounted cash flows, APW Ltd. measures any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in APW Ltd.'s current business model.



   Revenue Recognition: Revenue is recognized by the Company when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred and ownership has transferred to the customer; the price to the customer is fixed or determinable; and collectability is reasonably assured. In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements". SAB 101 was effective for the Company in the fourth quarter of fiscal 2001 and did not have a material effect on the Company's consolidated financial statements.



   Research and Development Costs: Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products totaled approximately $5.1 million, $6.1 million and $5.7 million in fiscal 2001, 2000 and 1999, respectively.



   Financing Costs: Prior to the Distribution, net financing costs represent APW Ltd.'s allocated portion of amounts incurred by Applied Power for interest expense, financing fees, amortization of debt financing costs and accounts receivable facility costs, net of interest and investment income earned. See "Basis of Presentation" above for discussion of debt and interest allocation. Subsequent to the Distribution, net financing costs represent APW Ltd.'s actual amounts for interest expense, financing fees, amortization of debt financing costs and accounts receivable facility costs, net of interest and investment income earned.



   Income Taxes: APW Ltd. uses the asset and liability method to record deferred income tax assets and liabilities relating to the expected future income tax consequences of transactions that have been recognized in APW Ltd.'s financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. For further information, including discussion of the Tax Sharing and Indemnification Agreement between APW Ltd. and Applied Power, see Note 11--"Income Taxes."



   APW Ltd. is included in the consolidated U.S. income tax return of Applied Power prior to the Distribution. Therefore, the provision for income taxes of APW Ltd., through July 31, 2000, has been calculated as if APW Ltd. was a stand-alone corporation filing a separate tax return.

   Foreign Currency Translation: A significant portion of APW Ltd.'s sales, income and cash flow is derived from its international operations. The financial position and the results of operations of APW Ltd.'s foreign operations are measured using the local or regional currency of the countries in which they operate and are translated into U.S. dollars. Revenues and expenses of foreign subsidiaries are translated into U.S. dollars at the average exchange rate effective during the fiscal year. Although the effects of foreign currency fluctuations are mitigated by the fact that expenses of foreign subsidiaries are generally incurred in the same currencies in which the sales are generated, the reported results of operations of APW Ltd.'s foreign subsidiaries are affected by changes in foreign currency exchange rates and, as compared to prior periods, will be higher or lower depending on the weakening or strengthening of the U.S. dollar. In addition, a portion of APW Ltd.'s net assets are based in its foreign subsidiaries and are translated into U.S. dollars at the foreign currency rate in effect at the end of each period. Accordingly, APW Ltd.'s equity and comprehensive income (loss) will fluctuate depending upon the strengthening or weakening of the U.S. dollar versus other currencies. Such currency translation amounts are included as part of the balance of accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets. Net gains (losses) resulting from foreign currency transactions, included in "Other expense (income), net" in the Consolidated Statements of Operations, amounted to ($2.1) million, ($3.4) million and $2.9 million for the years ended August 31, 2001, 2000 and 1999, respectively.



   Foreign Currency Hedging and Derivative Financial Instruments: In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued which requires that an entity recognize derivative instruments, including certain derivative instruments embedded in other contracts, as either assets or liabilities and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. APW Ltd. adopted SFAS No. 133, as amended, on September 1, 2000. The adoption of SFAS No. 133 resulted in recording the cumulative effect of the change in accounting principle for derivative and hedging activity in other comprehensive income of $0.2 million.



   The Company enters into derivative contracts, primarily interest rate swap contracts, to protect the Company from the effect of an increase in interest rates. The Company designates its derivatives based upon the criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the derivative gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss due to a change in fair value is initially recorded as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. For a derivative designated as a hedge of a net investment in a foreign operation, the gain or loss is recorded as a component of other comprehensive income (loss) as part of the cumulative translation adjustment. For a derivative not designated as a hedging instrument, the derivative gain or loss is recognized in earnings in the period of change.



   Fair Value of Financial Instruments: The fair value of APW Ltd.'s cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and long-term debt approximated book value as of August 31, 2001 and 2000 due to their short-term nature or, in the instance of long-term debt, the fact that the interest rates approximated year-end market rates of interest. The fair value of debt instruments is calculated by discounting the cash flow of such obligations using the market interest rates for similar instruments.



   Earnings (Loss) Per Share: Subsequent to the Distribution, basic earnings per share is calculated by dividing the net loss by the weighted average common shares outstanding. Fiscal 2001 and 2000 diluted earnings per share exclude the effect of options to purchase approximately 1.3 million and 1.7 million shares of common stock, respectively, because they would be anti-dilutive due to the net loss in the respective fiscal years.



   Warrants to purchase approximately 2.1 million shares of common stock were outstanding as of August 31, 2001, but were not included in the computation of diluted earnings (loss) per share because they would be anti-dilutive due to the net loss for the year ended August 31, 2001.

   Basic and diluted shares used to calculate earnings per share are the same as the historical Applied Power basic shares outstanding for the period prior to the Distribution. APW Ltd. used Applied Power basic shares outstanding for the following reasons: i) upon the Distribution, each shareholder of Applied Power common stock received an equivalent number of APW shares and; ii) there was no potentially issuable common stock of APW Ltd. for the periods presented prior to the Distribution.



   The following table sets forth the computation of basic and diluted earnings
(loss) per share (fiscal 2001 and 2000 results include goodwill impairment, restructuring and other charges, see Note 3--"Goodwill Impairment, Restructuring and Other Charges");



   (Dollars in thousands, except per share amounts):



                                                                          As Restated
                                                                  ----------------------------
                                                                     2001      2000     1999
Numerator:                                                        ---------  --------  -------
 Net earnings (loss) before extraordinary item................... $(236,527) $(21,286) $19,665
 Extraordinary loss, net of tax..................................        --    (2,083)      --
                                                                  ---------  --------  -------
 Net earnings (loss) for basic and diluted earnings per share.... $(236,527) $(23,369) $19,665
                                                                  =========  ========  =======
Denominator:
 Weighted average common shares outstanding for basic and diluted
   earnings per share............................................    39,664    39,077   38,825
                                                                  ---------  --------  -------
Basic and Diluted Earnings (Loss) Per Share:
 Earnings (loss) per share before extraordinary item............. $   (5.96) $  (0.55) $  0.51
 Extraordinary loss, net of tax..................................        --     (0.05)      --
                                                                  ---------  --------  -------
 Earnings (loss) per share....................................... $   (5.96) $  (0.60) $  0.51
                                                                  =========  ========  =======



   Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years presented. They also affect the disclosure of contingencies. Actual results could differ from those estimates and assumptions.



   New Accounting Pronouncements: In June 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for APW Ltd. as of July 31, 2001. SFAS No. 142 will be effective for the Company on September 1, 2002 for existing goodwill and intangible assets. The Company is currently evaluating the impact of SFAS No. 142.



   In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. The Company is required to adopt SFAS No. 143 on September 1, 2002. The Company is currently evaluating the impact of SFAS No. 143.



   In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. The Company will be required to adopt SFAS No. 144 on September 1, 2002. The Company is currently evaluating the impact of SFAS No. 144.



   Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 2001 presentation. Such reclassifications had no impact on previously reported net earnings (loss).



Note 3--Goodwill Impairment, Restructuring and Other Charges



Fiscal 2001-



   During fiscal 2001, APW Ltd. recognized pre-tax goodwill impairment, restructuring and other charges totaling $225.0 million. The components of the charges recorded during fiscal 2001 are as follows (dollars in millions):



                                                                      Charges
                                                                      -------
   Facility closure costs:
    Severance........................................................ $ 10.2
    Lease exit costs.................................................    6.8
    Equipment impairment.............................................   12.6
    Other costs......................................................    1.7
                                                                      ------
      Total facility closure costs...................................   31.3
   Goodwill impairment...............................................  166.9
   Inventory and accounts receivable write-downs.....................   15.5
   Investment write-off..............................................    9.8
   Credit facility amendment fees....................................    1.5
                                                                      ------
   Total pre-tax goodwill impairment, restructuring and other charges $225.0
                                                                      ======



   Facility closure costs are recorded in the fiscal 2001 Consolidated Statement of Operations as follows: 1) severance and lease exit costs totaling $17.0 million are recorded as restructuring charges; 2) equipment impairment charges of $12.6 million and other facility closure costs totaling $1.2 million are recorded as cost of products sold; and 3) $0.5 million of other facility closure costs are recorded as engineering, selling, and administrative costs.



  Restructuring



   In connection with the facility closure costs, management developed formal plans to exit certain facilities and involuntarily terminate employees. Management's plans to exit certain facilities included the identification of duplicate manufacturing and sales facilities for closure and the transfer of the related operations to other facilities. Management currently anticipates that the facility closures and all related activities will be substantially complete within one year of the commitment dates of the respective exit plans.



   The following table summarizes the activity with respect to fiscal 2001 restructuring charges during fiscal 2001 (in millions, except employee data):



                                              Severance     Facilities  Total
                                          ----------------  ---------- -------
                                           Number
                                             of
                                          Employees Reserve  Reserve   Reserve
                                          --------- ------- ---------- -------
 Total reserve balance at August 31, 2000      --    $  --    $  --     $  --
 Add: fiscal 2001charges.................   2,602     10.2      6.8      17.0
 Less: fiscal 2001 utilization...........  (2,315)    (8.1)    (1.6)     (9.7)
                                           ------    -----    -----     -----
 Ending balance at August 31, 2001.......     287    $ 2.1    $ 5.2     $ 7.3
                                           ======    =====    =====     =====

Goodwill and Equipment Impairment



   In fiscal 2001, APW Ltd. performed an impairment assessment of long-lived assets, which include property, plant and equipment, goodwill and other intangible assets. The assessment was performed primarily due to a deterioration of APW Ltd.'s operating results during fiscal 2001 and the decision during fiscal 2001 to close certain facilities. As a result of the assessment, APW Ltd. recorded a $166.9 million impairment charge to reduce the carrying value of the goodwill and a $12.6 million impairment charge to reduce the carrying value of equipment associated with closed facilities. The goodwill impairment charge is recorded as a component of amortization of intangible assets in the fiscal 2001 Consolidated Statement of Operations. The equipment impairment charge is recorded as cost of products sold in the fiscal 2001 Consolidated Statement of Operations. Each charge was measured, in accordance with the provisions of SFAS No. 121, based upon APW Ltd.'s estimated discounted cash flows. The assumptions supporting these cash flows were determined using APW Ltd.'s best estimates. The remaining long-lived assets will continue to be depreciated and amortized over their remaining useful lives, which management considers appropriate.



  Other charges



   During fiscal 2001, APW Ltd. recorded write-downs of inventory and accounts receivable totaling $15.5 million, primarily as a result of the broad based slow down in the technology sector during 2001. Inventory write-downs of $13 million are recorded as cost of products sold in the fiscal 2001 Consolidated Statement of Operations and primarily relate to customer program modifications resulting in excess components. Accounts receivable write-downs of $2.5 million are recorded as an engineering, selling and administrative expense in the fiscal 2001 Consolidated Statement of Operations and relate to accounts receivables that were deemed uncollectable.



   During fiscal 2001, APW Ltd. wrote-off a $9.8 million investment assumed through a prior acquisition that became impaired. The write-off is recorded as a component of engineering, selling and administrative expense in the fiscal 2001 Consolidated Statement of Operations.



   In connection with the amendment of the Company's credit facilities, the Company incurred $1.5 million of fees, of which $0.7 million was recorded as an operating expense and $0.8 million was recorded as a financing cost.



Fiscal 2000-



  Other charges



   During fiscal 2000, Applied Power allocated to APW Ltd. a total of $6.5 million of fees and expenses associated with the Distribution transaction and organizing APW Ltd. into a Bermuda company. Those fees and expenses were for legal, accounting, tax and investment banking services incurred and are classified under the caption "Corporate Reorganization Expenses" in the fiscal 2000 Consolidated Statement of Operations. In fiscal 2000, APW Ltd. incurred a foreign currency loss of $3.3 million associated with Euro forward contracts. This loss is recorded in the fiscal 2000 Consolidated Statement of Operations, under the caption "Other expense (income) - net". Also, in fiscal 2000, a $40.0 million income tax provision was recorded as a result of APW Ltd. reorganizing as a Bermuda company. This charge is recorded in the fiscal 2000 Consolidated Statement of Operations, under the caption "Income tax expense". In fiscal 2000, a subsidiary of APW Ltd. paid a $3.3 million make-whole premium for the early retirement of debt in anticipation of the Distribution transaction. This charge is recorded in the fiscal 2000 Consolidated Statement of Operations as an extraordinary loss, net of the $1.2 million tax benefit.



Note 4--Acquisitions and Divestiture



Fiscal 2001-



  Acquisitions



   On December 15, 2000, APW Ltd., through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities of Industria Metalurgica Bagarolli Ltda. ("IMB") located in Campinas, Brazil. IMB specializes in the design and manufacture of large indoor and outdoor enclosure systems, as well as sub-assemblies and integration services, to the telecom and financial services industries in South America. The purchase price totaled

$19.0 million, including fees and expenses, with future consideration becoming payable during fiscal 2002 of $2.5 million to $5.5 million, depending on the attainment of targeted revenue and earnings before interest, taxes, depreciation and amortization levels. This acquisition was funded by borrowings under APW Ltd.'s revolving credit facility. This acquisition was accounted for using the purchase method and the results of operations of the acquired company are included in the Consolidated Statement of Operations from the acquisition date. Due to the immaterial impact of the transaction, pro forma financial information has not been presented. Allocations of the purchase price resulted in approximately $12.1 million of goodwill, to be amortized over 20 years (consistent with APW Ltd. acquisitions of this size and nature), and is subject to adjustment for any future consideration in excess of the minimum $2.5 million earn-out. As a result of the long-lived asset impairment assessment APW Ltd. performed (see Note 3 - "Goodwill Impairment, Restructuring and Other Charges"), the goodwill associated with the acquisition of IMB was fully amortized during fiscal 2001.



   On February 16, 2001, APW Ltd., through a wholly owned subsidiary, acquired the majority of the assets and assumed certain liabilities of the Mayville Metal Products Division ("Mayville") of Connell Limited Partnership. Mayville specializes in the design, manufacture and integration of large outdoor enclosures, primarily for the telecom industry. The purchase price consisted of: 1) $225.0 million in cash (funded by borrowings under APW Ltd.'s revolving credit facility); 2) 754,717 shares of APW Ltd. common stock, valued at approximately $25.0 million, subject to adjustment depending on Mayville's 2001 calendar year net sales; and 3) assumed liabilities of $17.1 million. With this acquisition, APW issued an aggregate of 1,509,434 shares of common stock of which 754,717 are contingently returnable in the event Mayville's 2001 calendar year net sales do not attain targeted sales. The contingently returnable shares are not included in the aforementioned purchase price as of August 31, 2001 nor are those shares used to calculate loss per share for fiscal 2001. This acquisition was accounted for using the purchase method of accounting and the results of operations of the acquired company are included in the Consolidated Statement of Operations from the acquisition date. Allocations of the purchase price resulted in approximately $208.6 million of goodwill and other intangibles, to be amortized over periods not to exceed 40 years (consistent with APW Ltd. acquisitions of this size and nature), and are subject to adjustment for any earn-out.



   The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the acquisition of Mayville had been completed on September 1, 2000 and 1999, respectively. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to cost of products sold, engineering, selling and administrative expenses, interest expense, depreciation, amortization, and income taxes. These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on September 1, 2000 and 1999 or that may be obtained in the future (in millions, except per share data):



                                                    (Unaudited)
                                                Year ended August 31,
                                                --------------------
                                                    As Restated
                                                --------------------
                                                  2001       2000
                                                --------   --------
             Net sales......................... $1,347.0   $1,393.0
             Net loss before extraordinary item   (243.6)     (26.4)
             Net loss..........................   (243.6)     (28.5)
             Basic and diluted loss per share.. $  (6.13)  $  (0.66)



  Divestiture



   On November 20, 2000, APW Ltd. completed the sale of a subsidiary for a net $1.7 million, which resulted in a net loss of $2.7 million.

Fiscal 2000-



  Acquisitions



   On January 28, 2000, the Company, through a wholly owned subsidiary, acquired all of the outstanding stock of Metalade of Pennsylvania Inc. ("Metalade"). Metalade specializes in metal fabrication relating to electronics enclosures. The initial purchase price totaled $8.7 million, including fees and expenses. APW Ltd. paid the seller $1.4 million during fiscal 2001 based on the attainment of targeted sales levels. Future consideration, not to exceed $3.6 million, is payable based on the attainment of targeted sales levels. The acquisition was funded by borrowings under Applied Power credit facilities. The acquisition has been accounted for using the purchase method and the results of operations of the acquired company are included in the Consolidated Statements of Operations from the acquisition date. Due to the immaterial impact of the transaction, pro forma financial information has not been presented. Allocations of the purchase price resulted in approximately $8.1 million in goodwill, which is being amortized over 20 years (consistent with APW Ltd. acquisitions of this size and nature). As a result of the long-lived asset impairment assessment APW Ltd. performed (see Note 3 - "Goodwill Impairment, Restructuring and Other Charges"), the goodwill associated with the acquisition of Metalade was fully amortized during fiscal 2001.



   On April 1, 2000, the Company, through a wholly owned subsidiary, acquired all of the outstanding stock of Malcoe Enclosures Limited ("Malcoe"). Malcoe specializes in the design and manufacture of shelters, large walk-in enclosures generally used to house telecom equipment. The purchase price totaled $1.6 million, including fees and expenses. The acquisition was funded by borrowings under Applied Power credit facilities. The acquisition has been accounted for using the purchase method and the results of operations of the acquired company are included in the Consolidated Statements of Operations from the acquisition date. Due to the immaterial impact of the transaction, pro forma financial information has not been presented. Allocations of the purchase price resulted in approximately $1.4 million in goodwill, which is being amortized over 20 years (consistent with APW Ltd. acquisitions of this size and nature). As a result of the long-lived asset impairment assessment APW Ltd. performed (see
Note 3--"Goodwill Impairment, Restructuring and Other Changes"), the goodwill associated with the acquisition of Malcoe was fully amortized during fiscal 2001.



Fiscal 1999-



  Acquisitions



   On September 29, 1998, APW Ltd., through its wholly owned subsidiary, APW Enclosure Systems Limited, accepted for payment all shares of Rubicon Group plc ("Rubicon") common stock which had been tendered pursuant to the APW Enclosure Systems Limited tender offer (with a guaranteed loan note alternative) for all outstanding shares of common stock at 2.35 pounds sterling per share and all outstanding cumulative preferred shares at 0.50 pounds sterling per share. The tendered common shares accepted for payment exceeded 90% of the outstanding common shares on October 8, 1998, and APW Enclosure Systems Limited invoked
Section 429 of the UK Companies Act of 1985, as amended, to acquire the remaining outstanding common shares of Rubicon. APW Enclosure Systems Limited now owns all of the common shares of Rubicon. Rubicon is a leading provider of electronic manufacturing services and engineered magnetic solutions to major OEMs in the information technology and telecommunication industries. Cash paid for Rubicon totaled $371.5 million, with the purchase price allocation resulting in $340.6 million of goodwill, which is being amortized over 40 years (consistent with APW Ltd. acquisitions of this size and nature). Funds for the acquisition were provided through Applied Power's revolving credit facility. The acquisition was recorded using the purchase method of accounting. The operating results of Rubicon subsequent to September 29, 1998 are included in the Consolidated Statements of Operations. As a result of the long-lived asset impairment assessment APW Ltd. performed (see Note 3--"Goodwill Impairment, Restructuring and Other Charges"), $17.5 million of goodwill associated with an acquired facility was fully amortized during fiscal 2001.

   The following 1999 unaudited pro forma data summarizes the results of operations as if the acquisition of Rubicon had been completed on September 1, 1998, the beginning of APW Ltd.'s 1999 fiscal year. The pro forma data give effect to actual operating results prior to the acquisition date and appropriate adjustments to interest expense, goodwill amortization and income tax expense. These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on the date indicated above or that may be obtained in the future (in millions, except per share data):



                                                      (Unaudited)
                                                      Year Ended
                                                      August 31,
                                                         1999
                                                      -----------
                                                      As Restated
                                                      -----------
               Net sales.............................  $1,080.0
               Net earnings before extraordinary item      18.7
               Net earnings..........................      18.7
               Basic and diluted earnings per share..  $   0.48



   In June 1999, APW Ltd., through a wholly owned subsidiary, acquired all of the outstanding stock of Innovative Metal Fabrication, Inc. ("Innovative"). Innovative designs and manufactures technical environments used in electronic assembly operations, as well as electronic gaming enclosures, in Grass Valley, CA and Austin, TX. In May 1999, APW Ltd. also acquired certain assets of Connector Technology, Inc. ("CTI") of Anaheim, CA. CTI manufactures custom backplanes. The purchase price of the combined Innovative and CTI acquisitions totaled approximately $13.0 million, including fees and expenses, and was funded by borrowings under existing Applied Power credit facilities. Both acquisitions have been accounted for using the purchase method and the results of operations of the acquired companies are included in the Consolidated Statements of Operations from their respective acquisition dates. Allocations of the purchase price resulted in approximately $8.9 million of goodwill, which is being amortized over lives ranging from 20 to 40 years (consistent with APW Ltd. acquisitions of these sizes and nature). As a result of the long-lived asset impairment assessment APW Ltd. performed (see Note 3--"Goodwill Impairment, Restructuring and Other Charges"), $8.3 million of goodwill associated with the Innovative acquisiton was fully amortized during fiscal 2001.



Note 5--Inventories



   Inventories consisted of (dollars in thousands):



                                               August 31,
                                           ------------------
                                               As Restated
                                           ------------------
                                             2001      2000
                                           --------  --------
                  Raw material............ $ 73,427  $ 98,109
                  Work-in-progress........   31,945    38,185
                  Finished goods..........   39,591    30,437
                                           --------  --------
                  Total inventories, gross  144,963   166,731
                  Less: inventory reserves  (14,026)  (11,350)
                                           --------  --------
                     Total inventories.... $130,937  $155,381
                                           ========  ========



Note 6--Accounts Receivable Facility



   As part of the Distribution (See Note 2--"Summary of Significant Accounting Policies"), APW Ltd. assumed Applied Power's $150.0 million off-balance sheet accounts receivable facility program. On April 4, 2001, the accounts receivable facility (the "receivables facility") was amended to decrease the amount available from $150.0 million to $80.0 million. The receivables facility was further amended on May 15, 2001 to extend the agreement to May 14, 2002. At August 31, 2001, $58.0 million of receivable interests were sold under this facility.

   Under the terms of the receivables facility, APW Ltd. and certain subsidiaries (collectively, "Originators") sell trade accounts receivable to Applied Power Credit Corporation ("APCC"), a wholly-owned, limited purpose subsidiary of the Company. APCC is a separate corporate entity that sells participating interests in its pool of accounts receivable to financial institutions ("Purchasers"). The Purchasers, in turn, receive an ownership and security interest in the pool of receivables. Participation interests in new receivables generated by the Originators are purchased by APCC and resold to the Purchasers as collections reduce previously sold participation interests. The accounts receivable sold to Purchasers are reflected as a reduction of receivables in the Consolidated Balance Sheets. APCC has no risk of credit loss on such receivables as they are sold without recourse. The Company retains collection and administrative responsibilities on the participation interests sold as servicer for APCC and the Purchasers.

   At August 31, 2001 and 2000, APW Ltd. accounts receivable were reduced by $58.0 million and $78.9 million, respectively, representing receivable interests sold under this program. Sales of trade receivables are reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheets and the proceeds received, which are used to reduce debt, are included in cash flows from financing activities in the accompanying Consolidated Statements of Cash Flows.

   APW Ltd. recorded discounts on the accounts receivable sold totaling $5.6 million, $7.6 million and $4.6 million for the fiscal years ended August 31, 2001, 2000 and 1999, respectively, which are included in net financing costs in the accompanying Consolidated Statements of Operations.

Note 7--Leases

   APW Ltd. leases certain facilities, computers, equipment and vehicles under various lease agreements generally over periods of one to twenty years. Under most arrangements, APW Ltd. pays the property taxes, insurance, maintenance and expenses related to the leased property. Many of the leases include provisions which enable APW Ltd. to renew the lease based upon the fair values on the date of expiration of the initial lease.

   Future obligations on non-cancelable operating leases in effect at August 31, 2001 are: $36.9 million in fiscal 2002; $26.3 million in fiscal 2003; $21.5 million in fiscal 2004; $18.3 million in fiscal 2005; $14.1 million in fiscal 2006 and $122.7 million thereafter.

   Total rental expense under operating leases was $27.3 million, $17.4 million and $17.1 million in fiscal 2001, 2000 and 1999, respectively.

Note 8--Debt Financing

(Dollars in thousands):

                                                         August 31,
                                                      -----------------
                                                      As Restated (2001)
                                                      -----------------
                                                        2001      2000
                                                      --------  --------
        Borrowings under:
          Revolving Multi-Currency Credit Agreement.. $535,467  $135,000
          Commercial paper...........................       --    51,152
          Floating rate unsecured loan notes.........   21,196    23,534
          U.K. revolving credit agreement............   57,986    24,970
          Other......................................    6,800     1,714
                                                      --------  --------
                                                       621,449   236,370
          Less short-term borrowings.................  603,353        --
                                                      --------  --------
            Long-term borrowings..................... $ 18,096  $236,370
                                                      ========  ========

   As a result of the restatement for the year ended August 31, 2001, the Company believes that it would have been in default of certain debt covenants as of August 31, 2001, unless the Company had obtained waivers or further amendments to its debt covenants in connection with the September 27, 2001 or December 13, 2001 amendments (see Note 17-"Subsequent Events, Liquidity and Management's Plans"). Accordingly, the Company has classified borrowings under the Revolving Multi-Currency Credit Agreement and the U.K. Facility Agreement as a current liability as of August 31, 2001 in the restated consolidated financial statements.



   Prior to the Distribution, general borrowings allocated from Applied Power were determined based on a model that allocated Applied Power's debt proceeds on a where incurred basis and allocated Applied Power's net debt paydowns based on APW Ltd's free cash flow. The debt allocated to APW Ltd. from Applied Power includes portions of balances outstanding under Applied Power's Multi-Currency Revolving Credit Agreement, Applied Power's $200 million senior subordinated notes due 2009, Applied Power's commercial paper program and other general debt. Under Applied Power, these debt instruments were held centrally, and as such, debt from these specific instruments was not historically allocated. See
Note 2--"Summary of Significant Accounting Policies--Basis of Presentation" for further discussion of Applied Power debt allocation.



   In conjunction with the Distribution, the consolidated debt of Applied Power was realigned between APW Ltd. and Applied Power. Through an additional investment by Applied Power on July 31, 2000, a certain portion of allocated APW Ltd. debt was assumed by Applied Power.



   On August 1, 2000, as part of the Distribution, APW Ltd. entered into a 3-year, $600.0 million revolving credit facility that matures on July 31, 2003. On May 15, 2001, APW Ltd. amended its credit facilities, including its Multi-Currency Credit Agreement and U.K. Facility Agreement. The amended Multi-Currency Credit Agreement continues with its original expiration date of July 31, 2003. The amendment resulted in increased interest spreads, new financial covenant tests, the pledging of substantially all the Company's and its subsidiaries' assets as collateral under the credit facilities and the issuance of common stock warrants of 5% of the common stock (see further discussion below). The amended Multi-Currency Credit Agreement has a facility limit of $570.0 million, of which $34.5 million was available as of August 31, 2001. This facility is used to finance working capital, capital expenditures and other general corporate requirements. Under the amended Multi-Currency Credit Agreement, the Company can borrow at a fixed rate of LIBOR plus 3.500% annually. As of August 31, 2001, based upon APW Ltd.'s current total borrowings, the weighted average interest rate was 7.206%. A non-use fee computed at the rate of 0.500% is payable quarterly on the average unused portion under the amended Multi-Currency Credit Agreement. This amended Multi-Currency Credit Agreement contains restrictions concerning permitted investments, permitted liens on assets and the sale of assets.



   On May 15, 2001, the Company issued warrants to purchase a total of 2.1 million shares of the Company's common stock to various lenders in connection with the signing of the amended Multi-Currency Credit Agreement. The warrants are exercisable at any time during the period from September 1, 2002 through May 15, 2006, at an exercise price of $8.40 per share, although under certain limited circumstances the exercise date may be accelerated. The issuance of warrants did not generate any proceeds and no underwriter was involved in the issuance of warrants. The warrants were valued at $4.8 million, are recorded as a deferred financing cost at August 31, 2001, and are being amortized using the effective interest method through July 31, 2003.



   During the fiscal 2001 third quarter, the Company ceased issuing commercial paper and commenced the redemption of all outstanding commercial paper on the original maturity dates. As of August 31, 2001, the Company has redeemed all outstanding commercial paper. Commercial paper outstanding at August 31, 2000 totaled $51.2 million, net of discount, and carried an average interest rate of 6.9%.



   The floating rate unsecured loan notes were entered into by APW Ltd. as a result of its acquisitions of VERO and Rubicon. The notes were exchanged with individual shareholders of VERO and Rubicon, at their option, in lieu of receiving cash payment for their tendered shares. The notes carry an interest rate of LIBOR minus 0.50% (5.0% at August 31, 2001) and can be redeemed at the option of the note holder on various dates through 2008.

   The U.K. Revolving Credit Agreement was entered into by VERO in April 1998, prior to the acquisition of VERO by APW Ltd. and was amended on May 15, 2001 in conjunction with amending the Multi-Currency Credit Agreement. The amended U.K. Revolving Credit Agreement, providing for 52.2 million British Pounds Sterling in borrowings, is also used by the Company to finance working capital, capital expenditures and other general corporate purposes. As of August 31, 2001, based upon APW Ltd.'s current total borrowings, the weighted average interest rate was 8.230%. This agreement expires on July 31, 2003. As of August 31, 2001, $17.9 million was available for borrowing. Similar to the amended Multi-Currency Credit Agreement, the amended U.K. Revolving Credit Agreement includes restrictions concerning investments, liens on assets and sale of assets.



   Subsequent to August 31, 2001, the Multi-Currency Credit Agreement, U.K. Revolving Credit Agreement and the Accounts Receivable Facility were amended. See Note 17--"Subsequent Events, Liquidity and Management's Plans."



   Cash paid for interest was $42.3 million during fiscal 2001. Cash paid for interest from the date of the Distribution through August 31, 2001 was not material. Prior to the Distribution, all interest payments were made by Applied Power.



   As of August 31, 2000, the Company also had other borrowings outstanding of approximately $6.8 million, principally through certain international subsidiaries.



   Aggregate Maturities: Long-term debt principal outstanding at August 31, 2001 is payable as follows: $603.4 million in fiscal 2002; $4.6 million in fiscal 2003; none in fiscal 2004; none in fiscal 2005; none in fiscal 2006 and $13.4 million thereafter.



   Derivative Financial Instruments: As part of its interest rate management program, the Company periodically enters into interest rate swap agreements with respect to portions of its outstanding debt. The purpose of these swaps is to protect the Company from the effect of an increase in interest rates. The interest rate swap agreements in place at August 31, 2001 effectively convert $66.5 million of the Company's variable rate debt to a weighted average fixed rate of 8.8%. The swap agreements expire on varying dates through 2006. The fair value of the Company's interest rate swap agreements was a liability of $2.4 million at August 31, 2001 and an asset of $0.2 million at August 31, 2000.



Note 9--Stock Option Plans



   Certain employees of APW Ltd. participated in stock option plans sponsored by Applied Power and had stock options outstanding under Applied Power's 1990 Stock Plan and 1996 Stock Plan, and ZERO's 1994 Stock Plan. No further options may be granted under Applied Power's 1990 Stock Plan, 1996 Stock Plan and ZERO's 1994 Stock Plan, although the liability associated with the options previously issued and outstanding was assumed by APW Ltd. as part of the Distribution. The outstanding options were converted to options to purchase APW Ltd. common stock at comparable aggregate intrinsic values based on the closing share price of APW Ltd. common stock on the Distribution date. These options remain exercisable pursuant to the provisions of the original plans. Options granted under Applied Power's plans generally have a maximum term of ten years and an exercise price equal to 100% of the fair market value of a share of Applied Power's common stock at the date of grant. Options generally vest 50% after two years and 100% after five years. Options granted under ZERO's plans have an exercise price not less than the fair market value of ZERO common stock on the date of grant. In addition, ZERO's options were granted with terms of five to eight years and become exercisable in annual installments (generally one-third of the total grant) commencing one year from the date of grant, on a cumulative basis.



   On July 19, 2000, as part of the Distribution, APW Ltd. adopted the APW Ltd. 2000 Stock Option Plan (the "2000 Plan") which provides for the issuance of non-qualified stock options to officers and key employees of the Company. Under the terms of the 2000 Plan, options to purchase 2.2 million shares of common stock were reserved, are granted at not less than the fair market value (fiscal 2000 grant price was closing price of APW Ltd. Class A common stock on the Distribution date) and will vest in seven years following the date of grant if the individual is still employed by APW Ltd.

   On January 16, 2001, APW Ltd. adopted the APW Ltd. 2001 Stock Option Plan (the "2001 Plan") which provides for the issuance of non-qualified stock options to officers and key employees of the Company. Under the terms of the 2001 Plan, options to purchase 2.0 million shares of common stock were reserved for issuance, are granted at not less than the fair market value, become 50% exercisable after two years and 100% exercisable after 5 years, and expire after 10 years.



   Under the terms of the APW Ltd. 2000 Outside Directors Stock Plan (the "2000 Directors Plan"), each non-employee director receives an option grant each year to purchase shares of common stock. There is no discretion as to the amount or timing of options to be granted, which are fixed by the terms of the 2000 Directors Plan. The exercise price at which shares may be purchased under each option is equal to the fair market value of the shares on the date of the grant. Under the terms of the 2000 Directors Plan, options to purchase 0.2 million shares of common stock were reserved for issuance. Options are not exercisable until eleven months after the date of grant and then become fully exercisable, in whole or in part, at any time prior to their expiration or termination. Unless earlier exercised or terminated, the expiration date of each option granted under the 2000 Directors Plan is ten years and one day after the date of grant.



   The following table summarizes the APW Ltd. stock option activity for fiscal 2000 and 2001:



                                                              Weighted
                                                              average
                                                   Number of  exercise
                                                    shares     price
                                                  ----------  --------
         Outstanding, August 31, 1999............         --        --
         Options issued with the Distribution (a)  2,707,499  $17.9079
         Options granted during the period.......  2,248,000   36.3750
         Options exercised.......................   (455,746)   8.8276
         Options cancelled.......................     (5,778)  28.6313
                                                  ----------  --------
         Outstanding, August 31, 2000............  4,493,975   28.0527
         Options granted during the period.......  1,590,400   17.0220
         Options exercised.......................   (188,591)   9.5324
         Options cancelled....................... (1,906,879)  31.6283
                                                  ----------  --------
         Outstanding, August 31, 2001............  3,988,905   22.8130
                                                  ----------  --------
         Exercisable, August 31, 2001............  1,023,861  $15.5728
                                                  ==========  ========

--------

(a) Reflects options issued in connection with the Distribution as a result of converting certain options to purchase Applied Power Inc. common stock into options to purchase APW Ltd. common stock at comparable aggregate intrinsic values based on the closing share price of APW Ltd. common stock on the Distribution date.



   The following table summarizes the range of exercise prices for stock options outstanding and exercisable at August 31, 2001:



                                       Weighted                  Number of
                                        average     Weighted       stock       Weighted
                          Outstanding  remaining    average       options      average
Range of exercise prices stock options   life    exercise price exercisable exercise price
------------------------ ------------- --------- -------------- ----------- --------------
   $ 7.2115--$ 8.9650...   1,126,729     7.73       $ 8.2862       266,229     $ 7.2528
   $ 9.1250--$26.1346...   1,057,384     5.86        18.3153       635,472      16.2372
   $27.1443--$34.7598...     543,442     7.50        28.4559       122,160      30.2480
   $36.3750--$45.9688...   1,261,350     8.97        37.1286            --           --
   ---------------------   ---------     ----       --------     ---------     --------
   $ 7.2115--$45.9688...   3,988,905     7.59       $22.8130     1,023,861     $15.5728
   ---------------------   ---------     ----       --------     ---------     --------

   APW Ltd. applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee and Director stock option plans. Accordingly, no compensation expense has been recognized by APW Ltd. for its stock-based compensation plans. If APW Ltd. had accounted for these stock options issued to APW Ltd. employees and Directors in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," APW Ltd.'s net earnings and basic and diluted earnings per share would have been as follows (in thousands, except per share data):



                                                        As Restated
                                                    -------------------
                                                       2001      2000
                                                    ---------  --------
       Net loss
          As reported.............................. $(236,527) $(23,369)
          SFAS No. 123 pro forma...................  (241,813)  (26,286)
       Loss per share
          Basic and diluted as reported............ $   (5.96) $  (0.60)
          Basic and diluted SFAS No. 123 pro forma.     (6.10)    (0.66)



   The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income for future years since options vest over several years and additional awards are made each year.



   The fair value of APW Ltd. employee and Director stock options used to compute pro forma net earnings disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The weighted average fair values per share of APW Ltd. options granted in fiscal 2001 and 2000 were $15.49 and $22.02, respectively. The following weighted average assumptions were used in completing the model:



                                             2001       2000
                                          ---------- ----------
                 Dividend yield..........      0.00%      0.00%
                 Expected volatility.....    104.55%     55.39%
                 Risk-free rate of return      6.65%      5.99%
                 Expected life........... 8.81 years 7.46 years

Note 10--Employee Benefit Plans



   Defined Benefit Pension Plan: APW Ltd. provides defined benefit pension benefits to certain United Kingdom employees. The following tables provide a reconciliation of benefit obligations, plan assets, funded status and net periodic benefit cost for those plans (dollars in thousands):



                                                         Pension Benefits
                                                        ------------------
                                                          2001      2000
                                                        --------  --------
     Change in benefit obligation--
        Benefit obligation at beginning of year........ $ 59,359  $ 63,675
        Service cost...................................    1,937     2,818
        Interest cost..................................    4,092     3,756
        Translation difference.........................      236    (6,440)
        Employee contributions.........................    1,140     1,101
        Actuarial (gain) loss..........................    3,145    (4,016)
        Benefits paid..................................   (1,931)   (1,535)
                                                        --------  --------
     Benefit obligation at end of year................. $ 67,978  $ 59,359
                                                        ========  ========
     Change in plan assets--
        Fair value of plan assets at beginning of year. $ 49,214  $ 46,759
        Actual return on plan assets...................   (7,450)    5,793
        APW Ltd. contributions.........................    2,358     2,291
        Employee contributions.........................    1,140     1,101
        Translation difference.........................       90    (5,195)
        Benefits paid from plan assets.................   (1,931)   (1,535)
                                                        --------  --------
     Fair value of plan assets at end of year.......... $ 43,421  $ 49,214
                                                        ========  ========

     Funded status of the plans........................ $(24,557) $(10,145)
     Unrecognized net (gain) loss......................   14,736      (135)
                                                        --------  --------
     Accrued benefit cost.............................. $ (9,821) $(10,280)
                                                        ========  ========
     Weighted-average assumptions as of August 31--
     Discount rate.....................................    6.00%     6.70%
     Expected return on plan assets....................    7.50%     8.25%
     Rate of compensation increase.....................    4.00%     4.00%


                                                  2001     2000     1999
                                                -------  -------  -------
      Components of net periodic benefit cost--
      Service cost............................. $ 3,008  $ 3,962  $ 3,569
      Employee contributions...................  (1,070)  (1,144)  (1,071)
      Interest cost............................   4,092    3,756    3,315
      Expected return on assets................  (4,112)  (3,814)  (3,189)
      Other....................................     (44)      --       --
                                                -------  -------  -------
      Benefit cost............................. $ 1,874  $ 2,760  $ 2,624
                                                =======  =======  =======



   The above pension benefits consist of two plans. The assets of the plans are held in a separately administered trust and contributions are determined based on triennial actuarial valuations using the projected unit credit funding method.



   Defined Contribution Benefit Plans: Substantially all of APW Ltd.'s full-time U.S. employees have been eligible to participate in a qualified 401(k) plan under the APW Ltd. 401(k) Plan. Under the provisions of the 401(k) Plan to fund employer contributions, the plan administrator acquires shares of APW Ltd. common stock on the open market and allocates such shares to accounts set aside for APW Ltd. employees' retirements. APW Ltd.'s core contributions generally equal 3% of each employee's annual cash compensation, subject to IRS limitations. Additionally, employees generally may contribute up to 19% of their pre-tax base compensation. APW Ltd. also matches approximately 25% of each employee's contribution up to the participant's first 6% of earnings.



   During the years ended August 31, 2001, 2000 and 1999, expenses related to the above defined contribution plan were approximately $6.6 million, $7.9 million and $5.3 million, respectively.



   Non-U.S. Benefit Plans: APW Ltd. contributes to a number of retirement programs for employees outside the U.S. Pension expense under these programs amounted to approximately $1.3 million, $1.8 million and $1.9 million in fiscal 2001, 2000 and 1999, respectively. As these plans are not significant, APW Ltd. does not determine the actuarial value of accumulated plan benefits or net assets available for benefits.



Note 11--Income Taxes



   Income tax expense (benefit) consists of the following (dollars in thousands):



                                          As Restated
                                  --------------------------
                                    2001      2000     1999
                                  --------  -------  -------
                  Current:
                      Federal.... $ (3,618) $47,582  $(3,441)
                      Foreign....      769    4,969    9,281
                      State......     (256)   4,127      394
                                  --------  -------  -------
                  Subtotals......   (3,105)  56,678    6,234
                                  --------  -------  -------
                  Deferred:
                      Federal....  (13,502)  (2,475)   5,276
                      Foreign....   (8,321)    (215)  (1,328)
                      State......     (776)    (393)     701
                                  --------  -------  -------
                  Subtotals......  (22,599)  (3,083)   4,649
                                  --------  -------  -------
                  Totals......... $(25,704) $53,595  $10,883
                                  ========  =======  =======



   Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate to earnings before income tax expense. A reconciliation of income taxes at the U.S. statutory rate to the effective tax rate follows:



                                                              As Restated
                                                          -------------------
                                                          % of Pre-tax Earnings
                                                          -------------------
                                                           2001    2000   1999
                                                          -----   -----  -----
  United States federal statutory rate...................  35.0%   35.0%  35.0%
  State income taxes, net of United States federal effect   0.3     2.7    2.5
  Non-deductible amortization and other expenses......... (20.4)   16.8   14.8
  Cost of reorganization as a Bermuda company............    --   123.7     --
  Net effects of foreign tax rates and credits...........  (3.9)   (9.0) (16.8)
  Other items............................................  (1.2)   (3.3)   0.1
                                                          -----   -----  -----
  Effective tax rate.....................................   9.8%  165.9%  35.6%
                                                          =====   =====  =====



   As reflected in the above table, the effective tax rate for fiscal 2001 was significantly impacted by the goodwill impairment charge recorded in the fourth fiscal quarter. Most of the goodwill which was written-down was not deductible for tax purposes.

   Temporary differences and carryforwards which gave rise to the deferred tax assets and liabilities included the following items (dollars in thousands):



                                                             August 31,
                                                          ----------------
                                                            2001     2000
                                                          -------  -------
    Deferred income tax assets:
       Operating loss and state tax credit carryforwards. $33,021  $ 2,861
       Compensation and other employee benefits..........   8,980    8,294
       Inventory items...................................   2,333    2,609
       Restructuring expenses............................   4,506    2,351
       Deferred income...................................   2,828    2,499
       Book reserves and other items.....................   6,384    4,568
                                                          -------  -------
           Total deferred assets.........................  58,052   23,182
       Valuation allowance...............................  (9,784)  (2,861)
                                                          -------  -------
           Net deferred income tax assets................  48,268   20,321
                                                          -------  -------
       Depreciation and amortization.....................  20,177   17,117
       Inventory items...................................     168      413
       Other items.......................................      --      336
                                                          -------  -------
           Net deferred income tax liabilities...........  20,345   17,866
                                                          -------  -------
    Net deferred income taxes............................ $27,923  $ 2,455
                                                          =======  =======



   The valuation allowance represents a reserve for certain non-U.S. and U.S. federal and state operating loss carryforwards for which utilization is uncertain. The increase in the valuation allowance represents the current year increase in such loss carryforwards. The majority of the non-U.S. losses may be carried forward indefinitely. The U.S. federal and state loss carryforwards expire in various years through 2021.



   Realization of the net deferred tax assets of $27.9 million, reflecting the net benefit of $23.2 million in loss carryforwards, is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in future periods if estimates of future taxable income during the carryforward period are reduced.



   APW Ltd. has agreed to indemnify Applied Power against certain tax liabilities arising from the reorganization leading up to the Distribution. The reorganization, including the merger and APW Ltd.'s continuation as a Bermuda company, involves taxable transactions. APW Ltd. recorded a $40.0 million income tax provision in fiscal 2000 as a result of the reorganizing as a Bermuda company. Under a tax sharing agreement the Company entered into with Applied Power, the Company will be responsible for federal and state income taxes resulting from the reorganization transactions. As a result, the Company will bear the risk of any audit adjustments by the IRS or other taxing authorities challenging the reporting of the reorganization transactions.



   Earnings (losses) from continuing operations before income taxes from non-U.S. operations were ($176.8) million, $8.1 million and $25.9 million for 2001, 2000 and 1999, respectively. Income taxes paid during fiscal 2001 were $44.5 million, which includes a $30.0 million payment to Actuant under the Tax Sharing Agreement. APW Ltd. did not pay any income taxes from the Distribution date through August 31, 2000. Prior to the Distribution, Applied Power paid all income taxes on behalf of the businesses that comprise APW Ltd. and its subsidiaries.



Note 12--Equity



   On July 7, 2000, Applied Power's board of directors approved the Distribution of its Electronics businesses. The distribution occurred on July 31, 2000, with shareholders of Applied Power Inc. common stock receiving one share of APW Ltd. common stock for every Applied Power Inc. share owned as of the July 21, 2000 record date.

   APW Ltd. was formed as an indirect wholly owned subsidiary of Applied Power through a continuation of an existing corporation (previously named Wright Line, Inc. and now named APW Ltd.) in Bermuda. As a result, APW Ltd. became a Bermuda corporation and at such time issued 1.2 million shares of common stock owned indirectly by Applied Power Inc. In connection with the Distribution, APW Ltd. issued additional shares of common stock totaling 37,997,135 which were held indirectly by Applied Power Inc. and on July 31, 2000, Applied Power Inc. distributed all 39,197,135 shares to the shareholders of Applied Power Inc.



   In conjunction with the Distribution, the consolidated debt of Applied Power was realigned between APW Ltd. and Applied Power. Through an additional investment by Applied Power on July 31, 2000, a certain portion of allocated APW Ltd. debt was assumed by Applied Power. See Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).



   The "Combined equity" caption in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) represents Applied Power's cumulative net investment in the combined businesses of APW Ltd. prior to the Distribution. Changes in the "Combined equity" caption represent the net income
(loss) of APW Ltd., net cash and noncash contributions from (distributions to) Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax. See the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for an analysis of the activity in the "Combined equity" caption.



   Under APW Ltd.'s memorandum of association, the Company's authorized share capital is divided into: 250.0 million shares of common stock, par value $0.01 per share, of which 40,042,207 shares were issued and outstanding, less contingent shares, at August 31, 2001; and 50.0 million shares of preferred stock, par value $0.01 per share, of which only the shareholder rights (and the Series A Junior Participating Preferred Stock) associated with the common stock were outstanding at August 31, 2001. See discussion of shareholder rights plan below.



   At its July 17, 2000 meeting, the board of directors of APW Ltd. adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of APW Ltd. common stock. Each Right entitles the registered holder to purchase from APW Ltd. one one-ten thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of APW Ltd. at a price to be determined, subject to adjustment. On July 18, 2000, the sole shareholder of APW Ltd. authorized the adoption of the shareholder rights plan.



Note 13--Transactions and Agreements with Applied Power



   In order to effect the Distribution, Applied Power and APW Ltd. have entered into the following agreements:



    . Contribution Agreement, Plan and Agreement of Reorganization and Distribution


    . General Assignment, Assumption and Agreement regarding Litigation, Claims, and other Liabilities


    .  Transitional Trademark Use and License Agreement


    .  Insurance Matters Agreement


    .  Bill of Sale and Assumption of Liabilities


    .  Employee Benefits and Compensation Agreement


    .  Tax Sharing and Indemnification Agreement


    .  Interim Administrative Services Agreement


    .  Confidentiality and Non Disclosure Agreement


    .  Assumption of Applied Power Inc. Debt Obligation



   These agreements define the ongoing relationship between the parties after the Distribution. See Note 11-- "Income Taxes" and Note 16--"Contingencies and Litigation" for additional discussion of indemnification agreements between APW Ltd. and Applied Power.

Note 14--Supplemental Balance Sheet Information



                                                          August 31,
      (Dollars in thousands)                         --------------------
                                                        2001       2000
                                                     ---------  ---------
      Accounts receivable--
           Accounts receivable (as restated)........ $ 116,795  $ 122,380
           Less allowances..........................    (3,847)    (3,924)
                                                     ---------  ---------
           Accounts receivable, net (as restated)... $ 112,948  $ 118,456
                                                     =========  =========
      Property, plant and equipment--
           Property................................. $  11,113  $   5,690
           Plant....................................    46,783     25,679
           Machinery and equipment..................   420,019    327,638
                                                     ---------  ---------
             Total..................................   477,915    359,007
           Less accumulated depreciation............  (222,886)  (181,975)
                                                     ---------  ---------
             Property, plant and equipment, net..... $ 255,029  $ 177,032
                                                     =========  =========
      Goodwill--
           Goodwill................................. $ 925,152  $ 730,570
           Less accumulated amortization............  (245,927)   (57,510)
                                                     ---------  ---------
           Goodwill, net............................ $ 679,225  $ 673,060
                                                     =========  =========
      Other intangibles--
           Other intangibles........................ $  40,527  $  20,163
           Less accumulated amortization............   (12,911)   (10,901)
                                                     ---------  ---------
           Other intangibles, net................... $  27,616  $   9,262
                                                     =========  =========



Note 15--Business Segment, Geographic and Customer Information



   APW Ltd. operates as one reportable segment. APW Ltd. supplies electronic enclosures, thermal management systems, backplanes, power supplies, and cabling either as individual products, or as an integrated system incorporating certain of APW Ltd.'s product design, supply chain management, assembly and test capabilities. Sales between geographic areas are insignificant and are accounted for at prices intended to yield a reasonable return to the selling affiliate.



   Enterprise-wide information is provided in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Geographical net sales is based on the origin of the sales. Asset information is based on physical location of the assets at the end of the fiscal year. The following table summarizes financial information by geographic region (dollars in thousands):



                                             Years Ended August 31,
                                        --------------------------------
                                           2001       2000       1999
                                        ---------- ---------- ----------
        Net sales:
           Americas.................... $  780,248 $  734,315 $  576,034
           Europe and Asia.............    487,436    505,227    479,304
                                        ---------- ---------- ----------
               Totals.................. $1,267,684 $1,239,542 $1,055,338
                                        ========== ========== ==========

        Long-lived assets:
           Americas.................... $  149,723 $   98,955
           Europe and Asia.............     99,015     73,142
           General corporate and other.      6,291      4,935
                                        ---------- ----------
               Totals.................. $  255,029 $  177,032
                                        ========== ==========

   No single customer accounted for more than 10% of total net sales in fiscal 2001, 2000 or 1999. Export sales from United States operations were less than 3% of total net sales in each of the periods presented.



Note 16--Contingencies and Litigation



   APW Ltd. is a party to various legal proceedings which have arisen in the normal course of its business. These legal proceedings typically include product liability, environmental, labor, patent and contract claims, and commission disputes. APW Ltd. will assume and indemnify Actuant with respect to those proceedings involving the Electronics businesses, while Actuant will indemnify APW Ltd. with respect to the Actuant Industrial businesses.



   APW Ltd. has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and such loss can be reasonably estimated. In the opinion of management, the resolution of these contingencies will not have a material adverse effect on APW Ltd.'s financial condition, results of operations or cash flows.



   APW Ltd. has facilities at numerous geographic locations, which are subject to a range of environmental laws and regulations. Compliance with these laws has and will require expenditures on a continuing basis. Predecessors to APW Ltd. have been identified by the United States Environmental Protection Agency ("EPA") as "Potentially Responsible Parties" regarding various multi-party Superfund sites. Potentially Responsible Parties are jointly and severally liable with respect to Superfund remediation liabilities. Any liability in connection with these sites has been assumed by APW Ltd. Based on the Company's investigations, management believes that the Company is a de minimis participant in certain of these sites. As to one other site, the Company is a minor participant, and the Company's share of estimated cleanup costs is not likely to exceed $1.1 million. As to another EPA site where the Company is not a de minimis participant, the state has required additional ground water testing at a former APW Ltd. manufacturing facility, and the Company cannot reasonably estimate the amount of the Company's liability, if any. In addition, the Company is also involved in other state cleanup actions for which management believes the aggregate costs of remediation are adequately reserved for.



   APW Ltd. anticipates that environmental costs will be expensed or capitalized depending on their future economic benefits. Expenditures that have no future economic value are expensed. Liabilities will be recorded when environmental remediation is probable and the costs can be reasonably estimated. Environmental expenditures over the last three years for APW Ltd. have not been material. Although the level of future expenditures for environmental remediation is impossible to determine with any degree of certainty, management does not believe these costs are likely to have a material adverse effect on APW Ltd.'s financial position, results of operations or cash flows. Environmental remediation accruals of $4.4 million and $3.2 million were included in the Consolidated Balance Sheets at August 31, 2001 and 2000, respectively.



Note 17--Subsequent Events, Liquidity and Management's Plans



   On September 27, 2001, the Company's lenders amended certain debt covenants associated with APW Ltd.'s Multi-Currency Credit Agreement, UK Revolving Credit Agreement and the Accounts Receivable Facility ("credit facilities"). These revised covenants were established based upon APW Ltd. management's financial forecasts prior to the events of September 11, 2001. Throughout the first fiscal quarter of 2002, APW Ltd. experienced a significant decline in net sales compared to prior periods and compared to management's financial forecasts that were the basis for the financial covenants set forth in the September 27, 2001 amendment. Such declines are related to a number of factors, certain of which were impacted by the terrorist attacks that took place in the United States on September 11, 2001. Those terrorist attacks were unprecedented events which have created many economic and political uncertainties. On December 13, 2001, the Company's lenders again amended certain debt covenants associated with the Company's credit facilities to reflect the Company's revised financial forecasts as of that point in time. The revisions in the covenants were considered necessary due to the magnitude of the decline in the first fiscal 2002 quarter actual results compared to prior periods and management's forecasts. In addition, the amendment repriced the outstanding warrants issued in conjunction with the May 15, 2001 amendment to the closing price of APW Ltd.'s common stock on December 10, 2001 of $1.98 and eliminates the previous reduction provision if the Company met repayment targets by August 31, 2002. The Company also issued warrants for 9.9% of the common stock outstanding on December 13, 2001 (approximately 4.1 million shares) at a price of $0.01. These $0.01 warrants are cancelled if the credit facilities are repaid by July 31, 2002 (entirely cancelled) or September 30, 2002 (49.5% cancelled).



   If the magnitude of the decline in net sales continues or APW Ltd. experiences a significant change in its cost structure, APW Ltd. may not be able to comply with the covenants which were agreed to with the Company's lenders as of December 13, 2001. Further, such covenants contemplate the sale of one of the Company's divisions during the second fiscal 2002 quarter. Should this transaction not be completed during the second fiscal 2002 quarter for any reason, the Company would likely violate a financial covenant during its second fiscal 2002 quarter ending February 28, 2002.



   APW Ltd.'s management plans to continue to aggressively pursue additional revenue opportunities within its core customer markets. APW Ltd. has adopted several restructuring plans during fiscal 2001 in an effort to reduce costs in the wake of declining net sales experienced during fiscal 2001. These programs resulted in restructuring charges during fiscal 2001 and have provided cost savings which are expected to continue into the future. Management plans to consider additional cost-reduction programs, as necessary, to further align the Company's cost base with net sales.



   While the Company's revised financial forecasts reflect management's best estimates, there can be no assurances that the Company's fiscal 2002 financial forecasts, which are the basis of the current financial covenants, will be achieved. If the Company's actual operating performance does not substantially meet the fiscal 2002 financial forecasts associated with the amended covenants, the Company may have difficulty achieving compliance with certain debt covenants in APW Ltd.'s amended credit facilities. If APW Ltd. fails to comply with debt covenants for any reason, the Company may have to consider a number of the following measures: (a) obtain a waiver of default for the violated covenant(s); (b) obtain an amendment of the covenants in the existing credit facilities; (c) seek additional sources of debt financing, which likely would be subject to obtaining necessary lender consents; (d) seek additional equity financing or other strategic alternatives; (e) restructure its obligations and/or the business; or (f) consider a combination of the foregoing. Given the circumstances, the Company is evaluating its alternatives. There can be no assurances that the aforementioned alternatives would be available to the Company in the future. If this were the case, a future violation of debt covenants would cause a material adverse effect on the Company's ability to continue in its present form and to achieve its intended business objectives.



   At August 31, 2001 and November 30, 2001, APW Ltd. had $52.4 million and $24.0 million, respectively, of borrowings available under the Company's two credit facilities. In addition, at August 31, 2001 and November 30, 2001, although APW Ltd. sold all eligible accounts receivable under the Company's accounts receivable facility, APW Ltd. had the availability to sell an incremental $22 million and $35.4 million, respectively.



   The Company understands that it, and two of its senior executives have been sued in connection with alleged violations of Federal securities laws which preceded a drop in the price of its common stock ending on March 20, 2001. The complaint, which is captioned Stewart Norman Hicks v. APW Ltd., et al., was filed on December 10, 2001. The complaint alleges violations of the Federal securities laws and seeks certification of a plaintiff class consisting of all purchasers of the Company's common stock between September 26, 2000 and March 20, 2001, inclusive. The complaint does not quantify the damages. The Company has not yet been served with the complaint and, therefore, cannot evaluate the merits of the claim.

Note 18--Restated Financials

As described in Note 1, the consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 have been restated. A summary of the effects of the restatement follows:

                                   APW Ltd.
                     Consolidated Statement of Operations
                 (Dollars in millions, except per share data)

                                                 For the Year Ended August 31, 2001
                                                 ---------------------------------
                                                 Previously
                                                  Reported  Adjustments As Restated
                                                 ---------- ----------- -----------
Net sales.......................................  $1,267.7     $  --     $1,267.7
Costs of products sold..........................   1,036.3       6.7      1,043.0
                                                  --------     -----     --------
Gross profit....................................     231.4       6.7        224.7
Engineering, selling and administrative expenses     226.7        --        226.7
Amortization of intangible assets...............     194.3        --        194.3
Restructuring charges...........................      17.0        --         17.0
Loss on sale of subsidiary......................       2.7        --          2.7
                                                  --------     -----     --------
Operating loss..................................    (209.3)     (6.7)      (216.0)
Net financing costs.............................      43.8        --         43.8
Other expense, net..............................       2.4        --          2.4
                                                  --------     -----     --------
Loss before income tax benefit..................    (255.5)     (6.7)      (262.2)
Income tax benefit..............................     (23.4)     (2.3)       (25.7)
                                                  --------     -----     --------
Net loss........................................  $ (232.1)    $(4.4)    $ (236.5)
                                                  ========     =====     ========
Basic and diluted loss per share:
Loss per share..................................  $  (5.85)    $(.11)    $  (5.96)
Weighted average common shares outstanding......    39,664        --       39,664

                                   APW Ltd.


                          Consolidated Balance Sheet


                             (Dollars in millions)



                                                                August 31, 2001
                                                       ---------------------------------
                                                       Previously
                                                        Reported  Adjustments As Restated
                                                       ---------- ----------- -----------
ASSETS
Current assets
   Cash and cash equivalents..........................  $    8.5    $  (2.3)   $    6.2
   Accounts receivable, net...........................     113.0        (.1)      112.9
   Inventories........................................     135.0       (4.1)      130.9
   Prepaid expenses...................................      14.3        (.1)       14.2
   Deferred income taxes..............................      16.7         --        16.7
                                                        --------    -------    --------
       Total current assets...........................     287.5       (6.6)      280.9
Property, plant and equipment.........................     477.9         --       477.9
   Less: Accumulated depreciation.....................    (222.9)        --      (222.9)
                                                        --------    -------    --------
       Net property, plant and equipment..............     255.0         --       255.0
Goodwill, net.........................................     679.2         --       679.2
Other intangibles, net................................      27.6         --        27.6
Other assets..........................................      58.6        (.1)       58.5
                                                        --------    -------    --------
       Total assets...................................  $1,307.9    $  (6.7)   $1,301.2
                                                        ========    =======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term borrowings..............................  $    5.7    $ 597.6    $  603.3
   Trade accounts payable.............................     118.5        1.4       119.9
   Accrued compensation and benefits..................      29.6         .5        30.1
   Income taxes payable...............................      37.2       (3.3)       33.9
   Other current liabilities..........................      40.1         .6        40.7
                                                        --------    -------    --------
       Total current liabilities......................     231.1      596.8       827.9
Long-term debt........................................     615.6     (597.6)       18.0
Other long-term liabilities...........................      45.4         --        45.4
Shareholders' equity
Common stock..........................................        .4         --          .4
Share premium.........................................     669.8         --       669.8
Retained earnings (accumulated deficit)...............    (227.9)      (5.9)     (233.8)
Accumulated other comprehensive loss..................     (26.5)        --       (26.5)
                                                        --------    -------    --------
       Total shareholders' equity.....................     415.8       (5.9)      409.9
                                                        --------    -------    --------
       Total liabilities and shareholders' equity.....  $1,307.9    $  (6.7)   $1,301.2
                                                        ========    =======    ========

                                   APW Ltd.


                Consolidated Condensed Statement of Cash Flows


                             (Dollars in millions)



                                             For the Year Ended August 31, 2001
                                             ---------------------------------
                                             Previously
                                              Reported  Adjustments As Restated
                                             ---------- ----------- -----------
 Net loss...................................  $(232.1)     $(4.4)     $(236.5)
 Net cash used in operating activities......    (17.3)      (2.4)       (19.7)
 Net cash used in investing activities......   (329.2)        --       (329.2)
 Net cash provided by financing activities..    360.1         --        360.1
 Effect of exchange rate changes on cash....     (5.7)        --         (5.7)
 Net increase in cash and cash equivalents..      7.9       (2.4)         5.5
 Cash and cash equivalents-beginning of year       .6         .1           .7
 Cash and cash equivalents-end of year......  $   8.5       (2.3)     $   6.2

                                   APW Ltd.


                     Consolidated Statement of Operations


                 (Dollars in millions, except per share data)



                                                 For the Year Ended August 31, 2000
                                                 ---------------------------------
                                                 Previously
                                                  Reported  Adjustments As Restated
                                                 ---------- ----------- -----------
Net sales.......................................  $1,239.5     $  --     $1,239.5
Costs of products sold..........................     916.3       1.0        917.3
                                                  --------     -----     --------
Gross profit....................................     323.2      (1.0)       322.2
Engineering, selling and administrative expenses     201.6        .2        201.8
Amortization of intangible assets...............      23.9        --         23.9
Restructuring charges...........................       6.5        --          6.5
                                                  --------     -----     --------
Operating earnings..............................      91.2      (1.2)        90.0
Net financing costs.............................      52.6        --         52.6
Other expense, net..............................       5.0        --          5.0
                                                  --------     -----     --------
Earnings before income tax expense..............      33.6      (1.2)        32.4
Income tax expense..............................      54.1       (.5)        53.6
                                                  --------     -----     --------
Net loss before extraordinary item..............     (20.5)      (.7)       (21.2)
Extraordinary loss on early retirement of debt,
  net of income tax benefit of $1.3.............      (2.1)       --         (2.1)
                                                  --------     -----     --------
Net loss........................................  $  (22.6)    $ (.7)    $  (23.3)
                                                  ========     =====     ========
Basic and diluted loss per share:
Loss per share-before extraordinary item........  $   (.53)    $(.02)    $   (.55)
Extraordinary loss, net of tax benefit..........      (.05)       --         (.05)
                                                  --------     -----     --------
Loss per share..................................  $   (.58)    $(.02)    $   (.60)
                                                  ========     =====     ========
Weighted average common shares outstanding......    39,077        --       39,077

                                   APW Ltd.


                          Consolidated Balance Sheet


                             (Dollars in millions)



                                                                August 31, 2000
                                                       ---------------------------------
                                                       Previously
                                                        Reported  Adjustments As Restated
                                                       ---------- ----------- -----------
ASSETS
Current assets
   Cash and cash equivalents..........................  $     .6     $  .1     $     .7
   Accounts receivable, net...........................     118.5                  118.5
   Inventories........................................     155.4                  155.4
   Prepaid expenses...................................      11.1                   11.1
   Deferred income taxes..............................      12.0                   12.0
                                                        --------     -----     --------
       Total current assets...........................     297.6        .1        297.7
Property, plant and equipment.........................     359.0                  359.0
   Less: Accumulated depreciation.....................    (182.0)                (182.0)
                                                        --------     -----     --------
       Net property, plant and equipment..............     177.0                  177.0
Goodwill, net.........................................     673.0                  673.0
Other intangibles, net................................       9.3                    9.3
Other assets..........................................      57.1       (.1)        57.0
                                                        --------     -----     --------
       Total assets...................................  $1,214.0     $  --     $1,214.0
                                                        ========     =====     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Trade accounts payable.............................  $  149.9     $ 1.8     $  151.7
   Accrued compensation and benefits..................      31.1        .6         31.7
   Income taxes payable...............................      71.0      (1.0)        70.0
   Other current liabilities..........................      40.1        .1         40.2
                                                        --------     -----     --------
       Total current liabilities......................     292.1       1.5        293.6
Long-term debt........................................     236.4        --        236.4
Deferred income taxes.................................       9.6        --          9.6
Other long-term liabilities...........................      49.5        --         49.5
Shareholders' equity
Common stock..........................................        .4        --           .4
Share premium.........................................     638.4        --        638.4
Retained earnings.....................................       4.3      (1.5)         2.8
Accumulated other comprehensive loss..................     (16.7)       --        (16.7)
                                                        --------     -----     --------
       Total shareholders' equity.....................     626.4      (1.5)       624.9
                                                        --------     -----     --------
       Total liabilities and shareholders' equity.....  $1,214.0     $  --     $1,214.0
                                                        ========     =====     ========

                                   APW Ltd.


                Consolidated Condensed Statement of Cash Flows


                             (Dollars in millions)



                                             For the Year Ended August 31, 2000
                                             ---------------------------------
                                             Previously
                                              Reported  Adjustments As Restated
                                             ---------- ----------- -----------
 Net loss...................................   $(22.6)     $(.7)      $(23.3)
 Net cash provided by operating activities..     35.6        .5         36.1
 Net cash used in investing activities......    (60.1)       --        (60.1)
 Net cash provided by financing activities..      9.3        --          9.3
 Effect of exchange rate changes on cash....       .8        --           .8
 Net decrease in cash and cash equivalents..    (14.4)       .5        (13.9)
 Cash and cash equivalents-beginning of year     15.0       (.4)        14.6
 Cash and cash equivalents-end of year......   $   .6        .1       $   .7

                                   APW Ltd.


                     Consolidated Statement of Operations


                 (Dollars in millions, except per share data)



                                                 For the Year Ended August 31, 1999
                                                 ---------------------------------
                                                 Previously
                                                  Reported  Adjustments As Restated
                                                 ---------- ----------- -----------
Net sales.......................................  $1,055.3     $  --     $1,055.3
Costs of products sold..........................     763.5       1.3        764.8
                                                  --------     -----     --------
Gross profit....................................     291.8      (1.3)       290.5
Engineering, selling and administrative expenses     188.0        --        188.0
Amortization of intangible assets...............      20.9        --         20.9
                                                  --------     -----     --------
Operating earnings..............................      82.9      (1.3)        81.6
Net financing costs.............................      52.9        --         52.9
Other income, net...............................      (1.8)       --         (1.8)
                                                  --------     -----     --------
Earnings before income tax expense..............      31.8      (1.3)        30.5
Income tax expense..............................      11.4       (.5)        10.9
                                                  --------     -----     --------
Net income......................................  $   20.4     $ (.8)    $   19.6
                                                  ========     =====     ========
Basic and diluted loss per share:
Earnings per share..............................  $    .53     $(.02)    $    .51
Weighted average common shares outstanding......    38,825        --       38,825

                                   APW Ltd.


                Consolidated Condensed Statement of Cash Flows


                             (Dollars in millions)



                                             For the Year Ended August 31, 1999
                                             ---------------------------------
                                             Previously
                                              Reported  Adjustments As Restated
                                             ---------- ----------- -----------
 Net income.................................  $  20.4      $(.8)      $  19.6
 Net cash provided by operating activities..     75.9       (.4)         75.5
 Net cash used in investing activities......   (435.3)       --        (435.3)
 Net cash provided by financing activities..    373.7        --         373.7
 Effect of exchange rate changes on cash....      (.6)       --           (.6)
 Net increase in cash and cash equivalents..     13.7       (.4)         13.3
 Cash and cash equivalents-beginning of year      1.3        --           1.3
 Cash and cash equivalents-end of year......  $  15.0      $(.4)      $  14.6

Note 19--Bankruptcy and Reorganization Under Chapter 11 (Unaudited)



   On May 16, 2002, APW Ltd. (in provisional liquidation) (herinafter referred to as "APW Ltd.", "APW" or "the Company"), a Bermuda company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") (Case No. 02-12335). The proceeding involved only APW Ltd., the Bermuda company, and Vero Electronics, Inc., a non-operating entity and subsidiary of APW Ltd. (Case No. 02-12334). All other subsidiaries of the Company were excluded from the proceeding and continue to conduct business with customers and suppliers in the ordinary course. The Company continued to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The bankruptcy proceedings are being jointly administered under Case No. 02-12334 (PCB).



   On May 30, 2002, a proceeding (the "Bermuda Proceeding") was commenced pursuant to the Companies Act 1981 with respect to APW Ltd. in the Bermuda Supreme Court in connection with a winding-up petition. One of the purposes of the filing was the imposition of a statutory stay preventing third parties from continuing or taking actions against APW in Bermuda. On May 30, 2002, the Bermuda court appointed Malcolm L. Butterfield of KPMG Bermuda and Philip W. Wallace of KPMG London, England as joint provisional liquidators of APW Ltd. (or, as referred to herein, the JPLs) with limited supervisory powers. The appointment of the JPL's and statutory stay enabled the JPL's to perform supervisory and oversight of the management of APW while reviewing the Plan of reorganization with a view to its treatment of creditors. On July 22, 2002, the JPLs were granted various powers, including the power to authorize the sale of any business, operation, subsidiary, division or other significant asset of APW Ltd.



   We decided to pursue reorganization under Chapter 11 of the Bankruptcy Code based upon the certainty of the elimination of pre-petition indebtedness and as a consequence the ability of the Company to emerge from bankruptcy significantly deleveraged. As a debtor-in-possession, APW Ltd. is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court, after notice and an opportunity for a hearing.



Confirmation of Plan of Reorganization



   On July 24, 2002 the Bankruptcy Court entered an order confirming APW Ltd.'s and Vero's Amended and Restated Plan of Reorganization dated June 19, 2002 (as modified, amended or supplemented, the "Plan"). APW Ltd. emerged on July 31, 2002.



   Pursuant to the terms of the Plan, certain assets and liabilities were transferred to AWP Ltd. ("AWP"), a newly formed Bermuda company, including the right to use the name "APW Ltd.," which became the successor-in-interest to APW Ltd. After the consummation of the Plan, APW Ltd. changed its name to BQX Ltd. and AWP Ltd. changed its name to APW Ltd. The above name changes became effective on July 31, 2002.



   In addition, as of July 31, 2002 the effective date of the Plan, AWP (the successor in interest to APW Ltd.) issued under the Plan the following:



  . New Secured Notes in the aggregate principal amount of $100 million issued to its senior secured lenders,



  . 1,000,000 common shares of AWP (the successor in interest to APW Ltd.) (the "APW Common Shares") issued to its senior secured lenders which represents 100% of the outstanding common shares of AWP after the consummation of the Plan,



  . Warrants to purchase up to 60,606 APW Common Shares at an exercise price of $448.95 per share issued to the current equity holders of APW Ltd., and

  . Warrants to purchase up to 303,030 APW Common Shares at an exercise price of $0.02 per share issued to lenders under the Credit Facility (defined below).



   As of July 31, 2002, there were approximately 40.8 million common shares of APW Ltd. outstanding. Under the Plan, holders of APW Ltd. common shares will receive (a) warrants representing the right to purchase 60,606 APW Common Shares as stated above and (b) retain existing common shares in APW Ltd. (which as a practical matter will be liquidated and no distribution is expected to shareholders). Subsequent to the effective date of the Plan, APW Ltd. will be dissolved, liquidated or wound-up by joint provisional liquidators in connection with a proceeding in Bermuda or otherwise pursuant to applicable Bermuda law, and no assets are expected to be distributed to current shareholders.



   After the consummation of the Plan, AWP Ltd. (as successor to APW Ltd.) is expected to have approximately 1.8 million authorized common shares, par value $0.02 per share, of which 1,000,000 common shares will be outstanding. All such 1,000,000 shares will be issued as of the consummation of the Plan.



The Credit Facility



   Concurrent with the Chapter 11 filing, the Company entered into a new $110 million debtor-in-possession credit facility ("Credit Facility") to provide for the payment of permitted pre-petition claims, working capital needs, letters of credit and other general corporate purposes. The Credit Facility requires that we maintain certain financial covenants and restrict liens, indebtedness, capital expenditures, dividend payments and sale of assets. Upon emergence from the Chapter 11 proceeding, the Credit Facility was extended until November 15, 2003 with respect to $90.0 million of the Credit Facility and May 15, 2004 with respect to $20.0 million of the Credit Facility.



Fresh Start Accounting



   As a result of the bankruptcy, the Company will adopt fresh start accounting pursuant to guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", as of July 31, 2002. In accordance with the principles of fresh start accounting, the Company will adjust the carrying values of its assets and liabilities to their fair values as of July 31, 2002. The application of fresh start accounting will result in material changes to the carrying values of the Company's assets and liabilities.



Going Concern



   Following its emergence from the Chapter 11 proceeding, the ability of APW Ltd., the successor company, to continue as a going concern is predicated upon, among other things, compliance with the provisions of the Credit Facility and the term loan agreement related to the $100 million in new secured notes issued under the Plan and the ability to generate cash flows from operations and obtain financing sources sufficient to satisfy future obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations



   APW Ltd. (the "Company") has determined that accounting improprieties occurred in fiscal 2002, 2001, 2000 and 1999 at one US subsidiary and in fiscal 2001 at one UK subsidiary. These accounting improprieties resulted in the overstatement of assets (primarily cash and inventory) and income and the understatement of liabilities (primarily trade accounts payable and accrued compensation and benefits) and expense. As a result, the consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 as well as the interim results for the years ended August 31, 2001 and 2000 have been restated. The restated consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 are included herein. The impact of the restatement was to increase the net loss by $4.4 million and $0.7 million in fiscal years 2001 and 2000, respectively, and to decrease net income by $0.8 million in fiscal year 1999. Management has taken appropriate remedial actions with respect to the matters described above.



   The following discussion of our financial condition and our results of operations should be read in conjunction with our accompanying Consolidated Financial Statements and related notes thereto. Consolidated Financial Statements for fiscal 2000 and 1999 generally reflect the financial position, results of operations and cash flows of the Electronic business operations transferred to us from Applied Power in connection with the Distribution. Accordingly, for all periods presented prior to July 31, 2000, our Consolidated Financial Statements have been established from the consolidated financial statements of Applied Power using the historical results of our operations and historical basis of our assets and liabilities and the allocation methodology described under "Historical Allocations from Applied Power" below. We believe the assumptions underlying our financial statements are reasonable.



Overview



   We are a leading global technically enabled manufacturing services provider, focused on designing and integrating large electronic enclosure products. We have the capabilities to design and manufacture various subsystems for electronic products, including enclosures, power supplies, thermal management systems, printed circuit board assemblies, and cabling, either as individual subsystems or as integrated custom systems. We provide a wide range of integrated design, manufacturing and logistics services to customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services. Operating in approximately 40 locations throughout North America, South America, Europe and Asia, we provide our solutions and services to original equipment manufacturers, primarily in the communications (datacom and telecom), computing (enterprise hardware - large servers, large data storage, networking) and Internet (application service providers, Internet service providers and web hosting) markets. Our customers include industry leaders such as Applied Materials, Cisco, Compaq, Cymer, EMC, Ericsson, Fujitsu, Hewlett-Packard, IBM, Lucent, Marconi, Motorola, NCR, Nokia, Nortel Networks and Sun Microsystems. Our ten largest customers comprised 42% of our net sales for fiscal 2001.



The Distribution



   During 1999, Applied Power's management began to consider the separation of the Electronics business from the Industrial business as a way to more effectively pursue strategic opportunities in the electronics market. On January 26, 2000, Applied Power's board of directors authorized various actions intended to position Applied Power to distribute the Electronics business to its shareholders (the "Distribution") in the form of a special dividend.



   On July 7, 2000, Applied Power's board of directors approved the Distribution. The Distribution occurred on July 31, 2000 with shareholders of Applied Power common stock as of the July 21, 2000 record date receiving one share of APW Ltd. common stock for every Applied Power share owned. APW Ltd. now trades separately on The New York Stock Exchange ("NYSE") under the ticker symbol "APW." Applied Power continues to trade on The NYSE, but has changed its ticker symbol to "ATU" and has subsequently changed its name to Actuant Corporation ("Actuant"). Prior to the Distribution, APW was reorganized as a Bermuda company.



Historical Allocations from Applied Power



   Through July 31, 2000, Applied Power provided certain general and administrative services to us including administration, finance, legal, tax, treasury, information systems, corporate communications and human resources. The cost for these services was allocated to us by Applied Power based upon a formula that considered sales, operating profit, assets and headcount. Management believes that the allocation of cost for these services was reasonable. Since August 1, 2000, we have performed these general and administrative services using internal resources or purchased services.



   Applied Power's historical practice was to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, through July 31, 2000, our historical amounts include debt and related interest expense allocated from Applied Power based on the portion of Applied Power's investment in us which was deemed to be debt. This allocation was based on a cash flow model which details the historical uses of debt proceeds by us and the deemed debt repayments by us based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for all periods prior to July 31, 2000 was reasonable. In conjunction with the Distribution, the consolidated debt of Applied Power was realigned between us and Applied Power. Through an additional investment by Applied Power on July 31, 2000, a certain portion of our allocated outstanding debt was retained by Applied Power.



   The above allocation methodologies followed in preparing the accompanying Consolidated Financial Statements prior to July 31, 2000 may not necessarily reflect our results of operations, cash flows, or financial position in the future, or what the results would have been had we been a separate, independent entity for all periods presented.



Recent Developments



   In September 2001, we amended certain debt covenants associated with our existing Multi-Currency Credit Facility, U.K. Facility Agreement and Accounts Receivable Facility (collectively, "credit facilities"). The amendment provides us with the ability to implement additional restructuring plans and to benefit from potential future equity capital raising initiatives. In addition, the amendment changes certain financial covenants. In December 2001, we further amended certain debt covenants associated with our credit facilities. The amendment provides us with the ability to implement additional restructuring plans and the ability to benefit from the potential sale of assets. In addition, the amendment changes certain financial covenants and eliminates certain mandatory reductions in the credit facilities in fiscal 2002. See further discussion at "Liquidity".



Acquisitions



   On December 15, 2000, we acquired certain assets and assumed certain liabilities of Industrial Metalurgica Bagarolli Ltda. ("IMB") located in Campinas, Brazil. IMB specializes in the design and manufacture of large indoor and outdoor enclosure systems, as well as sub-assemblies and integration services, to the telecom and financial services industries in South America. The purchase price totaled $19.0 million, including fees and expenses, with future consideration becoming payable during fiscal 2002 of $2.5 million to $5.5 million, depending on the attainment of targeted revenue and earnings before interest, taxes, depreciation and amortization levels. This acquisition was funded by borrowings under our revolving credit facility. This acquisition was accounted for using the purchase method, and the results of operations of the acquired company are included in the Consolidated Statement of Operations from the acquisition date. Allocations of the purchase price resulted in approximately $12.1 million of goodwill, to be amortized over 20 years (consistent with our acquisitions of this size and nature), and is subject to adjustment for any future consideration in excess of $2.5 million. As a result of our long-lived asset impairment assessment (see Note 3--"Goodwill Impairment, Restructuring and Other Charges" in the accompanying notes to consolidated financial statements), the goodwill associated with the acquisition of IMB was fully amortized during fiscal 2001.



   On February 16, 2001, we acquired the majority of the assets and assumed certain liabilities of the Mayville Metal Products Division ("Mayville") of Connell Limited Partnership. Mayville specializes in the design, manufacture and integration of large outdoor enclosures, primarily for the telecom industry. The purchase price consisted of: 1) $225.0 million in cash (funded by borrowings under our revolving credit facility); 2) 754,717 shares of our common stock, valued at approximately $25.0 million, subject to adjustment depending on Mayville's 2001 calendar year net sales; and (3) assumed liabilities of $17.1 million. With this acquisition, we issued an aggregate of 1,509,434 shares of common stock of which 754,717 are contingently returnable in the event Mayville's 2001 calendar year net sales do not attain targeted levels. The contingently returnable shares are not included in the aforementioned purchase price as of August 31, 2001 nor are those shares used to calculate the loss per share for fiscal 2001. This acquisition was accounted for using the purchase method of accounting and the results of operations of the acquired company are included in the Consolidated Statement of Operations from the acquisition date. Allocations of the purchase price resulted in approximately $208.6 million of goodwill and other intangibles, to be amortized over periods not to exceed 40 years (consistent with our acquisitions of this size and nature), and are subject to adjustment for any earn-out.



Fiscal 2001 Compared to Fiscal 2000



Net Sales



   Net sales for fiscal 2001 increased to $1.27 billion from $1.24 billion in fiscal 2000, an increase of 2.3% (6.1% excluding the negative impact of foreign currency translation). Fiscal 2001 net sales were negatively impacted by the broad based slow down in the technology sector which has resulted in reduced demand for some of our customers products and in turn has negatively impacted the demand those customers have for our products and services. This negative impact on sales is partially offset by: 1) the Company's diverse customer base as evidenced by the fact that net sales to the Company's top 10 customers only account for 42% of the Company's total net sales for fiscal 2001; and 2) the inclusion of net sales generated by the second quarter fiscal 2001 acquisitions of IMB and Mayville.



Geographic Sales



                                      Years Ended August 31,
                (Dollars in millions) ----------------------
                                        2001        2000     Change
                                       --------    --------  ------
                   Americas.......... $  780.3    $  734.3     6.3%
                   Europe and Asia...    487.4       505.2    (3.5%)
                                       --------    --------  ------
                      Total.......... $1,267.7    $1,239.5     2.3%
                                       ========    ========  ======



   Net sales in the Americas for fiscal 2001 increased to $780.3 million from $734.3 million in fiscal 2000, an increase of 6.3%. The increase was due to the inclusion of the acquisitions of IMB (completed in early second quarter of fiscal 2001) and Mayville (completed late in the second quarter of fiscal 2001) as well as a complete year of net sales related to the acquisition of Metalade in the second quarter of fiscal 2000. The increase in fiscal 2001 net sales resulting from the aforementioned acquisitions was offset by the broad based slow down in the technology sector.



   Net sales in Europe and Asia for fiscal 2001 decreased to $487.4 million from $505.2 million in fiscal 2000, a decrease of 3.5%. Foreign currency translation and our exit of the high-volume personal computer business adversely impacted fiscal 2001 Europe and Asia net sales compared to fiscal 2000. The appreciation of the U.S. dollar against the British Pound Sterling, Euro, and Danish Krone currencies adversely impacted translation of these currencies into U.S. dollars by $48 million. Our decision to exit the high-volume personal computer related business adversely impacted Europe and Asia net sales by approximately $38.6 million in fiscal 2001. Excluding both the adverse impact of foreign currency translation and the exit of the high-volume personal computer business, Europe and Asia net sales grew 16.3% in fiscal 2001.



Gross Profit



   Fiscal 2001 gross profit decreased to $224.6 million from $322.2 million in fiscal 2000, a decrease of 30.3%. As a percentage of net sales, fiscal 2001 gross profit was 17.7% compared to 26.0% in fiscal 2000. The decrease in gross profit as a percentage of net sales is primarily a result of a combination of factors: 1) $13.0 million of inventory write-offs primarily related to customer program modifications resulting in excess components; 2) $13.8 million of costs related to the restructuring (primarily equipment write-offs); 3) under-absorption of costs resulting from the broad based slow down in the technology sector which significantly reduced sales volumes; 4) start-up costs associated with new programs; and 5) a shift in sales mix to programs with increased levels of systems integration, which typically have lower margins.



Operating Expenses



   Fiscal 2001 operating expenses were $226.7 million compared to $201.8 million in fiscal 2000, an increase of 12.3%. As a percentage of net sales, fiscal 2001 operating expenses were 17.9% compared to 16.3% for fiscal 2000. Our operating expenses consist primarily of engineering, selling, marketing, finance, information technology and general administrative expenses. The increase in operating expenses as a percentage of net sales is primarily a result of a combination of factors: 1) $2.5 million of accounts receivable write-offs deemed uncollectable in the fiscal 2001 third quarter; 2) $9.8 million write-off of an investment assumed through a prior acquisition; 3) $0.7 million of charges related to the amendment of the credit facilities completed on May 15, 2001; 4) $0.5 million of costs associated with the restructuring plans; and 5) under-absorption of costs resulting from the broad based slow down in the technology sector which significantly reduced sales volumes.



   Fiscal 2000 operating expenses include an allocation of Applied Power's corporate general and administrative expenses based on estimated levels of effort devoted to APW and APW's relative size compared to Applied Power's total revenues, operating profit, assets and employee headcount. Management believes that the allocation of Applied Power's corporate general and administrative expense for the historical periods is reasonable. See "Historical Allocations from Applied Power" above for further discussion of operating expenses allocated to APW from Applied Power.



Amortization of Intangible Assets



   Fiscal 2001 amortization of intangible assets (amortization) was $194.3 million compared to $23.9 million in fiscal 2000. Fiscal 2001 amortization as a percentage of net sales increased to 15.3% compared to 1.9% in fiscal 2000. The increase in amortization was primarily due to the $166.9 million write-down of goodwill in fiscal 2001 resulting from the closing of certain facilities and the long-lived asset impairment assessment we performed due to a deterioration of our operating results during fiscal 2001.



Divestiture



   On November 20, 2000, we completed the sale of a subsidiary for a net $1.7 million, which resulted in a net loss of $2.7 million.

Goodwill Impairment, Restructuring and Other Charges



   During fiscal 2001 we recognized pre-tax goodwill impairment, restructuring and other charges totaling $225.0 million. The components of the charges recorded during fiscal 2001 are as follows (dollars in millions):



                                                                           Nature of
                                                                   Charges  Charges
                                                                   ------- ---------
Facility closure costs:
 Severance........................................................ $ 10.2  Cash
 Lease exit costs.................................................    6.8  Cash
 Equipment impairment.............................................   12.6  Non-cash
 Other costs......................................................    1.7  Cash
                                                                   ------
   Total facility closure costs...................................   31.3
Goodwill impairment...............................................  166.9  Non-cash
Inventory and accounts receivable write-downs.....................   15.5  Non-cash
Investment write-off..............................................    9.8  Non-cash
Credit facility amendment fees....................................    1.5  Cash
                                                                   ------
Total pre-tax goodwill impairment, restructuring and other charges $225.0
                                                                   ======



   Facility closure costs are recorded in the fiscal 2001 Consolidated Statement of Operations as follows: 1) severance and lease exit costs totaling $17.0 million are recorded as restructuring charges; 2) equipment impairment charges of $12.6 million and other facility closure costs totaling $1.2 million are recorded as cost of products sold; and 3) $0.5 million of other facility closure costs are recorded as engineering, selling, and administrative costs.



  Restructuring



   In connection with the facility closure costs, our management developed formal plans to exit certain facilities and involuntarily terminate employees. Management's plans to exit certain facilities included the identification of duplicate manufacturing and sales facilities for closure and the transfer of the related operations to other facilities. Management currently anticipates that the facility closures and all related activities will be substantially complete within one year of the commitment dates of the respective exit plans.



   Of the $31.3 million in facility closure costs, $18.7 million are cash costs and $12.6 million are non-cash costs. Of the $18.7 million in cash costs, only $2.0 million are incremental cash costs that would not have been incurred in the next 12 months without undertaking these restructuring actions.



   The following table summarizes the activity with respect to fiscal 2001 restructuring charges (in millions, except employee data):



                                              Severance     Facilities  Total
                                          ----------------  ---------- -------
                                          Number of
                                          Employees Reserve  Reserve   Reserve
                                          --------- ------- ---------- -------
 Total reserve balance at August 31, 2000      --    $  --    $  --     $  --
 Add: fiscal 2001 charges................   2,602     10.2      6.8      17.0
 Less: fiscal 2001 utilization...........  (2,315)    (8.1)    (1.6)     (9.7)
                                           ------    -----    -----     -----
 Ending balance at August 31, 2001.......     287    $ 2.1    $ 5.2     $ 7.3
                                           ======    =====    =====     =====



  Goodwill and Equipment Impairment



   In fiscal 2001, we performed an impairment assessment of our long-lived assets, which include property, plant and equipment, goodwill and other intangible assets. The assessment was performed primarily due to a deterioration of our operating results during fiscal 2001 and the decision during fiscal 2001 to close certain facilities. As a result of the assessment, we recorded a $166.9 million impairment charge to reduce the carrying value of goodwill and a $12.6 million impairment charge to reduce the carrying value of equipment associated with closed facilities. The goodwill impairment charge is recorded as a component of amortization of intangible assets in the fiscal 2001 Consolidated Statement of Operations. The equipment impairment charge is recorded as cost of products sold in the fiscal 2001 Consolidated Statement of Operations. Each charge was measured, in accordance with the provisions of SFAS No. 121, based upon our estimated discounted cash flows. The assumptions supporting these cash flows were determined using our best estimates. The remaining long-lived assets will continue to be depreciated and amortized over their remaining useful lives, which management considers appropriate.



  Other Charges



   During fiscal 2001, we recorded write-downs of inventory and accounts receivable totaling $15.5 million primarily as a result of the broad based slowdown in the technology sector that began to occur during fiscal 2001. Inventory write-downs of $13.0 million are recorded as cost of products sold in the fiscal 2001 Consolidated Statement of Operations and primarily relate to customer program modifications resulting in excess components. Accounts receivable write-downs of $2.5 million are recorded as a engineering, selling and administrative expense in the fiscal 2001 Consolidated Statement of Operations and relate to certain accounts receivables that were deemed uncollectable during fiscal 2001.



   During fiscal 2001, we wrote-off a $9.8 million investment we assumed through a prior acquisition that became impaired. The write-off is recorded as a component of engineering, selling and administrative expense in the fiscal 2001 Consolidated Statement of Operations.



   On May 15, 2001, we amended our credit facilities, including our Multi-Currency Credit Agreement and U.K Facility Agreement. We incurred $1.5 million in fees associated with the amendment of which $0.7 million is recorded as engineering, selling and administrative expense and $0.8 million is recorded as net financing costs in the fiscal 2001 Consolidated Statement of Operations.



Operating Earnings (Loss)



   We incurred an operating loss of $216.1 million in fiscal 2001 compared to operating earnings of $89.9 million in fiscal 2000. The fiscal 2001 operating loss was due to $224.2 million of goodwill impairment, restructuring and other costs incurred during fiscal 2001 as well as reduced sales volumes, driven by the broad based slow down in the technology sector, which resulted in the under-absorption of costs during fiscal 2001.



Net Financing Costs



   Fiscal 2001 net financing costs were $43.8 million compared to $52.7 million in fiscal 2000, a decrease of 16.9%. Included in fiscal 2001 net financing costs is $1.5 million of amortization related to capitalized fees associated with amending the financing facilities and $0.8 million in fees associated with amending the financing facilities. Fiscal 2000 net financing costs are net of an allocated $5.5 million pre-tax gain related to the unwinding of interest rate swap agreements in conjunction with obtaining a new credit facility in the fourth quarter of fiscal 2000. The decrease in net financing costs is due to lower levels of debt in fiscal 2001 as compared to the debt allocated to us in fiscal 2000 by Applied Power as described above in "Historical Allocations from Applied Power" as well as lower interest rates during fiscal 2001.



Other Expense, net



   Other expense, net was $2.4 million and $5.0 million in fiscal 2001 and 2000, respectively. Other expense, net includes foreign currency exchange gains and losses, as well as other miscellaneous, non-operating income and expenses. Fiscal 2000 other expense, net includes a pre-tax loss of $3.3 million associated with the termination of Euro forward contracts.



Income Tax Expense (Benefit)



   We recorded an income tax benefit of $25.7 million in fiscal 2001 compared to income tax expense of $53.6 million in fiscal 2000. Our effective income tax rate was 9.8% for fiscal 2001, compared to 165.8% for fiscal 2000. The fiscal 2000 effective tax rate was significantly greater due to the $40 million income tax provision we recorded when we reorganized as a Bermuda company. Excluding this item, the fiscal 2000 effective income tax rate would have been 42.1%. The decrease in the fiscal 2001 effective tax rate is primarily a result of the impact of the goodwill impairment charge and the Company's reorganization as a Bermuda company. See "Goodwill Impairment, Restructuring and Other Charges" above for further discussion of the goodwill impairment charge. See "The Distribution" above for further discussion of the reorganization as a Bermuda based company.



Fiscal 2000 Compared to Fiscal 1999



Net Sales



   Fiscal 2000 net sales grew to $1.24 billion from $1.06 billion in fiscal 1999, an increase of 17% (21% excluding the adverse effect of foreign currency translation, caused by the U.S. dollar's appreciation against the British Pound Sterling, the Euro, and Danish Krone). Our net sales growth in fiscal 2000 accelerated in the second half of the fiscal year as growth in the last six months of fiscal 2000 over the comparable prior year period was 24% (26% excluding the adverse effect of foreign currency translation). In late fiscal 1999, we put a strategy in place to focus on targeted customers in the communications, computing, and Internet markets by dedicating sales, engineering, and program management resources to work with these accounts. We believe the successful implementation of our strategy from late fiscal 1999 throughout fiscal 2000, coupled with our ability to execute and deliver an integrated technical solution to our customers on a global basis, is the primary reason for our net sales growth in fiscal 2000, particularly in the second half. Our fiscal 2000 net sales growth was also influenced by the inclusion of acquisitions completed in fiscal 2000 and an additional month of sales from the Rubicon acquisition, which was completed in October 1998. Excluding acquisitions, net sales increased 12% in fiscal 2000 (16% excluding the adverse effect of foreign currency translation).



Geographic Sales



                                       Years Ended August 31,
                 (Dollars in millions) ----------------------
                                         2000        1999     Change
                                        --------    --------  ------
                    Americas.......... $  734.3    $  576.0    27.5%
                    Europe and Asia...    505.2       479.3     5.4%
                                        --------    --------   ----
                    Total............. $1,239.5    $1,055.3    17.5%
                                        ========    ========   ====



   Fiscal 2000 Americas sales grew to $734.3 million from $576.0 million in fiscal 1999, an increase of 27.5%. Internal sales growth accounted for $124.2 million of the increase over fiscal 1999. The balance of the net sales increase, $33.1 million, was a result of acquisitions completed in the second half of fiscal 1999 and throughout fiscal 2000. The fiscal 2000 internal growth in Americas was primarily driven by growth in our custom integrated systems, thermal management and Internet business solutions product lines.



   Fiscal 2000 European and Asia sales grew to $505.2 million from $479.3 million in fiscal 1999, an increase of 5.4%. Our fiscal 2000 European and Asia net sales were adversely impacted by our decision to exit some high-volume personal-computer related business we inherited via acquisition. We are exiting this business in order to create capacity for our custom integrated systems product lines. The exit of this business adversely impacted European and Asia net sales by approximately $18.0 million in fiscal 2000. Foreign currency translation adversely impacted fiscal 2000 European and Asia net sales compared to fiscal 1999. The appreciation of the U.S. dollar against the British Pound Sterling, the Euro and Danish Krone currencies adversely impacted translation of these currencies into U.S. dollars by $42.1 million. Excluding both the adverse impact of foreign currency translation and the exit of the high-volume personal computer business, European and Asia net sales grew 18% in fiscal 2000 (13% as result of internal growth and 5% as a result of our acquisitions).



Gross Profit



   Fiscal 2000 gross profit increased to $322.2 million from $290.5 million in fiscal 1999, an increase of 10.9%. As a percentage of net sales, fiscal 2000 gross profit decreased to 26.0% from 27.5% in fiscal 1999. The decrease in gross profit as a percent of net sales is a result of the change in composition of our total net sales. A greater percentage of our total net sales in fiscal 2000 were derived from custom integrated systems versus standard products than in fiscal 1999. Historically, our standard product lines have had a higher gross profit margin than our custom integrated systems product lines. In the future, our gross profit margins could fluctuate from quarter to quarter based on the amount of net sales that include integration-related content relative to total net sales. As part of our strategy to expand our customer relationships by providing a total solution, we expect the percentage of our net sales represented by custom integrated systems to further increase. Our strategy is also to increase the proportion of custom integrated systems business that involves the integration of products manufactured by us.



Operating Expenses



   Fiscal 2000 operating expenses grew to $208.4 million from $188.0 million in fiscal 1999, an increase of 10.9%. As a percentage of net sales, operating expenses were 16.8% for fiscal 2000, compared to 17.8% for fiscal 1999. Our operating expenses consist primarily of engineering, selling, marketing, finance, information technology and general administrative expenses. Fiscal 2000 operating expenses also include a $6.5 million allocated charge for corporate reorganization expenses incurred by Applied Power related to the Distribution. The decrease in our fiscal 2000 operating expenses as a percentage of net sales is primarily the result of leverage on our existing organization infrastructure. In future periods, we will continue to focus on our business strategy to be customer focused and technically innovative on a global basis, which will require us to add engineers, program management, supply chain, and sales personnel as well as other functional support positions. We expect that our operating expenses expressed in dollars will continue to grow from year to year. Our goal is to continually identify ways to be more cost efficient, by either consolidating common functions between our facilities or by investing in technologies and information tools that will ultimately allow us to reduce operating expenses in both dollars and as a percentage of net sales.



   Through July 31, 2000, historical operating expenses include an allocation of Applied Power's corporate general and administrative expenses based on our relative size compared to Applied Power's total revenues, operating profit, assets and employee headcount. We believe that the allocation of Applied Power's corporate general and administrative expense for the historical periods is reasonable. See ''Historical Allocations from Applied Power'' above for further discussion of operating expenses allocated to us from Applied Power. We expect that costs for these corporate functions will differ following the Distribution, and therefore, adjusted historical results reflect an adjustment for estimated incremental general corporate expenses to be incurred by us as an independent company. Although these adjustments are based upon available information and assumptions that we believe are reasonable, we may incur greater than expected selling, administrative and other expenses in connection with operating as an independent company.



Amortization of Intangible Assets



   Fiscal 2000 amortization of intangible assets grew to $23.9 million from $20.9 million in fiscal 1999, an increase of 14%. This increase was primarily the result of the amortization of goodwill recorded for acquisitions made in fiscal 2000 and fiscal 1999, which included Innovative Metal Fabrication, Metalade, and Malcoe. Also contributing to the increased amortization of intangible assets in fiscal 2000 is the inclusion of an additional month of amortization expense related to the Rubicon acquisition.



Operating Earnings



   Fiscal 2000 operating earnings grew to $89.9 million from $81.6 million in fiscal 1999, an increase of 10.2%. As a percentage of net sales, operating earnings decreased to 7.2% from 7.7% in fiscal 1999. The primary reason for the increase in operating earnings in fiscal 2000 is the increased sales volume and the leverage of increased net sales volume on relatively small increases in operating expenses and amortization of intangible assets. The decrease in operating earnings as a percentage of net sales in fiscal 2000 versus fiscal 1999 is a result of the corporate reorganization expenses allocated to us from Applied Power of $6.5 million. Excluding those allocated corporate reorganization expenses, operating earnings as a percentage of net sales would have been 7.8%.



Net Financing Costs



   See "Historical Allocations" from Applied Power" above for further discussion of net financing costs allocated to us from Applied Power.



   Fiscal 2000 net financing costs decreased to $52.6 million from $52.9 million in fiscal 1999, a decrease of less than 1%. Our fiscal 2000 net financing costs are net of an allocated $5.5 million pre-tax gain related to the unwinding of interest rate swap agreements in conjunction with obtaining new credit facilities. The interest rate swap agreements were canceled by Applied Power in anticipation of the Distribution and a portion of the associated gain was allocated to us. Excluding the interest rate swap gains, our fiscal 2000 net financing costs increase was primarily the result of a general increase in interest rates throughout fiscal 2000. Our fiscal 2000 net financing costs increase was also influenced by additional borrowings incurred to finance acquisitions completed during and subsequent to fiscal 1999 offset by cash flow from operations which was used to repay principal on debt.



Other (Income) Expense, net



   Fiscal 2000 Other (Income) Expense, net was $5.0 million of expense. Other (Income) Expense, net includes foreign currency exchange gains and losses, gains and losses on the sale of fixed assets as well as other miscellaneous, non-operating income and expenses. In fiscal 2000, we incurred a pre-tax loss of $3.3 million associated with the termination of Euro forward contracts.



Income Tax Expense



   Fiscal 2000 income tax expense grew to $53.6 million from $10.8 million in fiscal 1999. Our effective income tax rate was 165.8% in fiscal 2000, compared to 35.6% in fiscal 1999. Our fiscal 2000 effective income tax rate was significantly greater than our fiscal 1999 rate primarily as a result of the $40.0 million income tax provision we recorded when we reorganized as a Bermuda company. Excluding this one-time item, our fiscal 2000 effective income tax rate was 42.1%. Our fiscal 2000 effective income tax rate also increased over the fiscal 1999 effective income tax rate because a higher percentage of our total pre-tax income in fiscal 2000 was derived domestically. Our domestic income is taxed at a higher rate than our foreign income.



   The goodwill and subsequent amortization expense recorded as a result of most of our acquisitions is non-deductible for tax purposes. Effective income tax rates were higher than the statutory rate for all periods presented primarily as a result of state income taxes and non-deductible amortization of goodwill, partially offset by net effects of foreign tax rates and credits. We believe that our effective tax rate should decrease as a result of reorganizing as a Bermuda company. As such, adjusted income tax expense represents the anticipated lower effective income tax rate of 30% on the higher adjusted pre-tax earnings that we expect to be subject to after the Distribution, debt realignment and reorganization in Bermuda.

   We have agreed to indemnify Applied Power against certain tax liabilities arising from the reorganization leading up to the Distribution. The reorganization, including the merger and our continuation as a Bermuda company, involves taxable transactions. Under a tax sharing agreement we entered into with Applied Power, we will be responsible for federal and state income taxes resulting from the reorganization transactions. As a result, we will bear the risk of any audit adjustments by the IRS or other taxing authorities challenging the reporting of the reorganization transactions.



Extraordinary Loss



   In fiscal 2000, we recorded an extraordinary loss of $2.1 million, ($3.3 million pre-tax, net of a $1.2 million tax benefit) that relates to a make-whole premium paid in connection with the early retirement of $50.0 million of senior promissory notes of a ZERO subsidiary due March 8, 2011.



Liquidity and Capital Resources



Cash Flows



                                          Fiscal  Fiscal   Fiscal
                                           2001    2000     1999
             (in millions)               -------  ------  -------
             Cash provided by (used in):
                Operating activities.... $ (19.7) $ 36.1  $  75.5
                Investing activities....  (329.2)  (60.1)  (435.3)
                Financing activities....   360.1     9.3    373.7



   Cash and cash equivalents totaled $6.2 million at August 31, 2001 and $0.7 million at August 31, 2000.



   Net cash used in operating activities was $19.7 million in fiscal 2001 compared to $36.1 million provided by operations in fiscal 2000. The decrease in cash flow from operations was primarily due to the negative impact of the broad based slow down in the technology sector on fiscal 2001 earnings, a $30.0 million payment to Actuant under the tax sharing agreement we entered into as part of the Distribution, other tax payments totaling $14.5 million and restructuring related payments totaling $11.1 million. These uses of cash were mainly offset by improvements in working capital.



   The decrease in fiscal 2000 cash flow from operations when compared to fiscal 1999 is primarily due to additional expenditures related to the corporate reorganization and the subsequent Distribution. Another factor contributing to the decrease was an increase in accounts receivable at August 31, 2000, mainly due to the increase in sales in the second half of fiscal 2000 versus the second half of fiscal 1999.



   Net cash used in investing activities was $329.2 million in fiscal 2001 compared to $60.1 million in fiscal 2000 and $435.3 million in fiscal 1999. The use of cash in fiscal 2001 primarily consisted of $241.5 million used for business acquisitions and capital expenditures of $88.5 million. Net cash used in investing activities in 2000 and 1999 primarily consisted of investments in, and acquisitions of businesses totaling $13.3 million and $401.9 million, respectively, and capital expenditures of $45.9 million and $43.0 million, respectively.



   Capital expenditures significantly decreased in the second half of 2001 to approximately $30.7 million from $57.8 million in the first half of fiscal 2001. APW Ltd. anticipates that capital expenditures will be less than $30.0 million during fiscal 2002.



   Net cash provided by financing activities was $360.1 million, $9.3 million and $373.7 million in fiscal 2001, 2000 and 1999, respectively. Fiscal 2001 financing activities consisted of net revolver borrowings of $434.4 million, commercial paper repayments of $51.2 million, a reduction in the accounts receivable facility of $20.9 million and the payment of $7.7 million in debt financing costs. Fiscal 2000 financing activities include $33.0 million of net cash investments by and advances from Applied Power, net proceeds of $26.1 million from a sale-leaseback transaction related to five properties located in the United States and $53.4 million of net principal payments on long-term debt. Fiscal 1999 financing activities include $359.8 million of net cash investments by and advances from Applied Power, $37.1 million of proceeds from the accounts receivable facility and $24.0 million of principal payments on long-term debt.



Capitalization



   Debt at August 31, 2001 totaled $621.4 million, an increase of $385.0 million since the beginning of fiscal 2001. The increase in debt was primarily due to the funding of business acquisitions totaling $241.5 million and $88.5 million in capital expenditures as well as the need to fund operations due to the broad based slow down in the technology sector during fiscal 2001. In addition, a decrease in the accounts receivable facility required borrowings of $20.9 million during fiscal 2001.



   Debt at August 31, 2000 totaled $236.4 million, a decrease of approximately $492.4 million since the beginning of the fiscal year. The significant decrease in debt was a result of the debt realignment between APW and Applied Power in connection with the Distribution, net principal payments on debt through cash flow from operations and sale-leaseback financing activities, offset by additional debt incurred to fund fiscal 2000 acquisitions. See "Historical Allocations from Applied Power" above for discussion of Applied Power debt allocated to APW before July 31, 2000.



   APW was formed as an indirect wholly owned subsidiary of Applied Power through a continuation of an existing company (previously named Wright Line, Inc. and now named APW Ltd.) in Bermuda. As a result, APW became a Bermuda company and at such time issued 1.2 million shares owned indirectly by Applied Power. In connection with the Distribution, APW issued additional shares totaling 37,997,135, which were held indirectly by Applied Power and on July 31, 2000, Applied Power distributed all 39,197,135 shares to the shareholders of Applied Power. In addition, as a result of the above discussed debt realignment between APW and Applied Power, our total equity was increased significantly due to the additional investment by Applied Power to retain a certain portion of our allocated debt.



   Prior to the Distribution, "Combined equity" in our Consolidated Financial Statements represents Applied Power's cumulative net investment in APW's combined businesses. Changes in "Combined equity" represent our net income
(loss), net cash and non-cash contributions from distributions to Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax.



Liquidity



   On May 15, 2001, we amended our credit facilities. The amended credit facilities continue with their original expiration date of July 31, 2003. The amendment resulted in increased interest spreads, new financial covenant tests, the pledging of substantially all the Company's and its subsidiaries' assets as collateral under the credit facilities and the issuance of common stock warrants of 5% of the common stock outstanding on May 15, 2001 (approximately
2.1 million shares). In addition, the amendment reduced the facility limit on the Multi-Currency Credit Agreement from $600.0 million to $570.0 million.



   On September 27, 2001, the Company's lenders amended certain debt covenants associated with our credit facilities. These revised covenants were established based upon APW management's financial forecasts prior to the events of September 11, 2001. Throughout the first fiscal quarter of 2002, our Company, like others in our industry, experienced a significant decline in net sales compared to prior periods and compared to management's financial forecasts that were the basis for the financial covenants set forth in the September 27, 2001 amendment. Such declines are related to a number of factors, certain of which were impacted by the terrorist attacks that took place in the United States on September 11, 2001. Those terrorist attacks were unprecedented events which have created many economic and political uncertainties. On December 13, 2001, the Company's lenders again amended certain debt covenants associated with the Company's credit facilities to reflect the Company's revised financial forecasts as of that point in time. The revisions in the covenants were considered necessary due to the magnitude of the decline in the first fiscal 2002 quarter actual results compared to prior periods and management's forecasts. In addition, the amendment repriced the outstanding warrants issued in conjunction with the May 15, 2001 amendment to the closing price of our common stock on December 10, 2001 of $1.98 and eliminated the previous reduction provision if the Company met repayment targets by August 31, 2002. The Company also issued warrants for 9.9% of the common stock outstanding on December 13, 2001 (approximately 4.1 million shares) at a price of $0.01. These $0.01 warrants are cancelled if the credit facilities are repaid by July 31, 2002 (entirely cancelled) or September 30, 2002 (49.5% cancelled).



   If the magnitude of the decline in net sales continues or we experience a significant change in our cost structure, we may not be able to comply with the covenants which were agreed to with the Company's lenders as of December 13, 2001. Further, such covenants contemplate the sale of one of the Company's divisions during the second fiscal 2002 quarter. Should this transaction not be completed during the second fiscal 2002 quarter for any reason, we would likely violate a financial covenant during our second fiscal 2002 quarter ending February 28, 2002.



   APW's management plans to continue to aggressively pursue additional revenue opportunities within its core customer markets. We have adopted several restructuring plans during fiscal 2001 in an effort to reduce costs in the wake of declining net sales experienced during fiscal 2001. These programs resulted in restructuring charges during fiscal 2001 and have provided cost savings which are expected to continue into the future. Management plans to consider additional cost-reduction programs, as necessary, to further align the Company's cost base with net sales.



   While the Company's revised financial forecasts reflect management's best estimates, there can be no assurances that our fiscal 2002 financial forecasts, which are the basis of the current financial covenants, will be achieved. If our actual operating performance does not substantially meet the fiscal 2002 financial forecasts associated with the amended covenants, we may have difficulty achieving compliance with certain debt covenants in our amended credit facilities. If we fail to comply with debt covenants for any reason, we may have to consider a number of the following measures: (a) obtain a waiver of default for the violated covenant(s); (b) obtain an amendment of the covenants in the existing credit facilities; (c) seek additional sources of debt financing, which likely would be subject to obtaining necessary lender consents; (d) seek additional equity financing or other strategic alternatives;
(e) restructure our obligations and/or the business; or (f) consider a combination of the foregoing. Given these circumstances, the Company is evaluating its alternatives. There can be no assurances that the aforementioned alternatives would be available to the Company in the future. If this were the case, a future violation of debt covenants would cause a material adverse effect on our ability to continue in our present form and to achieve our intended business objectives.



   As a result of the restatement for the year ended August 31, 2001, the Company believes that it would have been in default of certain debt covenants as of August 31, 2001, unless the Company had obtained waivers or further amendments to its debt covenants in connection with the September 27, 2001 or December 13, 2001 amendments previously discussed. Accordingly, the Company has classified borrowings under the Revolving Multi-Currency Credit Agreement and the U.K. Facility Agreement as a current liability as of August 31, 2001 in the restated consolidated financial statements.



   The amended Multi-Currency Credit Agreement is used to finance working capital, capital expenditures and other general corporate requirements. Under the amended Multi-Currency Credit Agreement, the Company can borrow at a fixed rate of LIBOR plus 3.500% annually. As of August 31, 2001, based upon our current total borrowings, the weighted average interest rate was 7.206%. A non-use fee computed at the rate of 0.500% is payable quarterly on the average unused portion under the amended Multi-Currency Credit Agreement. This amended Multi-Currency Credit Agreement contains restrictions concerning permitted investments, permitted liens on assets and the sale of assets.

   The amended U.K. Facility Agreement, providing 52.2 million British Pounds Sterling (approximately $75.9 million) in borrowings, is used to finance working capital, capital expenditures and other general corporate purposes. This amended agreement expires on July 31, 2003. Similar to the amended Multi-Currency Credit Agreement, the amended U.K. Facility Agreement includes restrictions concerning investments, liens on assets and sale of assets. As of August 31, 2001, based upon our current total borrowings, the weighted average interest rate was 8.230%.



   During the fiscal 2001 third quarter, we ceased issuing commercial paper and commenced the redemption of all outstanding commercial paper on the original maturity dates. As of August 31, 2001, we have no outstanding commercial paper.



   On July 31, 2000, as part of the Distribution, we assumed Applied Power's $150.0 million off-balance sheet accounts receivable facility. The Accounts Receivable Facility (facility) was amended to decrease the amount available from $150.0 million to $80.0 million on April 4, 2001. The facility was further amended on May 15, 2001 to extend the agreement to May 14, 2002. At August 31, 2001, $58.0 million of receivable interests were sold under this facility.



   At August 31, 2001 and November 30, 2001, we had $52.4 million and $24.0 million, respectively, of borrowings available under our two credit facilities. In addition, at August 31, 2001 and November 30, 2001, although we sold all eligible accounts receivable under our accounts receivable facility, we had the availability to sell an incremental $22 million and $35.4 million, respectively.



   On September 29, 2000, APW filed a registration statement on Form S-3 with the Securities and Exchange Commission utilizing a "shelf" registration process. We may from time to time offer any combination of securities described in the registration statement in one or more offerings with a total initial offering price of up to $500.0 million. We continuously evaluate certain possible issuances and any net proceeds will be used to repay, in part, existing indebtedness, to finance capital expenditures and for general corporate purposes.



   We have not paid any cash dividends on the Company's common stock. We are prohibited under the bank credit facilities arrangements from paying any cash dividends, with the exception of dividends payable on the preferred stock of a subsidiary of the Company. We currently intend to retain any earnings for use in the business and do not anticipate paying cash dividends on common stock for the foreseeable future.



European Economic Monetary Union



   On January 1, 1999, eleven of the European Union countries (including eight countries in which we have operations) adopted the Euro as their single currency, resulting in fixed conversion rates between their existing currencies ("legacy currencies") and the Euro. The Euro trades on currency exchanges and is available for non-cash transactions. Following the introduction of the Euro, the legacy currencies remain legal tender in the participating countries during the transition through January 1, 2002. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy bills and coins and use the Euro as their legal currency.



   Our various operating units located in Europe that are affected by the Euro conversion intend to maintain their books in their respective legacy currency through a portion of the three-year introductory period. At this time, we do not expect the reasonably foreseeable consequences of the ongoing Euro conversion to have material adverse effects on our business, operations or financial condition.



Environmental Compliance



   The Company has facilities in a number of geographic locations that are subject to a range of environmental laws and regulations. Compliance with these laws has and will require expenditures on a continuing basis.

Predecessors to APW Ltd. have been identified by the United States Environmental Protection Agency ("EPA") as "Potentially Responsible Parties" regarding various multi-party Superfund sites. Potentially Responsible Parties are jointly and severally liable with respect to Superfund site remediation liabilities. Any liability in connection with these sites has been assumed by APW Ltd. Based on our investigations, we believe that we are a de minimis participant in certain of these sites. As to one site, we are a minor participant, and our share of estimated cleanup costs is not likely to exceed $1.1 million. As to another EPA site where we are not a de minimis participant, the state has required us to conduct additional ground water testing at our former manufacturing facility, and we cannot reasonably estimate the amount of our liability, if any. In addition, we are also involved in other state clean up actions for which we believe the aggregate costs of remediation are adequately reserved for.



   We anticipate that environmental costs will be expensed or capitalized depending on their future economic benefits. Expenditures that have no future economic value will be expensed. Liabilities will be recorded when environmental remediation is probable and the costs can be reasonably estimated. Environmental expenditures over the last three years for us have not been significant. Although the level of future expenditures for environmental remediation is impossible to determine with any degree of certainty, in our opinion these costs are not likely to have a material adverse effect on our financial position, results of operations or cash flows. Environmental remediation accruals of $4.4 million and $3.2 million were included in our Consolidated Balance Sheets at August 31, 2001 and 2000, respectively.



Seasonality



   Due to the shortened number of business days in the second quarter of our fiscal year (from December 1 to February 28), we typically experience lower sales volumes in the second quarter of each fiscal year as compared to the other quarters in the fiscal year.



Inflation



   No meaningful measures of inflation are available because we have a significant number of operations in countries with diverse rates of inflation and currency rate movements.



New Accounting Pronouncements



   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 is effective for us as of July 31, 2001. SFAS No. 142 will be effective for the Company on September 1, 2002 for existing goodwill and intangible assets. The Company is currently evaluating the impact of SFAS No. 142.



   In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. The Company is required to adopt SFAS No. 143 on September 1, 2002. The Company is currently evaluating the impact of SFAS No. 143.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion of our financial condition and our results of operations should be read in conjunction with our accompanying unaudited condensed consolidated financial statements and related notes thereto.

Overview

      APW Ltd. is a leading global technically enabled manufacturing services provider, focused on designing and integrating large electronic enclosure products. We have the capabilities to design and manufacture various subsystems for electronic products, including enclosures, power supplies, thermal management systems, printed circuit board assemblies, and cabling, either as individual subsystems or as integrated custom systems. We provide a wide range of integrated design, manufacturing and logistics services to customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services. Operating in over 30 locations throughout North America, South America, Europe and Asia, we provide our solutions and services to original equipment manufacturers, primarily in the communications (datacom and telecom), computing (enterprise hardware - large servers, large data storage, networking) and Internet (application service providers, Internet service providers and web hosting) markets. Our customers include industry leaders such as Applied Materials, Cisco, Compaq, Cymer, EMC, Ericsson, Fujitsu, Hewlett-Packard, IBM, Lucent, Marconi, Motorola, NCR, Nortel Networks and Sun Microsystems.

Reorganization Under Chapter 11

      On May 16, 2002, APW Ltd., (in provisional liquidation) (herinafter referred to as "APW Ltd.", "APW" or "the Company"), a Bermuda company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") (Case No. 02-12335). The proceeding involved only APW Ltd., the Bermuda company, and Vero Electronics, Inc., a non-operating entity and subsidiary of APW Ltd. (Case No. 02-12334). All other subsidiaries of the Company were excluded from the proceeding and continue to conduct business with customers and suppliers in the ordinary course. The Company will continue to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The bankruptcy proceedings are being jointly administered under Case No. 02-12334 (PCB).

      On May 30, 2002, a proceeding (the "Bermuda Proceeding") was commenced pursuant to the Companies Act 1981 with respect to APW Ltd. in the Bermuda Supreme Court in connection with a winding-up petition. One of the purposes of the filing was the imposition of a statutory stay preventing third parties from continuing or taking actions against APW in Bermuda. On May 30, 2002, the Bermuda court appointed Malcolm L. Butterfield of KPMG Bermuda and Philip W. Wallace of KPMG, London, England as joint provisional liquidators of APW Ltd. (or, as referred to herein, the JPLs) with limited supervisory powers. The appointment of the JPL's and statutory stay enabled the JPL's to perform supervisory and oversight of the management of APW while reviewing the Plan of reorganization with a view to its treatment of creditors. On July 22, 2002, the JPLs were granted various powers, including the power to authorize the sale of any business, operation, subsidiary, division or other significant asset of APW Ltd.

      We decided to pursue reorganization under Chapter 11 of the Bankruptcy Code based upon the certainty of the elimination of pre-petition indebtedness and as a consequence the ability of the Company to emerge from bankruptcy significantly deleveraged. As a debtor-in-possession, APW Ltd. is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court, after notice and an opportunity for a hearing.

Confirmation of Plan of Reorganization

     On July 24, 2002 the Bankruptcy Court entered an order confirming APW Ltd.'s and Vero's Amended and Restated Plan of Reorganization dated June 19, 2002 (as modified, amended or supplemented, the "Plan"). APW Ltd. emerged on July 31, 2002.

      Pursuant to the terms of the Plan, subject to the approval of the joint provisional liquidators (the "JPLs") appointed in the Bermuda Proceeding and, if required, the approval of the Bermuda Supreme Court, all of the assets and liabilities which were to be retained by APW Ltd. under the original Plan will be transferred to AWP Ltd. ("AWP"), a newly formed Bermuda company, including the right to use the name "APW Ltd.," which will be become the successor-in-interest to APW Ltd. After the consummation of the Plan, APW Ltd. will change its name to BQX Ltd. and AWP Ltd. will change its name to APW Ltd. The above name changes became effective on July 31, 2002.

      In addition, as of July 31, 2002 the effective date of the Plan, AWP (the successor in interest to APW Ltd.) will issue under the Plan the following:

      . New Secured Notes in the aggregate principal amount of $100 million issued to its senior secured lenders,

      . 1,000,000 common shares of AWP (the successor in interest to APW Ltd.) (the "APW Common Shares") issued to its senior secured lenders which represents 100% of the outstanding common shares of AWP after the consummation of the Plan,

      . Warrants to purchase up to 60,606 APW Common Shares at an exercise price of $448.95 per share issued to the current equity holders of APW Ltd., and

      . Warrants to purchase up to 303,030 APW Common Shares at an exercise price of $0.02 per share issued to lenders under the Credit Facility (defined below).

      As of July 31, 2002, there were approximately 40.8 million common shares of APW Ltd. outstanding. Under the Plan, holders of APW Ltd. common shares will receive (a) warrants representing the right to purchase 60,606 APW Common Shares as stated above and (b) retain existing common shares in APW Ltd. (which as a practical matter will be liquidated and no distribution is expected to shareholders). Subsequent to the effective date of the Plan, APW Ltd. will be dissolved, liquidated or wound-up by joint provisional liquidators in connection with a proceeding in Bermuda or otherwise pursuant to applicable Bermuda law, and no assets are expected to be distributed to current shareholders.

      After the consummation of the Plan, AWP Ltd. (as successor to APW Ltd.)
is expected to have approximately 1.8 million authorized common shares, par value $0.02 per share, of which 1,000,000 common shares will be outstanding. All such 1,000,000 shares will be issued as of the consummation of the Plan.

      The board of directors of AWP Ltd. (as successor to APW Ltd.) after consummation of the Plan are to consist of: Richard G. Sim, W. Peter Douglas, Christopher S. Brothers, Stephen A. Kaplan, Michael P. Harmon, J. Richard Budd and Toni J. Smith.

      In addition, the Plan provides for a new management incentive plan for issuance of options to purchase to key employees or the opportunity for such key employees to purchase 10% of the APW Common Shares on a fully diluted basis (or 151,515 shares).

      As of May 31, 2002, APW Ltd., the Bermuda company, and Vero Electronics, Inc., a non-operating entity and subsidiary of APW Ltd., had assets and liabilities of $1.5 billion and $0.8 billion, respectively.

The Credit Facility

      Concurrent with the Chapter 11 filing, the Company entered into a new $110 million debtor-in-possession credit facility ("Credit Facility") to provide for the payment of permitted pre-petition claims, working capital needs, letters of credit and other general corporate purposes. The Credit Facility requires that we maintain certain financial covenants and restrict liens, indebtedness, capital expenditures, dividend payments and sale of assets. We are currently in compliance with all Credit Facility financial covenants. Upon emergence from the Chapter 11 proceeding, the Credit Facility will be extended until November 15, 2003 with respect to $90.0 million of the Credit Facility and May 15, 2004 with respect to $20.0 million of the Credit Facility.

Going Concern

      The ability of APW Ltd., the successor company, to continue as a going concern is predicated upon, among other things, compliance with the provisions of the Credit Facility and the term loan agreement related to the $100 million in new secured notes issued under the Plan and the ability to generate cash flows from operations and obtain financing sources sufficient to satisfy our future obligations. In addition, the Plan could materially change the amounts reported in the financial statements, which do not give effect to all adjustments of the carrying value of assets or liabilities that might be necessary as a consequence of the Plan.

Significant Accounting Policies

      Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. These policies and methods are the most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective and complex judgments. The following is a brief discussion of the more significant accounting policies and methods used by APW Ltd.

General

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of long-lived assets including goodwill and other intangibles, the realization of deferred income taxes and the adequacy of restructuring reserves. Actual amounts could differ significantly from these estimates.

Recoverability of long-lived assets, goodwill and other intangible assets

      We periodically assess the impairment of long-lived assets, goodwill and other identifiable intangible assets under SFAS No. 121 and Accounting Principles Board Opinion No. 17 whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

.. significant underperformance relative to expected historical or forecasted future operating results;
.. significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
.. commitments by management to close certain facilities that are made as part of a company-wide restructuring initiative;
.. significant negative industry or economic trends;
.. significant decline in our stock price for a sustained period; and .. our market capitalization relative to net book value.

      Upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows and compare such estimates to the related asset book value. If it is determined that these estimated future undiscounted cash flows will not be sufficient to enable the recovery of the related asset book value, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

      Prospectively, we must continue to assess the recoverability of the Company's long-lived assets, goodwill and other intangibles. In so doing, we will be required to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. While we believe our estimates are reasonable, if our estimates or their related assumptions change in the future, we may be required to record additional impairment charges. Assumptions we make regarding estimated future cash flow include: (i) future revenue growth (and mix); (ii) future composition of cost of products sold and operating expenses; and (iii) future capital expenditure requirements.

Accounting for income taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves us estimating our current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

      Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any related valuation allowance recorded against our net deferred tax assets. Generally accepted accounting principles require that we record a valuation allowance against our deferred tax assets if it is "more likely than not" that we will not be able to utilize them to offset future taxes.

Restructuring Reserves

      Restructuring charges as presented in our Condensed Consolidated Statement of Operations are comprised of severance and lease exit costs. These charges are recognized in accordance with Emerging Issues Task Force ("EITF") 94-3 and Staff Accounting Bulleting ("SAB") 100. Our accruals for lease exit obligations stemming from closed facilities are based on management's best estimate of the total future cash flows required to exit such facilities. Actual costs could differ materially due to factors such as our ability to secure subleases, the creditworthiness of sub-lessees and our success at negotiating early termination agreements with our lessors. These factors are significantly dependent on the general health of the economy and the resultant demand for commercial property.

Unaudited Results of Operations (As Restated)

                                                 As a Percentage                        As a Percentage
                                                   of Net Sales                           of Net Sales
                            Three Months Ended  Three Months Ended  Nine Months Ended  Nine Months Ended
                                  May 31,            May 31,             May 31,            May 31,
                            --------------------------------------  -------------------------------------
                             2002      2001      2002     2001      2002       2001     2002     2001
                            --------------------------------------  -------------------------------------
                             (in millions)                            (in millions)
Net sales                   $221.9   $300.2     100.0%   100.0%     $ 642.6  $ 977.5   100.0%  100.0%

Gross profit                  11.6     30.1       5.2%    10.0%        47.1    180.9     7.3%   18.5%

Engineering, selling and
 administrative expenses      43.7     67.2      19.7%    22.4%       134.7    180.4    21.0%   18.5%
Amortization of intangibles    3.8      7.6       1.7%     2.5%       407.5     20.0    63.4%    2.0%
Restructuring charges          4.7     12.5       2.1%     4.2%        22.2     12.5     3.5%    1.3%
(Gain) loss on sale of
 subsidiary                      -        -         -        -         (8.2)     2.6    (1.3%)   0.3%

Operating (loss) earnings    (40.7)   (57.1)    (18.3%)  (19.0%)     (509.2)   (34.7)  (78.2%)  (3.5%)

Reorganization items          21.7        -       9.8%       -         21.7        -     3.4%      -
Net financing costs           14.0     15.4       6.3%     5.1%        44.9     29.1     7.0%    3.0%
Other (income) expense, net   (1.9)     1.0      (0.9%)    0.4%        (2.3)     2.0    (0.4%)   0.2%

Earnings (loss) before
 income taxes                (74.5)   (73.5)    (33.6%)  (24.5%)     (573.4)   (65.9)  (89.2%)  (6.7%)

Three Months Ended May 31, 2002 Compared to Three Months Ended May 31, 2001

Net Sales

     Net sales for the fiscal 2002 third quarter were $221.9 million compared to $300.2 million in the fiscal 2001 third quarter, a decrease of 26.1%. Sequentially from the second quarter and excluding the effect of the divesture completed in the second quarter, net sales increased 13.6% in the fiscal 2002 third quarter. Net sales in the fiscal 2002 third quarter versus the prior year period were negatively impacted by the continued broad based slow down in the technology sector which has resulted in reduced demand for some of our customers products and in turn has negatively impacted the demand those customers have for our products and services.

     Our fiscal 2002 third quarter sales were influenced by the exclusion of a divestiture completed in the second quarter of fiscal 2002. Excluding the effect of this disposition, net sales decreased 23.7% in the fiscal 2002 third quarter when compared to sales in the fiscal 2001 third quarter.

Geographic Sales

                                            Three Months Ended
                                                  May 31,
                                        --------------------------
                                              2002       2001       Change
                                        -----------------------------------
                                               (In millions)

         Americas                          $   113.5   $   180.5   (37.1%)
         Europe and Asia                       108.4       119.7   ( 9.4%)
                                        -----------------------------------
              Total                        $   221.9   $   300.2   (26.1%)
                                        ===================================

     Net sales in the Americas for the fiscal 2002 third quarter were $113.5 million compared to $180.5 million in the fiscal 2001 third quarter, a decrease of 37.1%. Our fiscal 2002 third quarter sales were influenced by the disposition of a subsidiary that was completed in the second quarter of fiscal 2002. Excluding this disposition, net sales decreased 33.6% in the fiscal 2002 third quarter when compared to net sales in the fiscal 2001 third quarter. Net sales in Europe and Asia for the fiscal 2002 third quarter were $108.4 million compared to $119.7 million in the fiscal 2001 third quarter, a decrease of 9.4%.

Gross Profit

     Gross profit for the fiscal 2002 third quarter was $11.6 million compared to $30.1 million in the fiscal 2001 third quarter, a decrease of 61.5% As a percentage of net sales, the fiscal 2002 third quarter gross profit was 5.2% compared to 10.0% in the fiscal 2001 third quarter. The decrease in gross profit as a percentage of net sales is primarily a result of a combination of factors:
(i) under-absorption of costs resulting from the broad based slow down in the technology sector which significantly reduced sales volumes; (ii) a shift in sales mix to programs with increased levels of systems integration, which typically have lower margins; and (iii) a charge of $4.6 million in the fiscal 2002 third quarter to increase our inventory reserves due to continued weakness in the computing, telecommunication and semi-conductor markets.

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


Operating Expenses

     Operating expenses in the fiscal 2002 third quarter were $43.7 million compared to $67.2 million in the fiscal 2001 third quarter. As a percentage of net sales, operating expenses were 19.7% for the fiscal 2002 third quarter, compared to 22.4% for the fiscal 2001 third quarter. Our operating expenses consist primarily of engineering, selling, marketing, finance, information technology and general administrative expenses. Operating expenses have been reduced by $23.5 million from the fiscal 2001 third quarter. The reduction in operating expenses is primarily due to the restructuring and cost reduction efforts we have made. In addition, fewer charges associated with the restructuring have been recorded in the fiscal 2002 third quarter as compared to the fiscal 2001 third quarter.

Amortization of Intangible Assets

     In the fiscal 2002 third quarter, we performed an impairment assessment of our long-lived assets due to continuing deterioration of our operating results as compared with previously developed forecasts. As a result of the assessment, no additional impairment charge to reduce the carrying value of goodwill and other intangible assets was recorded in the third quarter. Total amortization expense in the fiscal 2002 third quarter was $3.8 million compared to $7.6 million in the fiscal 2001 third quarter.

Restructuring and Other Charges

     Beginning in fiscal 2001 and continuing through the fiscal 2002 third quarter, management has developed formal plans to exit certain facilities and involuntarily terminate employees. Management's plans to exit certain facilities included the identification of manufacturing and sales facilities for closure and the transfer of the related operations to other facilities. Management currently anticipates that the facility closures and all related activities will be substantially complete within one year of the commitment dates of the respective exit plans.

     A restructuring charge totaling $4.7 million was recorded during the fiscal 2002 third quarter. The restructuring charge primarily relates to the rationalization of two facilities and the involuntary termination of both salaried and hourly employees. Severance costs associated with the involuntary termination of employees totaled $1.8 million. Lease exit costs resulting from facility closures totaled $2.9 million. In addition to the restructuring charge totaling $4.7 million, we incurred $9.3 million of other costs related to facility closures (primarily equipment impairment charges). Of the $14.0 million in rationalization charges, $6.5 million are cash costs and $7.5 million are non-cash costs. Of the $6.5 million in cash costs, only $1.7 million are incremental cash costs that would not have been incurred in the next 12 months without undertaking these restructuring actions.

     Since commencing our restructuring plans in the third quarter of fiscal 2001, we have recorded restructuring and restructuring related charges totaling $107.0 million. Our restructuring program was implemented to reduce our aggregate fixed cost structure to mitigate the revenue decline we began to experience as a result of a weak economic environment in the computing, telecommunication, and semi-conductor markets we serve. We have rationalized 20 facilities through consolidating the operations of closed locations into existing larger locations, thus eliminating fixed facility costs and redundant headcount and better leveraging our existing infrastructure. Through May 31, 2002, we have spent approximately $30.2 million on cash restructuring, with only approximately $5.7 million of the total being incremental cash costs that would not have been incurred in the next 12 months without undertaking these restructuring actions.

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


Operating Loss

     We incurred an operating loss of $40.7 million in the fiscal 2002 third quarter compared to an operating loss of $57.1 million in the fiscal 2001 third quarter. The operating loss was primarily due to: (i) a $4.7 million restructuring charge; (ii) $9.3 million of costs related to facility closures (primarily equipment impairment charges); and (iii) reduced sales volumes, driven by the broad based slow down in the technology sector, which resulted in the under-absorption of costs during the fiscal 2002 third quarter.

Financing Costs

     Financing costs in the fiscal 2002 third quarter were $14.0 million compared to $15.4 million in the fiscal 2001 third quarter. Included in the fiscal 2002 and fiscal 2001 third quarter financing costs is $4.5 million and $0.5 million, respectively, of non-cash amortization of capitalized costs and the value of warrants issued as a result of amending our credit facilities during fiscal 2001 and through the first nine months of fiscal 2002. Also included in the fiscal 2001 third quarter financing costs is $0.9 million to write-off deferred financing costs. As a result of the Chapter 11 filing, we have not accrued any interest expense on pre-petition debt since the filing date.

Income Tax Expense

     We did not record additional net tax benefit in the fiscal 2002 third quarter compared to a $17.6 million income tax benefit in the fiscal 2001 third quarter. Included in our fiscal 2002 third quarter tax expense is a charge of $39.9 million to increase our valuation allowance to $178.4 million at May 31, 2002. As a result of this charge, our net deferred tax asset balance was reduced to $0.4 million at May 31, 2002. We will continue to record a valuation allowance to offset any future income tax benefits until it is more likely than not that we will be able to realize such benefits.

Nine Months Ended May 31, 2002 Compared to Nine Months Ended May 31, 2001

Net Sales

     Net sales for the fiscal 2002 nine months were $642.6 million compared to $977.5 million in the fiscal 2001 nine months, a decrease of 34.3%. Net sales in the fiscal 2002 nine months were negatively impacted by the broad based slow down in the technology sector which has resulted in reduced demand for some of our customers products and in turn has negatively impacted the demand those customers have for our products and services. In addition to the broad based slow down in the technology sector, the terrorist attacks that took place on September 11, 2001 have had an adverse impact on our business.

     Our fiscal 2002 nine month sales were influenced by the inclusion of acquisitions completed in the second quarter of fiscal 2001 and the exclusion of a disposition completed in the second quarter of fiscal 2002. Excluding these acquisitions and the disposition, net sales decreased 37.2% in the fiscal 2002 nine months when compared to sales in the fiscal 2001 nine months.

Geographic Sales

                                             Nine Months Ended
                                                  May 31,
                                         -----------------------
                                              2002       2001      Change
                                         ----------------------------------
                                                 (In millions)

         Americas                          $   360.6   $   599.6   (39.9%)
         Europe and Asia                       282.0       377.9   (25.4%)
                                         --------------------------------
              Total                        $   642.6   $   977.5   (34.3%)
                                         ==================================

     Net sales in the Americas for the fiscal 2002 nine months were $360.6 million compared to $599.6 million in the fiscal 2001 nine months, a decrease of 39.9%. Our fiscal 2002 ninth month sales were influenced by the inclusion of acquisitions completed in the second quarter of fiscal 2001 and the exclusion of a disposition completed in the second quarter of fiscal 2002. Excluding these acquisitions and the disposition, net sales decreased 45.1% in the fiscal 2002 nine months when compared to net sales in the fiscal 2001 nine months. Net sales in Europe and Asia for the fiscal 2002 nine months were $282.0 million compared to $377.9 million in the fiscal 2001 nine months, a decrease of 25.4%.

Gross Profit

     Gross profit for the fiscal 2002 nine months was $47.1 million compared to $180.9 million in the fiscal 2001 nine months, a decrease of 74.0%. As a percentage of net sales, the fiscal 2002 nine months gross profit was 7.3% compared to 18.5% in the fiscal 2001 nine months. The decrease in gross profit as a percentage of net sales is primarily a result of a combination of factors:
(i) $24.8 million of costs related to facility closures (primarily equipment write-offs) incurred in the fiscal 2002 nine months versus $19.1 million of similar costs incurred in the fiscal 2001 nine months; (ii) under-absorption of costs resulting from the broad based slow down in the technology sector which significantly reduced sales volumes; and (iii) a shift in sales mix to programs with increased levels of systems integration, which typically have lower margins.

Operating Expenses

     Operating expenses in the fiscal 2002 nine months were $134.7 million compared to $180.4 million in the fiscal 2001 nine months. As a percentage of net sales, operating expenses were 21.0% for the fiscal 2002 nine months, compared to 18.5% for the fiscal 2001 nine months. Our operating expenses consist primarily of engineering, selling, marketing, finance, information technology and general administrative expenses. Operating expenses have been reduced by $45.7 million from the fiscal 2001 nine months. The reduction in operating expenses is primarily due to the restructuring and cost reduction efforts we have made. Although operating expenses have been reduced from the fiscal 2001 nine months, operating expenses as a percentage of net sales increased due to the under-absorption of costs resulting from the broad based slow down in the technology sector which significantly reduced sales volumes.

Amortization of Intangible Assets

     During the third quarter of fiscal 2002, we performed an impairment assessment of long-lived assets, which include property, plant and equipment, goodwill and other intangible assets. The assessment was performed primarily due to the reduced financial performance of the Company's operating results during the third quarter of fiscal 2002 as compared with previously developed estimates. As a result of the most recent assessment, we did not record any additional impairment during the third quarter. During the second quarter, we recorded a $391.6 million impairment charge to further reduce the carrying value of goodwill and other intangible assets based on the impairment assessment performed at that time. Total amortization expense, including the impairment charge, in the fiscal 2002 nine months was $407.5 million compared to $20.0 million in the fiscal 2001 nine months. Excluding the impairment charge, amortization for the fiscal 2002 nine months was $14.9 million compared to $20.0 million in the fiscal 2001 nine months.

Restructuring and Other Charges

     Beginning in fiscal 2001 and continuing through the fiscal 2002 third quarter, management has developed formal plans to exit certain facilities and involuntarily terminate employees. Management's plans to exit certain facilities included the identification of duplicate manufacturing and sales facilities for closure and the transfer of the related operations to other facilities. Management currently anticipates that the facility closures and all related activities will be substantially complete within one year of the commitment dates of the respective exit plans.

     A restructuring charge totaling $22.2 million was recorded during the fiscal 2002 nine months. The restructuring charge relates to the rationalization of twelve facilities and the involuntary termination of both salaried and hourly employees. Severance costs associated with the involuntary termination of employees totaled $9.3 million. Lease exit costs resulting from facility closures totaled $12.9 million. In addition to the restructuring charge totaling $22.2 million, we incurred $28.3 million of other costs related to facility closures (primarily equipment impairment charges). Of the $50.5 million in rationalization charges, $26.3 million are cash costs and $24.2 million are non-cash costs. Of the $26.3 million in cash costs, only $4.1 million are incremental cash costs that would not have been incurred in the next 12 months without undertaking these restructuring actions.

     Since commencing our restructuring plans in the third quarter of fiscal 2001, we have recorded restructuring and restructuring related charges totaling $107.0 million. Our restructuring program was implemented to reduce our aggregate fixed cost structure to mitigate the revenue decline we began to experience as a result of a weak economic environment in the computing, telecommunication, and semi-conductor markets we serve. We have rationalized 20 facilities through consolidating the operations of closed locations into existing larger locations, thus eliminating fixed facility costs and redundant headcount and better leveraging our existing infrastructure. Through May 31, 2002 we have spent approximately $30.2 million on cash restructuring, with only approximately $5.7 million of the total being incremental cash costs that would not have been incurred in the next 12 months without undertaking these restructuring actions.

Divestiture

     On February 13, 2002, APW Ltd. completed the sale of its Zero Cases division. Total consideration from the transaction was a net $19.2 million, which resulted in a net book gain of $8.2 million.

Operating Loss

     We incurred an operating loss of $509.2 million in the fiscal 2002 nine months compared to an operating loss of $34.7 million in the fiscal 2001 nine months. The operating loss was primarily due to: (i) a $391.6 million impairment of goodwill and other intangible assets; (ii) a $22.2 million restructuring charge; (iii) $28.3 million of costs related to facility closures (primarily equipment impairment charges); and (iv) reduced sales volumes, driven by the broad based slow down in the technology sector, which resulted in the under-absorption of costs during the fiscal 2002 nine months.

Financing Costs

     Financing costs in the fiscal 2002 nine months were $44.9 million compared to $29.1 million in the fiscal 2001 nine months. Included in the fiscal 2002 nine months financing costs is $9.2 million of non-cash amortization of capitalized fees and warrants issued as a result of amending our credit facilities during fiscal 2001 and through the first nine months of fiscal 2002. The increase in our net financing costs, excluding the $9.2 million of non-cash amortization, is a result of the increase in our outstanding indebtedness to fund acquisitions made in the second quarter of fiscal 2001, capital expenditures, restructuring activities and operations.

Income Tax Expense

     We recorded income tax expense in the fiscal 2002 nine months of $31.8 million compared to $14.8 million income tax benefit in the fiscal 2001 nine months. Included in our fiscal 2002 nine months tax expense is a charge of $168.6 million to increase our valuation allowance to $178.4 million at May 31, 2002. As a result of this charge, our net deferred tax asset balance was reduced to $0.4 million at May 31, 2002. We will continue to record a valuation allowance to offset any future income tax benefits until it is more likely than not that we will be able to realize such benefits.

Liquidity and Capital Resources

Cash Flows

     Cash and cash equivalents totaled $22.2 million at May 31, 2002 and $6.2 million at August 31, 2001.

     Net cash used in operating activities in the fiscal 2002 nine months was $32.5 million compared to $36.6 million used in the fiscal 2001 nine months. The net use of cash in the fiscal 2002 nine months was primarily due to restructuring and related payments totaling $19.2 million. Other net uses of cash included the funding of operating losses and payments to professional advisors offset by a source of cash from primary working capital (receivables, inventory, and payables).

     Net cash provided by investing activities for the fiscal 2002 nine months was $11.1 million compared to net cash used in investing activities of $322.3 million for the fiscal 2001 nine months. The net source of cash for the fiscal 2002 nine months was primarily due to $19.2 million of proceeds on the sale of a subsidiary offset by capital expenditures of $16.1 million.

     Net cash provided by financing activities for the fiscal 2002 nine months was $37.3 million compared to $364.4 million provided in the fiscal 2001 nine months. The net cash provided by financing activities for the fiscal 2002 nine months primarily came from net borrowings on our long-term debt facility of $46.8 million and borrowings on the DIP financing facility of $60.0 million, which was offset by $5.6 million in payments on short-term borrowings, $5.8 million in debt financing costs and a reduction in sold receivables of $58.0 million.

Off-Balance Sheet Arrangements, Contractual Obligations and Commercial
Commitments

     On January 22, 2002, the SEC issued FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." FR-61 indicates that registrants should consider the need to provide disclosures concerning transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of, or requirements for capital resources as well as disclosures concerning a registrant's obligations and commitments to make future payments under contracts, such as debt, leases, and contingent commitments. In response to this release, we have outlined our off-balance sheet arrangement as well as our contractual obligations and commercial commitments as they relate to the Company.

Accounts Receivable Facility

     APW North America Inc., a wholly owned subsidiary of APW Ltd., and certain domestic subsidiaries (collectively, "Originators") previously sold trade accounts receivable to Applied Power Credit Corporation ("APCC"), a wholly-owned, limited purpose, consolidated subsidiary of the Company. APCC is a separate corporate entity that would sell participating interests in its pool of accounts receivable to financial institutions ("Purchasers"). The Purchasers, in turn, received an ownership and security interest in the pool of receivables. Participation interests in new receivables generated by the Originators were purchased by APCC and resold to the Purchasers on a revolving basis as collections reduced previously sold participation interests. The accounts receivable sold to Purchasers were reflected as a reduction of receivables in the Condensed Consolidated Balance Sheets. APCC had no risk of credit loss on such receivables as they were sold without recourse. APW North America Inc. retained collection and administrative responsibilities on the participation interests sold as servicer for APCC and the Purchasers. Further, APCC is a bankruptcy remote corporation, and as such, the assets held by APCC were not available to satisfy the claims of APW Ltd.'s creditors until all of the amounts owed to the Purchasers had been paid in full.

     The Accounts Receivable Facility described above represented "off-balance sheet financing." This resulted in assets being removed from our balance sheet, rather than incurring a liability similar to that of traditional financing. The receivables were sold on a revolving basis where new eligible receivables replaced collected receivables on a daily basis. On May 17, 2002, this facility was terminated in conjunction with the Chapter 11 filing. On that date, $34.5 million of accounts receivable previously sold under the Facility were repurchased by the Company and to the extent they were still outstanding at May 31, 2002, are included in the balance sheet at that date. At August 31, 2001, $58.0 million of this facility was utilized and those receivables were excluded from the balance sheet at that date.

Contractual Obligations and Commercial Commitments

     We lease, through various subsidiaries, certain facilities and equipment under various lease agreements generally over periods of one to twenty years. Under most arrangements, we also pay the property taxes, insurance, maintenance and expenses related to the leased properties. None of the leases have been impaired as a result of the Chapter 11 filing. Future obligations on non-cancelable operating leases in effect at May 31, 2002 are: $9.6 million for the remainder of fiscal 2002, $25.5 million in fiscal 2003 and $164.2 million thereafter. These amounts represent amounts that have previously been disclosed in our Form 10-K for the twelve months ended August 31, 2001 as adjusted for the current year's activity, primarily related to the rationalization of facilities as part of the on-going restructuring program. Included in the May 31, 2002 Condensed Consolidated Balance Sheet are $12.1 million of lease exit reserves that would reduce the expense of our future obligations listed above. Total rental expense under operating leases for the fiscal 2002 nine months was approximately $20.1 million.

Capitalization

     Debt at May 31, 2002 totaled $726.3 million, of which $664.9 million is included in Liabilities subject to compromise on the Condensed Consolidated Balance Sheets, an increase of approximately $104.8 million from August 31, 2001. The increase in debt was primarily due to restructuring costs, capital expenditures, the $58.0 million decrease in receivables sold under the accounts receivable facility and the $60.0 million obtained from the DIP financing facility, offset by $19.2 million of proceeds from the sale of a division.

Liquidity

     On May 16, 2002, the Court approved and, the Company entered into a $110 million debtor-in-possession financing ("DIP financing facility") agreement with certain members of its lender group. The DIP financing facility is comprised of the following three tranches: (i) tranche A ($70 million) is collateralized by US receivables and inventory at an interest rate of LIBOR plus 3.50%; (ii) tranche B ($20 million) is collateralized by UK and Ireland property, plant and equipment, receivables and inventory at an interest rate of LIBOR plus 4.25%; and (iii) tranche C ($20 million) is collateralized by all other Company assets at an interest rate of LIBOR plus 5.00%. The DIP financing facility has a stated termination date of 180 days from May 16, 2002. Under the terms of the DIP financing facility, upon emergence from bankruptcy, the termination date for tranches A and B will be automatically extended to November 15, 2003, and the termination date for tranche C will be automatically extended to May 15, 2004, if the Company is unable to obtain and close refinancing in an amount that is sufficient to refinance and pay in full all of the obligations. Initial proceeds from the DIP financing facility were used to repurchase accounts receivable that had been sold under a previous facility. The DIP financing facility converts into an exit facility upon APW Ltd.'s emergence from Chapter 11. At May 31, 2002, all outstanding borrowings under the DIP financing facility were from tranche A. The LIBOR rate at May 31, 2002 was 1.84%.

     At May 31, 2002, we had $50.0 million of borrowings available under the DIP financing facility and $22.2 million in cash.

     In December 2001, a subsidiary of the Company received notification from the lessor of two of its aircraft that the lease contracts ("contracts") for the two aircraft would be terminated effective March 4, 2002. In conjunction with the termination, the terms of the contracts would require the Company to pay the lessor approximately $12.3 million for the two aircraft and, in exchange, the lessor would convey all of its rights, title and interest in the two aircraft to the Company. The Company is actively working with the lessor to identify a third party which would purchase and/or lease the two aircraft, thereby eliminating the Company's $12.3 million payment obligation. The lessor has informed the Company that it is willing to continue to work with the Company to find third party alternatives to eliminate the cost of terminating this contract, provided the Company continues to make scheduled lease payments. As such, the Company has recorded a charge of $2.0 million during the second quarter related to its decision to discontinue use of the related aircraft. This charge reflects management's current estimates of the cost of the ultimate disposition of the two aircraft.

New Accounting Pronouncements

     In June 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for us as of July 31, 2001. SFAS No. 142 will be effective for us for existing goodwill and intangible assets on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. We are currently evaluating the impact of SFAS No. 142.

     In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. We are required to adopt SFAS No. 143 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. We are currently evaluating the impact of SFAS No. 143.

     In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes". SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. We will be required to adopt SFAS No. 144 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. We are currently evaluating the impact of SFAS No. 144.

     In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. SFAS No. 145 rescinds the indicated statements and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will be required to adopt SFAS No. 145 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 145.

     In June 2002, the FASB voted in favor of issuing SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company will be required to adopt SFAS No, 146 for exit or disposal activities initiated after December 31, 2002, or for exit or disposal activities initiated after emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 146.

Forward-looking Statements and Cautionary Factors

     Certain statements contained in this document, as well as statements in other Company communications, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms "anticipate", "believe", "estimate", "expect", "objective", "plan", "project" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions, market conditions in the computer, semiconductor, telecommunication, and electronic industries in North America, South America, Europe and Asia, market acceptance of existing and new products, successful integration of acquisitions, competitive product and pricing pressures, foreign currency risk, interest rate risk, the Company's ability to emerge from the Chapter 11 proceedings, the Company's ability to access capital markets, extension of forbearance of interest obligations and other factors that may be referred to in APW Ltd.'s reports filed with the Securities and Exchange Commission from time to time.

FINANCIAL INFORMATION

Financial Statements

                      APW Ltd. (in provisional liquidation)
                              Debtor-in-Possession
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (Unaudited)

                                                                   Three Months Ended                Nine Months Ended
                                                                         May 31,                          May 31,
                                                             -------------------------------  -------------------------------
                                                                       As Restated                      As Restated
                                                             -------------------------------  -------------------------------
                                                                  2002            2001             2002            2001
                                                             --------------- ---------------  --------------  ---------------
Net sales                                                    $     221,940    $     300,208   $     642,624   $      977,494
Cost of products sold                                              210,354          270,080         595,518          796,590
                                                             --------------  ---------------  --------------  ---------------

       Gross profit                                                 11,586           30,128          47,106          180,904

Engineering, selling and administrative expenses                    43,693           67,181         134,747          180,434
Amortization and impairment of intangible assets                     3,841            7,581         407,515           20,022
Restructuring charges                                                4,741           12,484          22,217           12,484
(Gain) loss on sale of subsidiary                                        -                -          (8,210)           2,667
                                                             --------------  ---------------  --------------  ---------------

       Operating loss                                              (40,689)         (57,118)       (509,163)         (34,703)

Reorganization items                                                21,675                -          21,675                -
Financing costs                                                     13,996           15,368          44,935           29,141
Other expense (income), net                                         (1,830)             980          (2,324)           2,038
                                                             --------------  ---------------  --------------  ---------------

Loss before income tax expense (benefit)                           (74,530)         (73,466)       (573,449)         (65,882)

Income tax expense (benefit)                                             -          (17,642)         31,792          (14,774)
                                                             --------------  ---------------  --------------  ---------------


Net loss                                                     $     (74,530)  $      (55,824)  $    (605,241)  $      (51,108)
                                                             ==============  ===============  ==============  ===============

Basic and diluted loss per share:

   Loss per share                                            $       (1.86)  $        (1.39)   $     (15.11)  $        (1.29)
                                                             ==============  ===============  ==============  ===============

   Weighted average common and potential dilutive
     common shares outstanding                                      40,056           40,038          40,052           39,551
                                                             ==============  ===============  ==============  ===============


      See accompanying Notes to Condensed Consolidated Financial Statements

                      APW Ltd. (in provisional liquidation)
                              Debtor-in-Possession
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (In thousands, except share and per share data)

                                                                                              As Restated
                                                                                  -------------------------------------
                                                                                       May 31,            August 31,
                                                                                        2002                 2001
                                                                                  -----------------    ----------------
                                                                                    (Unaudited)
                                             ASSETS
                                             ------
Current assets

        Cash and cash equivalents                                                 $         22,201     $         6,190
        Accounts receivable, net                                                           132,430             112,948
        Inventories                                                                         90,534             130,937
        Prepaid expenses                                                                    16,435              14,213
        Deferred income taxes                                                                  546              16,650
                                                                                  -----------------    ----------------
                  Total current assets                                                     262,146             280,938

Property, plant and equipment                                                              390,774             477,915
        Less: Accumulated depreciation                                                    (185,990)           (222,886)
                                                                                  -----------------    ----------------
                  Net property, plant and equipment                                        204,784             255,029

Goodwill, net                                                                              299,167             679,225
Other intangible assets, net                                                                 3,637              27,616
Other assets                                                                                52,599              58,524
                                                                                  -----------------    ----------------

                 Total assets                                                     $        822,333     $     1,301,332
                                                                                  =================    ================

                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
                        ----------------------------------------------
Current liabilities

         Short-term borrowings                                                    $              -     $       603,353
         Trade accounts payable                                                             83,018             119,904
         Debtor-in-possession financing                                                     60,000                   -
         Accrued compensation and benefits                                                  26,598              30,126
         Income taxes payable                                                               41,142              33,859
         Other current liabilities                                                          47,204              40,701
                                                                                  -----------------    ----------------
                 Total current liabilities                                                 257,962             827,943

Long-term debt                                                                               1,339              18,096
Other long-term liabilities                                                                 33,995              45,375

Liabilities subject to compromise                                                          689,685                   -

Debtor-in-possession warrants                                                               25,451                   -

Shareholders' equity (deficit)
         Common Stock--$0.01 par value per share; authorized 250,000,000 shares;
           issued and outstanding, less contingent shares, 40,056,507
           and 40,042,207 shares, respectively                                                 400                 400
         Share premium                                                                     679,429             669,772
         Accumulated deficit                                                              (839,050)           (233,765)
         Accumulated other comprehensive loss                                              (26,878)            (26,489)
                                                                                  -----------------    ----------------
                  Total shareholders' equity (deficit)                                    (186,099)            409,918
                                                                                  -----------------    ----------------

                  Total liabilities and shareholders' equity (deficit)            $        822,333     $     1,301,332
                                                                                  =================    ================

      See accompanying Notes to Condensed Consolidated Financial Statements

                      APW Ltd. (in provisional liquidation)
                              Debtor-in-Possession
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                   (Unaudited)

                                                                                      Nine Months Ended
                                                                                           May 31,
                                                                                -----------------------------
                                                                                         As Restated
                                                                                -----------------------------
                                                                                    2002              2001
                                                                                -----------       -----------
Operating activities
--------------------
Net loss                                                                        $ (605,241)       $  (51,108)
Adjustments to reconcile net loss to net cash
      used in operating activities:
           Depreciation and amortization                                           460,817            65,814
           Amortization of financing fees                                            9,206               782
           Gain from sale of assets                                                 (1,747)             (311)
           (Gain) loss on sale of subsidiary                                        (8,210)            2,667
           Deferred income taxes                                                    27,565           (10,478)
           Restructuring charges                                                    22,217            12,484
           Reorganization items                                                     21,675                 -
           Changes in operating assets and liabilities:
                    Accounts receivable                                             38,886            30,684
                    Inventories                                                     37,129            15,277
                    Prepaid expenses and other assets                               (3,448)           (2,500)
                    Trade accounts payable                                         (37,307)          (27,381)
                    Income taxes                                                     7,891           (42,252)
                    Other liabilities                                               (1,621)          (30,284)
                                                                                -----------       -----------
     Net cash used in operating activities before reorganization items             (32,188)          (36,606)

           Reorganization items                                                       (296)                -
                                                                                -----------       -----------
     Net cash used in operating activities                                         (32,484)          (36,606)

Investing activities
--------------------
Proceeds on the sale of property, plant and equipment                                8,481             2,466
Additions to property, plant and equipment                                         (16,137)          (80,926)
Net proceeds on sale of subsidiary, net of cash sold                                19,241             1,782
Business acquisitions, net of cash acquired                                              -          (241,546)
Other investing activities                                                            (448)           (4,028)
                                                                                -----------       -----------
     Net cash provided by (used in) investing activities                            11,137          (322,252)

Financing activities
--------------------
Net short term borrowings (repayments)                                              (5,632)            4,644
Principal repayments on pre-petition debt                                         (183,224)          (96,650)
Principal borrowings on pre-petition debt                                          230,065           516,305
Borrowings on DIP facility                                                          60,000                 -
DIP facility financing costs                                                        (3,734)                -
Net repayments of commercial paper                                                       -           (33,896)
Net receivables financed (repayments)                                              (58,019)          (18,912)
Debt financing costs                                                                (2,100)           (7,700)
Stock option exercises                                                                   -             1,405
Other financing activities                                                             (42)             (748)
                                                                                -----------       -----------
     Net cash provided by financing activities                                      37,314           364,448

Effect of exchange rate changes on cash                                                 44               543
                                                                                -----------       -----------

Net increase in cash and cash equivalents                                           16,011             6,133

Cash and cash equivalents - beginning of period                                      6,190               712
                                                                                -----------       -----------

Cash and cash equivalents - end of period                                       $   22,201        $    6,845
                                                                                ===========       ===========

      See accompanying Notes to Condensed Consolidated Financial Statements

                     APW Ltd. (in provisional liquidation)
                              Debtor-in-Possession
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Restatements:

     APW Ltd. (hereinafter referred to as "APW Ltd.", "APW" or "the Company") has determined that accounting improprieties occurred in fiscal 2002, 2001, 2000 and 1999 at one U.S. subsidiary and in fiscal 2001 at one U.K. subsidiary. These accounting improprieties resulted in the overstatement of assets (primarily cash and inventory) and income and the understatement of liabilities (primarily trade accounts payable and accrued compensation and benefits) and expense. As a result, the consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 as well as the interim results for these periods and the results for the interim periods ended November 30, 2001, February 28, 2002 and May 31, 2002 have been restated. The restated consolidated financial statements as of August 31, 2001 and 2000 and for the years ended August 31, 2001, 2000 and 1999 have been included in a Form 10-K/A. Restated condensed financial statement information for the interim periods in the years ended August 31, 2001 and 2000 have been included in Item 8 of the Form 10-K/A. Restated condensed financial statement information for the interim periods ended May 31, 2002 and 2001 are included herein.

A summary of the effects of the restatements are set forth in Note 17.

As a result of the restatement for the year ended August 31, 2001, the Company believes that it would have been in default of certain debt covenants as of August 31, 2001, unless the Company had obtained waivers or the Company's lenders had amended the debt covenants. Accordingly, the Company has classified borrowings under the Revolving Multi-Currency Credit Agreement and the U.K. Facility Agreement as a current liability as of August 31, 2001 in the restated consolidated financial statements.

Note 2 - Reorganization Under Chapter 11

     On May 16, 2002, APW Ltd. (in provisional liquidation), a Bermuda company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") (Case No. 02-12335). The proceeding involved only APW Ltd., the Bermuda company, and Vero Electronics, Inc., a non-operating entity and subsidiary of APW Ltd. (Case No. 02-12334). All other subsidiaries of the Company were excluded from the proceeding and continue to conduct business with customers and suppliers in the ordinary course. The Company will continue to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The bankruptcy proceedings are being jointly administered under Case No. 02-12334 (PCB).

     On May 30, 2002, a proceeding (the "Bermuda Proceeding") was commenced pursuant to the Companies Act 1981 with respect to APW Ltd. in the Bermuda Supreme Court in connection with a winding-up petition. One of the purposes of the filing was the imposition of a statutory stay preventing third parties from continuing or taking actions against APW in Bermuda. On May 30, 2002, the Bermuda court appointed Malcolm L. Butterfield of KPMG Bermuda and Philip W. Wallace of KPMG London, England as joint provisional liquidators of APW Ltd. (or, as referred to herein, the JPLs) with limited supervisory powers. The appointment of the JPL's and statutory stay enabled the JPL's to perform supervisory and oversight of the management of APW while reviewing the Plan of reorganization with a view to its treatment of creditors. On July 22, 2002, the JPLs were granted various powers, including the power to authorize the sale of any business, operation, subsidiary, division or other significant asset of APW Ltd.

     APW Ltd. decided to pursue reorganization under Chapter 11 of the Bankruptcy Code based upon the certainty of the elimination of pre-petition indebtedness and as a consequence the ability of the Company to emerge from bankruptcy significantly deleveraged. As a debtor-in-possession, APW Ltd. is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court, after notice and an opportunity for a hearing.

Confirmation of Plan of Reorganization

     On July 24, 2002, the Bankruptcy Court entered an order confirming APW Ltd.'s and Vero's Amended and Restated Plan of Reorganization dated June 19, 2002 (as modified, amended or supplemented, the "Plan"). APW Ltd. emerged on July 31, 2002.

     Pursuant to the terms of the Plan, subject to the approval of the joint provisional liquidators (the "JPLs") appointed in the Bermuda Proceeding and, if required, the approval of the Bermuda Supreme Court, all of the assets and liabilities which were to be retained by APW Ltd. under the original Plan will be transferred to AWP Ltd. ("AWP"), a newly formed Bermuda company, including the right to use the name "APW Ltd.," which will be become the successor-in-interest to APW Ltd. After the consummation of the Plan, APW Ltd. will change its name to BQX Ltd. and AWP Ltd. will change its name to APW Ltd. The above name changes became effective on July 31, 2002.

     In addition, as of July 31, 2002, the effective date of the Plan, AWP (the successor in interest to APW Ltd.) issued under the Plan the following:

     . New Secured Notes in the aggregate principal amount of $100 million issued to its senior secured lenders,

     . 1,000,000 common shares of AWP (the successor in interest to APW Ltd.) (the "APW Common Shares") issued to its senior secured lenders which represents 100% of the outstanding common shares of AWP after the consummation of the Plan,

     . Warrants to purchase up to 60,606 APW Common Shares at an exercise price of $448.95 per share issued to the current equity holders of APW Ltd., and

     . Warrants to purchase up to 303,030 APW Common Shares at an exercise price of $0.02 per share issued to lenders under the Credit Facility (defined below).

     As of July 31, 2002, there were approximately 40.8 million common shares of APW Ltd. outstanding. Under the Plan, holders of APW Ltd. common shares as of the July 31, 2002 record date received (a) warrants representing the right to purchase 60,606 APW Common Shares as stated above and (b) retain existing common shares in APW Ltd. (which as a practical matter will be liquidated and no distribution is expected to shareholders). Subsequent to the effective date of the Plan, APW Ltd. will be dissolved, liquidated or wound-up by joint provisional liquidators in connection with a proceeding in Bermuda or otherwise pursuant to applicable Bermuda law, and no assets are expected to be distributed to current shareholders.

     After the consummation of the Plan, AWP Ltd. (as successor to APW Ltd.) is expected to have approximately 1.8 million authorized common shares, par value $0.02 per share, of which 1,000,000 common shares will be outstanding. All such 1,000,000 shares will be issued as of the consummation of the Plan.

     The board of directors of AWP Ltd. (as successor to APW Ltd.) after consummation of the Plan are to consist of: Richard G. Sim, W. Peter Douglas, Christopher S. Brothers, Stephen A. Kaplan, Michael P. Harmon, J. Richard Budd and Toni J. Smith.

     In addition, the Plan provides for a new management incentive plan for issuance of options to purchase to key employees or the opportunity for such key employees to purchase 10% of the APW Common Shares on a fully diluted basis (or 151,515 shares).

     As of May 31, 2002, APW Ltd., the Bermuda company, and Vero Electronics, Inc., a non-operating entity and subsidiary of APW Ltd., had assets and liabilities of $1.5 billion and $0.8 billion, respectively.

The Credit Facility

     Concurrent with the Chapter 11 filing, the Company entered into a new $110.0 million debtor-in-possession credit facility ("Credit Facility") to provide for the payment of permitted pre-petition claims, working capital needs, letters of credit and other general corporate purposes. The Credit Facility requires that we maintain certain financial covenants and restrict liens, indebtedness, capital expenditures, dividend payments and sale of assets. Upon emergence from the Chapter 11 proceeding, the Credit Facility was extended until November 15, 2003 with respect to $90.0 million of the Credit Facility and May 15, 2004 with respect to $20.0 million of the Credit Facility.

Fresh Start Accounting

     As a result of the bankruptcy, the Company will adopt fresh start accounting pursuant to guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", as of July 31, 2002. In accordance with the principles of fresh start accounting, the Company will adjust the carrying values of its assets and liabilities to their fair values as of July 31, 2002. The application of fresh start accounting will result in material changes to the carrying values of the Company's assets and liabilities.

Going Concern

     Following its emergence from the Chapter 11 proceeding, the ability of APW Ltd., the successor company, to continue as a going concern is predicated upon, among other things, compliance with the provisions of the Credit Facility and the term loan agreement related to the $100 million in new secured notes issued under the Plan and the ability to generate cash flows from operations and obtain financing sources sufficient to satisfy future obligations.

Note 3 - Description of Business

     APW Ltd. is a leading global provider of Technically Enabled Manufacturing Services ("TEMS"), focused on designing and integrating large electronic products. APW has the capabilities to design and manufacture various subsystems for electronic products, including enclosures, thermal management systems, backplanes, power supplies, printed circuit board assemblies, and cabling, either as integrated custom systems or as individual subsystems. In addition, APW provides a wide range of integration services to its customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services. APW's focus is on large infrastructure solutions, such as wireless base stations and switches, enterprise hardware and Internet server enclosures. APW is not targeting high volume markets, such as personal computers or cell phone handsets. These products provide APW's customers with accelerated time-to-market scheduling and decreased time-to-volume production, while reducing their production costs and allowing them to focus on the design and marketing of their products. APW believes the Company's emphasis on technical innovation and vertically integrated engineering and manufacturing expertise, coupled with its total solution approach, which can be delivered on a worldwide basis, differentiates the Company in the marketplace.

Note 4 - Holding Company Structure

     APW Ltd. operates as a holding company that has no significant assets other than investments in the stock of its wholly owned subsidiaries, intellectual property and intercompany receivables. APW Ltd. has significant indebtedness, primarily incurred through its Multi-Currency Credit facilities, which is collateralized by substantially all of the assets, including the stock, of its subsidiaries. APW Ltd. relies on dividends and distributions from its subsidiaries as its primary source of cash, primarily to service its indebtedness.

Note 5 - Summary of Significant Accounting Policies

     Basis of Presentation: The accompanying unaudited condensed consolidated financial statements of APW Ltd. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and with the instructions of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the financial statements include all adjustments which are normal and recurring in nature necessary to present fairly the financial position of the Company at May 31, 2002, the results of operations for the three and nine months ended May 31, 2002 and 2001 and cash flows for the nine months ended May 31, 2002 and 2001. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company's fiscal 2001 Annual Report on Form 10-K.

     The accompanying unaudited condensed consolidated financial statements of APW Ltd. have also been prepared in accordance with the AICPA's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 provides for segregating pre-petition liabilities that are subject to compromise, identifying all transactions and events that are directly associated with the reorganization of the Company and discontinuing the accrual of interest on unsecured debt.

     Loss Per Share: Basic earnings per share is calculated by dividing net earnings (loss) by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by using the weighted average common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and warrants.

     Earnings (loss) per share for the three and nine months ended May 31, 2002 and 2001 is based on the following (in thousands, except earnings per share amounts):

                                                                Three Months Ended         Nine Months Ended
                                                                      May 31,                   May 31,
                                                             ------------------------- -------------------------
                                                                   As Restated                As Restated
                                                             ------------------------- -------------------------
                                                                 2002        2001          2002         2001
                                                             ------------ ------------ ------------ ------------
Numerator:

    Net loss for basic and diluted earnings per share        $   (74,530) $   (55,824) $  (605,241) $   (51,108)
                                                             ===========  ===========  ===========  ===========

Denominator:

    Weighted average common and potential common shares
      outstanding for basic and diluted earnings (loss) per
      share                                                       40,056       40,038       40,052       39,551
                                                             ===========  ============ ===========  ===========

Basic and diluted earnings (loss) per share                  $     (1.86) $     (1.39) $    (15.11) $     (1.29)
                                                             ===========  ===========  ===========  ===========

     When the Company reports positive net earnings, the diluted earnings per share calculation will include the impact of dilutive securities issued under the existing stock option plans and any warrants then outstanding. Due to the net losses in all periods presented, the effect of options and warrants to purchase shares have been excluded because they would be anti-dilutive.

     New Accounting Pronouncements: In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for APW Ltd. as of July 31, 2001. SFAS No. 142 will be effective for the Company for existing goodwill and intangible assets on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 142.

     In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. The Company is required to adopt SFAS No. 143 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 143.

     In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes". SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. The Company will be required to adopt SFAS No. 144 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 144.

     In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. SFAS No. 145 rescinds the indicated statements and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will be required to adopt SFAS No. 145 on September 1, 2002 or upon emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 145.

     In June 2002, the FASB voted in favor of issuing SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company will be required to adopt SFAS No, 146 for exit or disposal activities initiated after December 31, 2002, or for exit or disposal activities initiated after emergence from the Chapter 11 reorganization, expected on or around August 1, 2002, whichever is earlier. The Company is currently evaluating the impact of SFAS No. 146.

     Reclassifications: Certain prior period amounts have been reclassified to conform with the fiscal 2002 presentation. Such reclassifications had no impact on previously reported net earnings (loss).

Note 6 - Intangible Asset Impairment, Restructuring and Other Charges

   Goodwill and other intangible asset impairment charge

      During the second quarter of fiscal 2002, the Company performed an impairment assessment of long-lived assets, which include property, plant and equipment, goodwill and other intangible assets. The assessment was performed primarily due to the reduced financial performance of the Company's operating results during the first six months of fiscal 2002 as compared with previously developed estimates. As a result of the assessment, the Company recorded a $391.6 million impairment charge to further reduce the carrying value of goodwill and other intangible assets. The impairment charge is recorded as a component of amortization and impairment of intangible assets in the Condensed Consolidated Statement of Operations for the nine months ended May 31, 2002. The Company updated the impairment assessment at May 31, 2002 and as a result no further impairment charge was recorded for the three months ended May 31, 2002. In determining whether an impairment of long-lived assets has occurred, the Company compares estimated undiscounted cash flows to the related asset book value. The charge was measured in accordance with the provisions of SFAS No. 121, based upon the Company's estimated future discounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model.

      The remaining long-lived assets are supported by management's current best estimates of future undiscounted cash flows and will continue to be depreciated and amortized over their remaining useful lives, which management considers appropriate. However, there can be no assurances that the Company's (including its successor) revised forecast will be achieved and accordingly future impairment charges may be necessary. Additionally, the carrying value of remaining long-lived assets is supported by estimates of future undiscounted cash flows as of May 31, 2002, and such amounts could be stated at amounts in excess of their fair values.

   Restructuring

      Beginning in fiscal 2001 and continuing in fiscal 2002, management developed formal plans to exit certain facilities and involuntarily terminate employees. Management's plans to exit certain facilities included the identification of manufacturing and sales facilities for closure and the transfer of the related operations to other facilities. Management currently anticipates that the facility closures and all related activities will be substantially complete within one year of the commitment dates of the respective exit plans.

      During the three and nine months ended May 31, 2002, the Company recognized pre-tax restructuring and other charges of $14.0 million and $50.5 million, respectively. The components of the charges recorded are as follows (in millions):

                                                 Three Months    Nine months
                                                 Ended May 31,  Ended May 31,
                                                     2002           2002
                                                ------------------------------
      Facility closure costs:
           Severance                               $    1.8       $    9.3
           Lease exit costs                             2.9           12.9
           Equipment impairment                         5.0           20.5
           Other costs                                  4.3            7.8
                                                ------------------------------
             Total facility closure costs          $   14.0       $   50.5
                                                ==============================

      Facility closure costs relate to the rationalization of seven facilities in the first quarter of fiscal 2002, three facilities in the second quarter of fiscal 2002 and two facilities in the third quarter of fiscal 2002. The severance charges impact both salaried and hourly employees. The costs are recorded in the Condensed Consolidated Statement of Operations for the three and nine months ended May 31, 2002, respectively, as follows: (i) severance and lease exit costs totaling $4.7 million and $22.2 million are recorded as restructuring charges; (ii) equipment impairment charges, resulting from facility closures, of $5.0 million (recorded as cost of products) and $20.5 million ($18.4 million recorded as cost of products sold and $2.1 million recorded as engineering, selling and administrative expenses); and (iii) other facility closure costs totaling $4.3 million ($3.2 million recorded as cost of products sold, $0.1 million recorded as engineering, selling and administrative expenses and $1.0 million recorded as amortization and impairment of intangible assets) and $7.8 million ($6.4 million recorded as cost of products sold, $0.4 million recorded as engineering, selling and administrative expenses and $1.0 million recorded as amortization and impairment of intangible assets).

     The following table summarizes the activity with respect to fiscal 2002 restructuring charges (in millions, except employee data):

                                                        Number
                                                          of          Severance    Facilities
                                                      Employees        Reserve       Reserve     Total Reserve
                                                   ---------------  ------------- ------------- ---------------
Total reserve balance at August 31, 2001                 287          $     2.1    $     5.2       $     7.3
Add: Fiscal 2002 nine month charges                      933                9.3         12.9            22.2
Less: Fiscal 2002 nine month utilization                (982)              (9.2)        (6.0)          (15.2)
                                                   ---------------  ------------- ------------- ---------------
Total reserve balance at May 31, 2002                    238          $     2.2    $    12.1       $    14.3
                                                   ===============  ============= ============= ===============

Note 7 - Reorganization Items

   Net costs resulting from reorganization of the business have been reported in the Condensed Consolidated Statements of Operations separately as reorganization items. For the three and nine months ended May 31, 2002, the following have been recorded (in thousands):

                                                                              Three and Nine
                                                                               Months Ended
                                                                               May 31, 2002
                                                                            ------------------
Loss on deferred financing costs related to liabilities subject to           $         17,818
     compromise (non-cash)
Professional and other fees directly related to Chapter 11 filing                       1,547
Loss on discontinuance of derivative instruments (non-cash) (see Note 7)                2,310
                                                                            ------------------
            Total                                                            $         21,675
                                                                            ==================

Note 8 - Comprehensive Income (Loss)

       The components of comprehensive loss are as follows (in thousands):

                                                           Three Months Ended            Nine Months Ended
                                                                 May 31,                        May 31,
                                                       ---------------------------  -----------------------------
                                                               As Restated                  As Restated
                                                       ---------------------------  -----------------------------
                                                            2002          2001           2002            2001
                                                       -------------  ------------  --------------   ------------

   Net loss                                             $  (74,530)    $ (55,824)    $  (605,241)    $  (51,108)

   Cumulative effect of change in accounting
    principle for derivatives and hedging
    activities, net of tax                                       -             -               -            168

   Derivative instrument fair market value adjustment         (124)           49          (1,503)        (1,023)

   Reclassification of loss on discontinuance of
      derivative instruments to earnings as a
      reorganization item                                    2,310             -           2,310              -

   Reclassification of derivative losses to earnings           377            26             916            107

   Foreign currency translation adjustments                   (416)       (4,622)         (2,112)        (4,783)
                                                       -------------  ------------  --------------   ------------

   Comprehensive (loss) income                          $  (72,383)    $ (60,371)    $  (605,530)    $  (56,639)
                                                       =============  ============  ==============   ============

                                       92

Note 9 - Inventories

      Inventories consisted of (in thousands):

                                                                          As Restated
                                                             -------------------------------------
                                                                 May 31,            August 31,
                                                                  2002                 2001
                                                             ----------------     ----------------
               Raw material                                   $       60,629       $       73,427
               Work-in-progress                                       26,322               31,945
               Finished goods                                         21,394               39,591
                                                             ----------------     ----------------
               Total inventories, gross                              108,345              144,963
               Less: inventory reserves                              (17,811)             (14,026)
                                                             ----------------     ----------------
                            Total inventories, net            $       90,534      $       130,937
                                                             ================     ================

      Due to continued weakness in the computing, telecommunication, and semi-conductor markets served by APW Ltd., the Company recorded a charge of $4.6 million in the fiscal 2002 third quarter to increase inventory reserves.

Note 10 - Divestitures

      On February 13, 2002, APW Ltd. completed the sale of its Zero Cases division. Total consideration from the transaction was a net $19.2 million, which resulted in a net book gain of $8.2 million.

Note 11 - Accounts Receivable Facility

      On May 17, 2002, the Company's Accounts Receivable Facility terminated. On that date, $34.5 million of accounts receivable previously sold under the Accounts Receivable Facility were repurchased by the Company using proceeds from the debtor-in-possession financing facility (see Note 12 below). At August 31, 2001, accounts receivable were reduced by $58.0 million, representing receivable interests sold under the Accounts Receivable Facility.

Note 12 - Contingencies and Litigation

      APW Ltd. is a party to various legal proceedings which have arisen in the normal course of its business. These legal proceedings typically include product liability, environmental, labor, patent and contract claims, and commission disputes.

      APW Ltd. has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and such loss can be reasonably estimated. In the opinion of management, the resolution of these contingencies will not have a material adverse effect on APW Ltd.'s financial condition, results of operations or cash flows.

      APW Ltd. has facilities at numerous geographic locations, which are subject to a range of environmental laws and regulations. Compliance with these laws has and will require expenditures on a continuing basis. Predecessors to APW Ltd. have been identified by the United States Environmental Protection Agency ("EPA") as "Potentially Responsible Parties" regarding various multi-party Superfund sites. Potentially Responsible Parties are jointly and severally liable with respect to Superfund remediation liabilities. Any liability in connection with these sites has been assumed by APW Ltd. Based on the Company's investigations, management believes that the Company is a de minimis participant in certain of these sites. As to one other site, the Company is a minor participant, and the Company's share of estimated cleanup costs is not likely to exceed $1.1 million. As to another EPA site where the Company is not a de minimis participant, the state has required additional ground water testing at a former APW Ltd. manufacturing facility, and the Company cannot reasonably estimate the amount of the Company's liability, if any. In addition, the Company is also involved in other state cleanup actions for which management believes the aggregate costs of remediation are adequately reserved for.

      APW Ltd. anticipates that environmental costs will be expensed or capitalized depending on their future economic benefits. Expenditures that have no future economic value are expensed. Liabilities will be recorded when environmental remediation is probable and the costs can be reasonably estimated. Although the level of future expenditures for environmental remediation is impossible to determine with any degree of certainty, management does not believe these costs are likely to have a material adverse effect on APW Ltd.'s financial position, results of operations or cash flows.

      In December 2001, a subsidiary of the Company received notification from the lessor of two of its aircraft that the lease contracts ("contracts") for the two aircraft would be terminated effective March 4, 2002. In conjunction with the termination, the terms of the contracts would require the Company to pay the lessor approximately $12.3 million for the two aircraft and, in exchange, the lessor would convey all of its rights, title and interest in the two aircraft to the Company. The Company is actively working with the lessor to identify a third party which would purchase and/or lease the two aircraft, thereby eliminating the Company's $12.3 million payment obligation. The lessor has informed the Company that it is willing to continue to work with the Company to find third party alternatives to eliminate the cost of terminating this contract, provided the Company continues to make scheduled lease payments. As such, the Company recorded a charge of $2.0 million during the second quarter related to its decision to discontinue use of the related aircraft. This charge reflects management's current estimates relating to the cost of the ultimate disposition of the two aircraft.

      The Company, as well as one current and one former executive, have been sued in three actions which are pending in the United States District Court for the Eastern District of Wisconsin in connection with alleged violations of Federal securities laws which preceded a drop in the price of its common stock ending on March 20, 2001. The first of these suits which is captioned Stewart Norman Hicks v. APW Ltd., et al., was filed on December 10, 2001. The subsequently filed suits are captioned Robert Betz v. APW Ltd, et al., and Market Street Securities v. APW Ltd., et al. The complaints for all three suits allege violations of the Federal securities laws and seek certification of a plaintiff class consisting of all purchasers of the Company's common stock between September 26, 2000 and March 20, 2001, inclusive. The complaint does not quantify the damages. The Company has not yet been served with the complaints but understands that the respective plaintiffs intend to seek consolidation of the suits. At this time, the Company is evaluating the merits of these claims.

      As a result of the Company's Chapter 11 filing, the above shareholder lawsuits against APW Ltd., the Bermuda holding company, have been stayed automatically by the Bankruptcy Code and, absent further order of the Bankruptcy Court, no party may take any action in the United States to recover on pre-petition claims against APW Ltd.

Note 13 - Debtor-In-Possession Facility

      On May 16, 2002, the Bankruptcy Court approved and the Company entered into a $110 million debtor-in-possession financing ("DIP financing facility") agreement with certain members of its lender group. The DIP financing facility is comprised of the following three tranches: (i) tranche A ($70 million) is collateralized by US receivables and inventory at an interest rate of LIBOR plus 3.50%; (ii) tranche B ($20 million) is collateralized by UK and Ireland property, plant and equipment, receivables and inventory at an interest rate of LIBOR plus 4.25%; and (iii) tranche C ($20 million) is collateralized by all other Company assets at an interest rate of LIBOR plus 5.00%. The DIP financing facility has a stated termination date of 180 days from May 16, 2002. Under the terms of the DIP financing facility, upon emergence from bankruptcy, the termination date for tranches A and B will be automatically extended to November 15, 2003, and the termination date for tranche C will be automatically extended to May 15, 2004, if the Company is unable to obtain and close refinancing in an amount that is sufficient to refinance and pay in full all of the obligations. Initial proceeds from the DIP financing facility were used to repurchase accounts receivable that had been sold under a previous facility. The DIP financing facility will convert into an exit facility upon APW Ltd.'s emergence from Chapter 11. At May 31, 2002, all outstanding borrowings under the DIP financing facility were from tranche A. The LIBOR rate at May 31, 2002 was 1.84%.

      The DIP financing facility also grants warrants to the lenders for 20% of the common stock outstanding of the newly reorganized Company upon its emergence from Chapter 11 bankruptcy. The exercise price of the warrants is $0.02 per share. The warrants were valued at $25.5 million and are recorded as a liability at May 31, 2002, which will be adjusted for changes in fair value over the period the warrants are outstanding. The same amount was recorded as a deferred financing cost asset, which is being amortized over the term of the DIP financing facility of 180 days.

Note 14 - Liabilities Subject to Compromise

      Liabilities subject to compromise consisted of the following:

                                                                     May 31,
                                                                      2002
                                                                --------------
          Unsecured debt                                        $      664,935
          Accrued interest                                              22,440
          Interest rate swap liabilities                                 2,310
                                                                --------------
                  Total liabilities subject to compromise       $      689,685
                                                                ==============

Note 15 - Income Taxes

     Due to the size of APW Ltd.'s net operating loss carry-forwards in relation to the Company's recent history of unprofitable operations and to the continuing uncertainties surrounding recoverability of these losses and other net deferred tax assets, in the second quarter of fiscal 2002 a valuation allowance of $178.4 million was established to reduce the Company's net deferred tax assets to $0.4 million. APW Ltd. currently provides for income taxes only to the extent that the Company expects to pay taxes for current income, as well as for deferred taxes for those tax jurisdictions in which the Company continues to be profitable.

Note 16 - Condensed Combined Financial Statements

     The following condensed combined financial statements are presented in accordance with SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", as restated:

            Condensed Combined Consolidating Statement of Operations
                                  (In millions)

                                                                     Nine Months Ended May 31, 2002 (Unaudited)
                                                        ---------------------------------------------------------------
                                                                                 As Restated
                                                        ---------------------------------------------------------------
                                                          Entities in    Entities not in
                                                        Reorganization   Reorganization                     Combined
                                                          Proceedings     Proceedings     Eliminations    Consolidated
                                                        ---------------  --------------- --------------  --------------
Net sales                                               $            -    $      642.6   $          -    $       642.6
Cost of products sold                                                -           595.5              -            595.5
                                                        ---------------  --------------- --------------  --------------

       Gross profit                                                  -            47.1              -             47.1

Engineering, selling and administrative expenses                   7.7           127.0              -            134.7
Amortization and impairment of intangible assets                     -           407.5              -            407.5
Restructuring charges                                                -            22.2              -             22.2
(Gain) loss on sale of subsidiary                                    -            (8.2)             -             (8.2)
                                                        ---------------  --------------- -------------   --------------

       Operating earnings (loss)                                  (7.7)         (501.4)             -           (509.1)

Reorganization items                                              21.7               -              -             21.7
Financing costs                                                   43.0             1.9              -             44.9
Other expense (income), net                                          -            (2.3)             -             (2.3)
                                                        ---------------  --------------- -------------   --------------

Earnings (loss) before income tax expense (benefit)              (72.4)         (501.0)             -           (573.4)

Income tax expense (benefit)                                         -            31.8              -             31.8
                                                        ---------------  --------------- -------------   --------------

Net earnings (loss)                                     $        (72.4)   $     (532.8)  $          -    $      (605.2)
                                                        ===============  =============== =============   ==============

                 Condensed Combined Consolidating Balance Sheet
                                  (In millions)

                                                                        As of May 31, 2002 (Unaudited)
                                                        ---------------------------------------------------------------
                                                                                 As Restated
                                                        ---------------------------------------------------------------
                                                          Entities in    Entities not in
                                                        Reorganization   Reorganization                     Combined
                                                          Proceedings     Proceedings     Eliminations    Consolidated
                                                        ---------------  --------------- --------------  --------------
                        ASSETS
                        ------
Current assets

    Cash and cash equivalents                           $          0.1   $        22.1   $           -   $        22.2
    Accounts receivable, net                                      45.4            87.0               -           132.4
    Intercompany accounts receivable                             240.2               -          (240.2)              -
    Inventories                                                      -            90.6               -            90.6
    Prepaid expenses                                               4.2            12.2               -            16.4
    Deferred income taxes                                            -              .5               -              .5
                                                        ---------------  --------------  --------------  --------------
       Total current assets                                      289.9           212.4          (240.2)          262.1

Net property, plant and equipment                                    -           204.8               -           204.8
Goodwill, net                                                        -           299.2               -           299.2
Other intangible assets, net                                         -             3.6               -             3.6
Investments in subsidiaries                                      749.2           868.9        (1,618.1)              -
Intercompany loans receivable                                    384.2               -          (384.2)              -
Other assets                                                      26.8            25.8               -            52.6
                                                        ---------------  --------------  --------------  --------------
       Total assets                                     $      1,450.1   $     1,614.7   $    (2,242.5)  $       822.3
                                                        ===============  ==============  ==============  ==============

            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
            ---------------------------------------------
Current liabilities
    Trade accounts payable                              $          1.3   $        81.7   $           -   $        83.0
    Debtor-in-possession financing                                60.0               -               -            60.0
    Intercompany accounts payable                                  8.8           231.4          (240.2)              -
    Accrued compensation and benefits                                -            26.6               -            26.6
    Income taxes payable                                          10.0            31.1               -            41.1
    Other current liabilities                                      2.0            45.3               -            47.3
                                                        ---------------  --------------  --------------  --------------
       Total current liabilities                                  82.1           416.1          (240.2)          258.0

Long-term debt                                                       -             1.3               -             1.3
Intercompany loans payable                                        23.6           360.6          (384.2)              -
Other long-term liabilities                                          -            34.0               -            34.0

Liabilities subject to compromise                                689.7               -               -           689.7

Debtor-in-possession warrants                                     25.5               -               -            25.5

Shareholders'equity (deficit)
    Common stock                                                   1.8            23.5           (24.9)            0.4
    Share premium                                                679.4         1,592.1        (1,592.1)          679.4
    Accumulated deficit                                          (51.0)         (787.0)           (1.1)         (839.1)
    Accumulated other comprehensive loss                          (1.0)          (25.9)              -           (26.9)
                                                        ---------------  --------------  --------------- --------------
       Total shareholders' equity (deficit)                      629.2           802.7        (1,618.1)         (186.2)

       Total liabilities and shareholders' equity
       (deficit)                                        $      1,450.1   $     1,614.7  $     (2,242.5)  $       822.3
                                                        ===============  ==============  =============== ==============

             Condensed Combined Consolidating Statement of Cash Flow
                                  (In millions)



                                                              As Restated Nine months ended May 31, 2002 (Unaudited)
                                                        ------------------------------------------------------------------
                                                          Entities in     Entities not in
                                                        Reorganization    Reorganization                     Combined
                                                          Proceedings      Proceedings     Eliminations     Consolidated
                                                        ---------------  ---------------- ---------------  ---------------
Net cash used in operating activities                   $         (66.0) $          33.5  $             -  $         (32.5)

Investing Activities:
    Proceeds on sale of property, plant and equipment                 -              8.5                -              8.5
    Additions to property, plant and equipment                        -            (16.1)               -            (16.1)
    Net proceeds on sale of subsidiary, net of cash                   -
    acquired                                                                        19.2                -             19.2
    Other investing activities                                     (0.5)               -                -             (0.5)
                                                        ---------------  ---------------  ---------------  ---------------
       Net cash provided by investing activities                   (0.5)            11.6                -             11.1

Financing Activities:
    Net short term repayments                                         -             (5.6)               -             (5.6)
    Principal repayments on pre-petition debt                    (183.3)               -                -           (183.3)
    Principal borrowings on pre-petition debt                     230.0                -                -            230.0
    Borrowings on DIP facility                                     60.0                -                -             60.0
    DIP facility financing costs                                   (3.7)               -                -             (3.7)
    Net receivables financed (repayments)                         (34.3)           (23.7)               -            (58.0)
    Debt financing costs                                           (2.1)               -                -             (2.1)
                                                        ---------------  ---------------  ---------------  ---------------
       Net cash provided by financing activities                   66.6            (29.3)                             37.3

Effect of exchange rate changes on cash                               -              0.1                -              0.1
                                                        ---------------  ---------------  ---------------  ---------------

Net increase in cash and cash equivalents                           0.1             15.9                -             16.0

Cash and cash equivalents - beginning of period                       -              6.2                -              6.2
                                                        ---------------  ---------------  ---------------  ---------------

Cash and cash equivalents - end of period               $           0.1  $          22.1  $             -  $          22.2
                                                        ===============  ===============  ===============  ===============

Note 17--Restated Financials
----------------------------

     As described in Note 1, the consolidated financial statements as of May 31, 2002 and 2001 and for the three months and nine months ended May 31, 2002 and 2001 have been restated. These statements are unaudited. A review of the consolidated financial statements for the three and nine month periods ended
May 31, 2001 has not been performed by the Company's independent accountants.
A summary of the effects of the restatements follows:

                                    APW Ltd.
                      Consolidated Statement of Operations
                  (Dollars in millions, except per share data)


                                                         For the 3 Months Ended May 31, 2002 (Unaudited)
                                                         -----------------------------------------------
                                                         Previously
                                                          Reported        Adjustments        As Restated
                                                         ----------       -----------        -----------
Net sales                                                  $ 221.9         $    --             $ 221.9
Costs of products sold                                       209.3             1.0               210.3
                                                           -------         -------             -------

Gross profit                                                  12.6            (1.0)               11.6

Engineering, selling and administrative expenses              44.0             (.3)               43.7
Amortization of intangible assets                              3.8              --                 3.8
Restructuring charges                                          4.7              --                 4.7
                                                           -------         -------             -------

Operating loss                                               (39.9)            (.7)              (40.6)

Reorganization expenses                                       21.7              --                21.7
Net financing costs                                           14.0              --                14.0

Other income, net                                             (1.8)             --                (1.8)
                                                           -------         -------             -------
Loss before income tax expense                               (73.8)            (.7)              (74.5)
Income tax expense                                              --              --                  --
                                                           -------         -------             -------

Net loss                                                   $ (73.8)        $   (.7)            $ (74.5)
                                                           =======         =======             =======

Basic and diluted loss per share:
Loss per share                                             $ (1.84)        $  (.02)            $ (1.86)
Weighted average common shares outstanding                  40,056                              40,056

                                    APW Ltd.
                      Consolidated Statement of Operations
                  (Dollars in millions, except per share data)


                                                          For the 9 Months Ended May 31, 2002 (Unaudited)
                                                          -----------------------------------------------
                                                          Previously
                                                           Reported       Adjustments         As Restated
                                                           --------       -----------         -----------
Net sales                                                  $ 642.6          $   --             $ 642.6
Costs of products sold                                       592.5             3.0               595.5
                                                           -------          ------             -------
Gross profit                                                  50.1            (3.0)               47.1

Engineering, selling and administrative expenses             135.5             (.8)              134.7
Amortization of intangible assets                            407.5              --               407.5
Restructuring charges                                         22.2              --                22.2
Gain on sale of subsidiary                                    (8.2)             --                (8.2)
                                                           -------          ------             -------
Operating loss                                              (506.9)           (2.2)             (509.1)

Reorganization expenses                                       21.7              --                21.7
Net financing costs                                           44.9              --                44.9
Other income, net                                             (2.3)             --                (2.3)
                                                           -------          ------             -------
Loss before income tax expense                              (571.2)           (2.2)             (573.4)
Income tax expense                                            28.1            (3.7)               31.8
                                                           -------          ------             -------
Net loss                                                   $(599.3)         $ (5.9)            $(605.2)
                                                           =======          ======             =======
Basic and diluted loss per share:
Loss per share                                             $(14.96)         $ (.15)            $(15.11)
Weighted average common shares outstanding                  40,052                              40,052

                                    APW Ltd.
                           Consolidated Balance Sheet
                              (Dollars in millions)


                                                            May 31, 2002 (Unaudited)
                                                      ------------------------------------
                                                      Previously
                                                       Reported   Adjustments  As Restated
                                                       --------   -----------  -----------
ASSETS
------
Current assets
  Cash and cash equivalents                             $  24.2     $ (2.0)      $  22.2
  Accounts receivable, net                                132.5        (.1)        132.4
  Inventories                                              97.9       (7.3)         90.6
  Prepaid expenses                                         16.7        (.3)         16.4
  Deferred income taxes                                      .5         --            .5
                                                         ------     ------       -------
    Total current assets                                  271.8       (9.7)        262.1

Property, plant and equipment                             390.8         --         390.8
  Less: Accumulated depreciation                         (186.0)        --        (186.0)
                                                        -------     ------       -------
    Net property, plant and equipment                     204.8         --         204.8

Goodwill, net                                             299.2         --         299.2
Other intangibles, net                                      3.6         --           3.6
Other assets                                               52.4         .2          52.6
                                                        -------     ------       -------
    Total assets                                        $ 831.8     $ (9.5)      $ 822.3
                                                        =======     ======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities
  Short-term borrowings                                 $    --         --       $    --
  Trade accounts payable                                   81.8        1.2          83.0
  Debtor-in-possession financing                           60.0         --          60.0
  Accrued compensation and benefits                        25.9         .7          26.6
  Income taxes payable                                     41.1         --          41.1
  Other current liabilities                                46.8         .5          47.3
                                                        -------     ------       -------
    Total current liabilities                             255.6        2.4         258.0

Long-term debt                                              1.3         --           1.3
Other long-term liabilities                                34.0         --          34.0
Liabilities subject to compromise                         689.7         --         689.7
Debtor-in-possession warrants                              25.5         --          25.5

Shareholders' equity
Common stock                                                 .4         --            .4
Share premium                                             679.4         --         679.4
Accumulated deficit                                      (827.2)     (11.9)       (839.1)
Accumulated other comprehensive loss                      (26.9)        --         (26.9)
                                                        -------     ------       -------
    Total shareholders' equity                           (174.3)     (11.9)       (186.2)
                                                        -------     ------       -------
    Total liabilities and shareholders' equity          $ 831.8     $ (9.5)      $ 822.3
                                                        =======     ======       =======

                                    APW Ltd.
                 Consolidated Condensed Statement of Cash Flows
                              (Dollars in millions)


                                                     For the 9 Months Ended May 31, 2002 (Unaudited)
                                                     -----------------------------------------------
                                                      Previously
                                                       Reported       Adjustments       As Restated
Net loss                                               $ (599.3)         $(5.9)          $ (605.2)

Net cash used in operating activities                     (32.8)            .3              (32.5)

Net cash provided by investing activities                  11.1             --               11.1

Net cash provided by financing activities                  37.3             --               37.3

Effect of exchange rate changes on cash                      .1             --                 .1

Net increase in cash and cash equivalents                  15.7             .3               16.0

Cash and cash equivalents-beginning of year                 8.5           (2.3)               6.2

Cash and cash equivalents-end of year                  $   24.2          $(2.0)          $   22.2

                                    APW Ltd.
                      Consolidated Statement of Operations
                  (Dollars in millions, except per share data)


                                                         For the 3 Months Ended May 31, 2001 (Unaudited)
                                                          Previously
                                                           Reported       Adjustments       As Restated
Net sales                                                   $300.2         $   --             $300.2
Costs of products sold                                       268.4            1.7              270.1
                                                            ------         ------             ------

Gross profit                                                  31.8           (1.7)              30.1
Engineering, selling and administrative expenses              67.2             --               67.2
Amortization of intangible assets                              7.6             --                7.6
Restructuring charges                                         12.5             --               12.5
                                                            ------         ------             ------

Operating loss                                               (55.5)          (1.7)             (57.2)
Net financing costs                                           15.3             --               15.3

Other expense, net                                             1.0             --                1.0
                                                            ------         ------             ------
Loss before income tax benefit                               (71.8)          (1.7)             (73.5)
Income tax benefit                                           (17.1)           (.6)             (17.7)
                                                            ------         ------             ------

Net loss                                                    $(54.7)         $(1.1)            $(55.8)
                                                            ======         ======             ======
Basic and diluted loss per share:
Loss per share                                              $(1.37)         $(.02)            $(1.39)
Weighted average common shares outstanding                  40,038         40,038             40,038

                                    APW Ltd.
                      Consolidated Statement of Operations
                  (Dollars in millions, except per share data)


                                                        For the 9 Months Ended May 31, 2001 (Unaudited)
                                                          Previously
                                                           Reported      Adjustments      As Restated
Net sales                                                  $ 977.5        $    --            $ 977.5
Costs of products sold                                       791.6            5.0              796.6
                                                           -------        -------            -------

Gross profit                                                 185.9           (5.0)             180.9
Engineering, selling and administrative expenses             180.4             --              180.4
Amortization of intangible assets                             20.0             --               20.0
Restructuring charges                                         12.5             --               12.5
Loss on sale of subsidiary                                     2.7             --                2.7
                                                           -------        -------            -------

Operating loss                                               (29.7)          (5.0)             (34.7)
Net financing costs                                           29.2             --               29.2

Other expense, net                                             2.0             --                2.0
                                                           -------        -------            -------
Loss before income tax benefit                               (60.9)          (5.0)             (65.9)
Income tax benefit                                           (13.0)          (1.8)             (14.8)
                                                           -------        -------            -------

Net loss                                                   $ (47.9)       $  (3.2)           $ (51.1)
                                                           =======        =======            =======

Basic and diluted loss per share:
Loss per share                                             $ (1.21)       $  (.08)           $ (1.29)
Weighted average common shares outstanding                  39,551                            39,551

                                    APW Ltd.
                 Consolidated Condensed Statement of Cash Flows
                              (Dollars in millions)


                                                     For the 9 Months Ended May 31, 2001 (Unaudited)
                                                     -----------------------------------------------
                                                      Previously      Adjustments       As Restated
                                                       Reported
Net loss                                               $ (47.9)         $(3.2)            $(51.1)

Net cash used in operating activities                    (34.7)          (1.9)             (36.6)

Net cash used in investing activities                   (322.2)            --             (322.2)

Net cash provided by financing activities                364.4             --              364.4

Effect of exchange rate changes on cash                     .5             --                 .5

Net increase in cash and cash equivalents                  8.0           (1.9)               6.1

Cash and cash equivalents-beginning of year                 .6             .1                 .7

Cash and cash equivalents-end of year                  $   8.6          $(1.8)            $  6.8

         We have calculated the ratio of earnings to fixed charges for the years ended August 31, 2001 and 2000 and the three months ended November 30, 2001, six months ended February 28, 2002, and nine months ended May 31, 2002 as follows:
The sum of earnings before interest, taxes, depreciation and amortization, divided by the fixed charges for the respective period, which we have defined as interest expense on our indebtedness.

Ratio of earnings to fixed charges (Unaudited):

Twelve months ended August 31, 2001          0.67
Twelve months ended August 31, 2000          2.73
Three Months ended November 30, 2001        (1.38)
Six Months ended February 28, 2002          (0.87)
Nine Months ended May 31, 2002              (1.51)


Calculation of book value per share as of August 31, 2002:

                                                     (Unaudited)
Book value:                                          $87,721,000

Shares outstanding:                                  1,000,000

Book value per share:                                $87.72

Quantitative and Qualitative Disclosures About Market Risk



   We are exposed to market risk from changes in foreign exchange and interest rates and, to a lesser extent, commodities. To reduce such risks, we selectively use financial instruments.



   As discussed in Note 2--"Summary of Significant Accounting Policies" in the accompanying notes to consolidated financial statements, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize derivative instruments, including certain derivative instruments embedded in other contracts, as either assets or liabilities and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. We adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on September 1, 2000.



   Currency Risk--APW has international operations. In most instances, APW products are produced at manufacturing facilities located near the customer. As a result, significant volumes of finished goods are manufactured in countries for sale into those markets. For goods purchased from APW affiliates, APW denominates the transaction in the functional currency of the producing operation.



   APW adopted the following guidelines to manage our foreign exchange exposures:



   (i) increase the predictability of costs associated with goods whose purchase price is not denominated in the functional currency of the buyer;



  (ii) minimize the cost of hedging through the use of naturally offsetting positions (borrowing in local currency), netting, pooling; and



 (iii) where possible, sell product in the functional currency of the producing operation.



   APW's identifiable foreign exchange exposures result primarily from the anticipated purchase of product from affiliates and third-party suppliers along with the repayment of intercompany loans with foreign subsidiaries denominated in foreign currencies. APW periodically identifies naturally occurring offsetting positions and then purchases hedging instruments to protect against anticipated exposures. Based on APW's overall currency rate exposure, including derivative financial instruments and nonfunctional currency denominated receivables and payables, we do not believe a near-term 10% appreciation or depreciation of the U.S. dollar would have a significant effect on APW's financial position, results of operations and cash flows over the next fiscal year.



   Interest Rate Risk--APW periodically enters into interest rate swaps to stabilize financing costs by minimizing the effect of potential interest rate increases on floating-rate debt in a rising interest rate environment. Under these agreements, APW contracts with a counter-party to exchange the difference between a fixed rate of interest and a floating rate of interest applied to the notional amount of the swap. The effective portion of the derivative gain or loss due to a change in fair value is initially recorded as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The fair value of the Company's interest rate swap agreements was a liability of $2.4 million at August 31, 2001 and an asset of $0.2 million at August 31, 2000. A seventy-two (10% of our weighted average interest rate) basis-point change in interest rates on average long-term borrowings would have impacted net interest expense by approximately $4.3 million for the twelve months ended August 31, 2001.



   Commodity Prices--APW is exposed to fluctuation in market prices for steel. Therefore, APW has established a program for centralized negotiation of steel prices. This program allows APW to take advantage of economies of scale as well as to cap pricing. All business units are able to purchase steel under this arrangement. In general, the contracts lock steel pricing for 18 months and enable APW to pay less if market prices fall.



Financial Statements and Supplementary Data



   The Company has restated its unaudited quarterly financial data for fiscal 2001 and fiscal 2000 as follows (in millions, except per share amounts):



                                                              2001 (Unaudited)
                                                   -------------------------------------
                                                   FIRST (1) SECOND  THIRD (2) FOURTH (3)
                                                   --------- ------  --------- ----------
Net sales.........................................  $359.7   $317.6   $300.2    $ 290.2
Gross profit......................................  $ 90.8   $ 63.4   $ 31.8    $  45.4
 Adjustments......................................    (1.7)    (1.7)    (1.7)      (1.7)
                                                    ------   ------   ------    -------
Gross profit--as restated.........................  $ 89.1   $ 61.7   $ 30.1    $  43.7
                                                    ======   ======   ======    =======

Net earnings (loss)...............................  $ 12.8   $ (5.9)  $(54.7)   $(184.3)
 Adjustments......................................    (1.1)    (1.1)    (1.1)      (1.1)
                                                    ------   ------   ------    -------
Net earnings (loss)--as restated..................  $ 11.7   $ (7.0)  $(55.8)   $(185.4)
                                                    ======   ======   ======    =======

   Basic earnings (loss) per share................  $ 0.33   $(0.15)  $(1.37)   $ (4.61)
       Adjustments................................    (.03)    (.03)    (.02)      (.03)
                                                    ------   ------   ------    -------
   Basic earnings (loss) per share--as restated...  $ 0.30   $(0.18)  $(1.39)   $ (4.64)
                                                    ======   ======   ======    =======
   Diluted earnings (loss) per share..............  $ 0.31   $(0.15)  $(1.37)   $ (4.61)
       Adjustments................................    (.03)    (.03)    (.02)      (.03)
                                                    ------   ------   ------    -------
   Diluted earnings (loss) per share--as restated.  $ 0.28   $(0.18)  $(1.39)   $ (4.64)
                                                    ======   ======   ======    =======



                                                             2000 (Unaudited)
                                                  --------------------------------------
                                                   FIRST  SECOND (4) THIRD (5) FOURTH (6)
                                                  ------  ---------- --------- ----------
Net sales........................................ $289.1    $277.1    $319.8     $353.5
Gross profit..................................... $ 77.4    $ 72.3    $ 82.7     $ 90.8
 Adjustments.....................................    (.2)      (.2)      (.3)       (.3)
                                                  ------    ------    ------     ------
Gross profit--as restated........................ $ 77.2    $ 72.1    $ 82.4     $ 90.5
                                                  ======    ======    ======     ======

Net earnings (loss).............................. $  6.5    $  2.4    $  6.3     $(37.8)
 Adjustments.....................................    (.1)      (.2)      (.2)       (.2)
                                                  ------    ------    ------     ------
Net earnings (loss)--as restated................. $  6.4    $  2.2    $  6.1     $(38.0)
                                                  ======    ======    ======     ======

Basic and diluted earnings (loss) per share--
   Before extraordinary item..................... $ 0.17    $ 0.11    $ 0.16     $(0.97)
       Adjustments...............................   (.01)       --        --       (.01)
                                                  ------    ------    ------     ------
   Before extraordinary item--as restated........ $ 0.16    $ 0.11    $ 0.16     $(0.98)
   Extraordinary loss net of tax.................     --      (.05)       --         --
                                                  ------    ------    ------     ------
   Basic and diluted earnings (loss) per share--
       as restated............................... $ 0.16    $ 0.06    $ 0.16     $(0.98)
                                                  ======    ======    ======     ======

The Company's audit for its fiscal year ended 2002 is not yet completed and no information is available.

                               LEGAL PROCEEDINGS


APW Ltd. and its subsidiaries are parties to various legal proceedings that have arisen in the normal course of business. These legal proceedings typically include product liability, warranty, environmental, labor, patent and contract claims, and commission disputes. The Company has recorded reserves for estimated losses based on the specific circumstances of each matter. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of such loss can be reasonably estimated. In our opinion, the resolution of these legal proceedings is not expected to have a material adverse effect on our financial condition, results of operations or cash flows. For further information, refer to Note 16 "Contingencies and Litigation" in the Notes to the Consolidated Financial Statements contained in APW's Form 10-K for the fiscal year ended August 31, 2001, which is incorporated by reference into this Information Statement.


                                       109